Form 20-F
period 2023-11-30
Intelligent Group Ltd
filed 2024-03-29
CIK 1916416

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ____________to _____________

Commission file number 333-272136

Intelligent Group Limited
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Wai Lau

Chief Executive Officer

Unit 2803, Level 28, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong
(Address of principal executive offices)

Unit 2803, Level 28, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong
(852) 3618 8460

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.00001 per share	INTJ	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

As of November 30, 2023, there were 11,250,000 ordinary shares, par value US$0.00001 per share.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of the date of this annual report, there were 13,125,000 ordinary shares outstanding, at par value $0.00001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒ Yes ☐ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this annual report  to the terms:

The “Company,” “Group,” “we,” “us,” “our” and “IGL” are to Intelligent Group Limited, the BVI entity that will issue the Ordinary Shares being offered.

“IJL” are to Intelligent Joy Limited, our key operating subsidiary in Hong Kong.

“ITL” are to Intelligent Tech Limited, our Hong Kong subsidiary.

“BVI” are to the British Virgin Islands.

“BVI Act” are to the BVI Business Companies Act, 2004 as amended from time to time.

“Controlling Shareholder” are to Ms. Wai Lau, who is also is a director, chief executive officer, chairlady of the board, as well as the founder of the Group.

“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended.

“Financial PR” are to a branch of the public relations industry that specializes in corporate disclosure responsibilities, shareholder relations, and relations with the professional investor community and with the financial media.

“HK Stock Exchange” are to the Stock Exchange of Hong Kong Limited.

“HKD” or “HK$” are to the legal currency of Hong Kong. “$” or “U.S. dollars” refers to the legal currency of the United States.

“Hong Kong” are to Hong Kong Special Administrative Region of the People’s Republic of China.

“IPO” are to an initial public offering of securities.

“Ordinary Shares” or “Shares” are to our Ordinary Shares, par value $0.00001 per share.

“PCAOB” are to the U.S. Public Company Accounting Oversight Board.

“PR” are to the public relations industry.

“PRC”, “China” or “Mainland China” are to the People’s Republic of China, including Hong Kong and Macau.

“Securities Act” are to the U.S. Securities Act of 1933, as amended.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

ii

FORWARD-LOOKING INFORMATION

This annual contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Item 3. Key Information – D. Risk Factors.”

You should refer to the section titled “Item 3. Key Information – D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

The following table presents the selected consolidated financial information for our Company. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

The summary consolidated statements of operations and cash flow

	For the Year Ended November 30,
	2021	2022	2023
	HK$	HK$	HK$	US$
REVENUE	22,544,000	14,331,576	20,539,218	2,630,030
Operating expenses
Direct cost of revenues	1,795,832	2,492,304	4,505,483	576,923
Selling expenses	1,556,607	957,546	3,276,562	419,561
General and administrative expenses	5,707,936	7,073,360	8,623,437	1,104,225
Income from operation	13,483,625	3,808,366	4,133,736	529,321
Financial expense	(8,158)	(97,167)	(108,259)	(13,863)
Other income, nets	120,329	280,241	574,127	73,517
INCOME BEFORE INCOME TAXES	13,595,796	3,991,440	4,599,604	588,975
Income tax expenses	1,916,689	512,429	530,625	67,946
NET INCOME	11,679,107	3,479,011	4,068,979	521,029

	For the Year Ended November 30,
	2021	2022	2023
	HK$	HK$	HK$	US$
Net cash provided by operating activities	10,192,111	7,066,941	2,728,981	349,443
Net cash (used in) provided by investing activities	(5,089,087)	(50,067)	6,560	840
Net cash provided by (used in) financing activities	3,483,000	(4,547,805)	7,082,765	906,943
NET CHANGE IN CASH AND CASH EQUIVALENTS	8,586,024	2,469,069	9,818,306	1,257,226
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,423,412	13,009,436	15,478,505	1,982,010
CASH AND CASH EQUIVALENTS AT END OF YEAR	13,009,436	15,478,505	25,296,811	3,239,236

The summary consolidated balance sheet as at November 30, 2022 and 2023

	As of November 30,
	2022	2023	2023
	HK$	HK$	US$
ASSETS
Current assets:
Cash and cash equivalents	15,478,505	25,296,811	3,239,236
Accounts receivable, net	2,685,876	5,420,540	694,096
Prepayments and other receivables	197,649	80,000	10,244
Due from related parties	37,937	—	—
Total current assets	18,399,967	30,797,351	3,943,576

Non-current assets:
Property and equipment, net	174,898	34,748	4,449
Right-of-use assets	286,427	1,181,941	151,347
Deferred offering costs	2,172,377	1,544,276	197,743
Long term deposit	—	265,980	34,058
Deferred tax assets	—	355,566	45,530
Total non-current assets	2,633,702	3,382,511	433,127
Total assets	21,033,669	34,179,862	4,376,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	290,645	150,940	19,328
Contract liabilities	1,166,837	1,519,584	194,581
Bank borrowings	454,584	460,502	58,967
Operating lease liabilities	255,968	863,508	110,572
Due to related parties	—	7,536,359	965,024
Taxes payables	2,838,099	3,718,174	476,109
Total current liabilities	5,006,133	14,249,067	1,824,581

Other liabilities:
Bank borrowings, net of current portion	2,953,174	2,493,662	319,311
Operating lease liabilities, net of current portion	—	293,792	37,620
Total other liabilities	2,953,174	2,787,454	356,931
Total liabilities	7,959,307	17,036,521	2,181,512

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.00001 par value; 500,000,000 shares authorized; 11,250,000 shares issued and outstanding as of November 30, 2022 and 2023, respectively*	874	874	112
Additional paid-up capital	2,010,103	2,010,103	257,392
Retained earnings	11,063,385	15,132,364	1,937,687
Total shareholders’ equity	13,074,362	17,143,341	2,195,191
Total liabilities and shareholders’ equity	21,033,669	34,179,862	4,376,703

*	Giving retroactive effect to the 10,000-for-1 share split effected on November 7, 2021.

Our management believes that the assumptions underlying our financial statements and the above allocations are reasonable. Our financial statements, however, may not necessarily reflect our results of operations, financial position and cashflows as if we had operated as a separate, stand-alone company during the periods presented. You should not view our historical results as an indicator of our future performance.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors

An investment in our Ordinary Shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this annual report, before deciding to invest in our Ordinary Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Doing Business in Jurisdictions We Operate

All our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

IGL is a holding company registered and incorporated in the British Virgin Islands, and we conduct our operations through our operating subsidiaries in Hong Kong, IJL and ITL. Our operations are located in Hong Kong and some of our clients are PRC companies. As at the date of this annual report, we are not affected by recent statements by the Chinese government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to certain long arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risks imposed by the PRC legal and regulatory system are by their very nature uncertain. In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	increase our operating costs;

●	require significant management time and attention;

●	result in negative publicity; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities markets, enhancing supervision over China-based companies listed overseas using a VIE structure (which we do not use and which we have no current intention to use), adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operations, the ability to accept foreign investments and list on an U.S. or other foreign exchange.

The Chinese government may intervene in or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our ability to conduct our business could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Ordinary Shares could decrease or become worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC released the Draft Administrative Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and Draft Filing Measures regulate the administrative system, record-filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Draft Administrative Provisions specify that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic enterprises” to complete filing procedures with the CSRC if they wish to list overseas. On February 17, 2023, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures and report relevant information to the CSRC; any failure to comply with such filling procedures may result in administrative penalties, such as an order to rectify, warnings, and fines. On April 2, 2022, the CSRC published the Draft Archives Rules, for public comment. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services thereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests.

Under the Trial Measures and the Guidance Rules and Notice, Chinese domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. Companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing, may arrange for the filing within a reasonable time period and shall complete the filing procedure before such companies’ overseas issuance and listing.

The Management understands that as of the date of this annual report, the Group has no operations in China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in China, should we have any future operations in China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. While the Group has no current operations in China, should we have any future operations in China these regulatory agencies may also impose fines and penalties on our operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt subsequent offering before settlement and delivery of our Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for our subsequent securities offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation.

It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business our operations or subsequent offerings as we do not believe that either IJL or ITL would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) IJL and ITL are organized and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to Hong Kong companies; (ii) IJL and ITL operate without any subsidiary or VIE structure in Mainland China; (iii) as of date of this annual report, IJL and ITL have collected and stored personal information of less than 100 PRC individual clients, which is far less than one million users; and (iv) as of the date of this annual report, IJL and ITL have not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures is adopted into law in the future and if IJL or ITL are deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, the operation of our subsidiaries and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by CFN Lawyers LLC, our U.S. counsel, that based on their understanding of the current Hong Kong laws, as of the date of this annual report, the Company and its subsidiaries IJL and ITL are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and its subsidiaries or denied by any relevant authorities. As of the date of this annual report, IGL does not require any requisite permissions or approvals from the Hong Kong authorities to operate their businesses. Each of our Hong Kong subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by CFN Lawyers LLC that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that the Company and its subsidiaries currently have no material operations in the PRC, the Management understands that as of the date of this annual report, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether out listing is subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that IGL, IJL and ITL are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this annual report. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and IGL, IJL and ITL are required to obtain such permissions or approvals, (ii) IGL, IJL and ITL inadvertently conclude that relevant permissions or approvals were not required or (iii) IGL, IJL and ITL did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Although the audit report included in this annual report is prepared by U.S. auditors who are subject to inspections by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities. Our U.S. auditor has been inspected by the PCAOB on a regular basis, and we have no operations in Mainland China. However, if there is significant change to current political arrangements between Mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in PRC and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside Mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in Mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in Mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by non-U.S. laws, in particular those in Mainland China, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to completely inspect or investigate the audit work performed by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our previous auditor, Friedman LLP, was headquartered in New York, New York, and our current auditor, Marcum Asia CPAs LLP, is headquartered in New York, New York, and neither auditors appeared as part of the report under the lists in its Appendix A or Appendix B.

On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted.

The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in Mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between Mainland China and Hong Kong, or if any component of our auditor’s work papers become located in Mainland China in the future. Delisting of our Ordinary Shares likely would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, China and other markets where the majority of our clients reside. The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, which represent substantially all of our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, then U.S. President Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including Hong Kong Special Administrative Region (“HKSAR”) chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Sino — British Joint Declaration or the Basic Law” of the Hong Kong Special Administrative Region of the People’s Republic of China, which is Hong Kong’s constitutional document. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority.

The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the PRC Hong Kong National Security Law and the U.S. HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries, which represent substantially all of our business, are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

Tariffs could increase the cost of goods and products which could affect customers’ investment decisions, which in turn can affect the spending habits of our clients. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on consumer confidence, which could materially and adversely affect our business. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

A downturn in the Hong Kong, China or global economy, or a change in economic and political policies of China could materially and adversely affect our business and financial condition.

Our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese or Hong Kong economy may affect potential clients’ confidence in financial markets as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend any allegations which could harm our business operations, our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China and Hong Kong have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us or our business. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operations are based in Hong Kong, any changes to such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. However, certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, and the signing of the HKAA in the U.S. on July 14, 2020 has led to various sanctions against certain Hong Kong individuals, including against the HKSAR chief executive Carrie Lam. The U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and may further impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from our initial public offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Risks Related to Our Business and Industry

Our business performance is highly influenced by the conditions of the capital markets in Hong Kong.

All our business operations were concentrated in the capital markets sector in Hong Kong for the years ended November 30, 2023, 2022 and 2021.  Any material deterioration in the financial and economic conditions of the capital markets in Hong Kong could materially and adversely affect our business and prospects. The Hong Kong Financial PR market is susceptible to changes in the global as well as domestic economic, social and political conditions including, without limitation, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes, the outcome of the Sino-US trade dispute, the U.S. interest rate outlook, social and political unrest in Hong Kong and legal and regulatory changes. When there are unfavorable changes to global or local market conditions, the capital markets in Hong Kong may experience negative fluctuations in its performance. These changes may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

The revenue from our Financial PR business is non-recurring in nature and our profitability is highly unpredictable.

The performance of our Financial PR services depends, to a large extent, on our ability to leverage our business network and relationships to source and retain clients. Since our contracts are typically negotiated on a project-by-project basis with our clients, the revenue generated from our services may fluctuate from time to time and often does not recur. The number of projects undertaken by us, the revenue generated from each client and the total revenue derived from our projects are affected by numerous factors such as market conditions, the terms of each engagement, project duration and the complexity and completion timeline of each project, resulting in uncertainties in relation to the sustainability of our financial performance. There is no assurance that the clients which have previously sought our services will continue to retain us for future business.

For the years ended November 30, 2023, 2022 and 2021, part of our revenue from the provision of Financial PR services were project-based services.  However, the extent of such project-based services provided, as well as our fee levels, are subject to our clients’ demands. Accordingly, our revenue may vary from period to period depending upon the number, type and fee level of our services. Our future results of operations will depend upon our ability to maintain or increase the number of our clients and projects at acceptable fee levels. In addition, the timing of completion of our projects will affect our cash flows generated from operations, and delays in the completion of our projects may defer payments from our clients, which would adversely affect our cash flows and results of operations. If we are not able to maintain or grow our current fee levels or maintain or increase the number of our clients, both of which are dependent on various factors such as competition and economic conditions, our results of operations may be adversely affected. In these circumstances, our revenue and profitability may fluctuate from year to year and our future financial performance is therefore highly unpredictable.

Since we do not have long-term exclusive service agreements with our existing clients in respect of our Financial PR services, it is difficult to predict our future results of operations.

Our service agreements with our clients are entered into on a project basis, and not through long term exclusive agreements. Therefore, we cannot assure you that a client will engage us for further services once a project has been completed, or that a client will not reduce the scope of, or terminate, the existing projects. Since we do not have long-term non-exclusive service agreements with our existing Financial PR clients, our client service agreements may be terminated from time to time due to various reasons beyond our control, making it difficult to predict our future results of operations.

The financial condition of our clients may deteriorate and their fee settlement to us may be slow, which may adversely affect our cash flows, working capital, financial condition and results of operations.

A decline in the financial condition of our clients would hinder our ability to collect payments from our clients, and would also result in a decrease in demand for our services in the future. A lack of liquidity in the capital markets, or a sustained period of unfavorable general economic conditions or conditions affecting the operations or industries of our clients may increase our exposure to credit risks and result in increases in our allowance for doubtful receivables. These factors may also materially and adversely affect our cash flows, working capital, financial condition and results of operations.

We are also subject to the risk of payment deferral by our clients as part of our business operations. We cannot assure you that we will be able to fully recover the outstanding amounts due from our clients, if at all, or that they will settle the amounts in a timely manner. If settlements by our clients are not made in full or in a timely manner, our financial condition and results of operations will be adversely affected.

Our reputation may be adversely affected if third parties to whom we outsource a portion of our Financial PR services fail to perform satisfactorily and/or there occur negative events concerning our business.

We outsource a portion of our services to third parties in the course of our business. If these third parties do not perform their services satisfactorily, or if they decide not to continue to provide such services to us, our business could be adversely affected. If we fail to identify and secure comparable third party service providers in a timely manner and on commercially reasonable terms, we may experience delays in providing services to our clients, which may negatively affect our business. Any service interruptions experienced by our clients could negatively impact our reputation, resulting in loss of existing clients and inability to attract new clients. Furthermore, we may even become subject to civil claims by our clients or other third parties. Under such circumstances, our business, financial condition and results of operations may be materially and adversely affected.

Moreover, our reputation is susceptible to damage in case of any negative events in relation to our operations, including, without limitation, negative publicity or media coverage, development of scandals, litigation and disputes, and regulatory enquiries or enforcement actions taken against us or our employees. We cannot assure that such negative events will not happen in the future. If they materialize, it may have a material adverse impact on our reputation and in turn our business activities and results of operations.

We rely on our key management and professional staff, the loss of whom may affect our operations.

Our Group has an experienced and competent management team that is responsible for directing and managing our daily operations, overseeing our financial condition and performance, and formulating our business strategies. Leveraging on their experience and networks in the industry, we have been successfully expanding our client base and our sources of deals and new projects. However, we cannot assure you that we can retain the services of our key management and find suitable replacements if any of them terminates his or her engagement with us, given the intense competition for experienced and competent personnel in the industry.

Other than our senior management, we also rely on our professional staff in different business operations to implement our business strategies, provide quality services to clients, maintain relationship with clients and procure new clients. Loss of our professional staff and failure to recruit replacement will materially and adversely affect our business operations.

We may be adversely affected by changes in the laws and regulations governing the companies listed on the HK Stock Exchange.

For the years ended November 30, 2023, 2022 and 2021, a large number of our clients were companies to be listed or already listed on the HK Stock Exchange.  Our clients are therefore subject to all applicable laws and regulations relating to the listing of their securities on the HK Stock Exchange, including but not limited to, the Rules Governing the Listing of Securities on the HK Stock Exchange, as amended, supplemented or otherwise modified from time to time. As a result, our results of operations are affected by changes in the regulatory environment in Hong Kong and the PRC, especially the listing rules of the HK Stock Exchange, disclosure obligations of listed companies and restrictions or requirements on Financial PR services providers. Any change in Hong Kong and PRC laws and regulations, such as additional restrictions or requirements on Financial PR services providers, or new regulations that impose new restrictions on the ability of companies to list on the HK Stock Exchange, or the abolishment of or amendment to disclosure requirements imposed on listed companies, may also adversely affect the demand for our services, which may in turn materially and adversely affect our business, financial condition and results of operations.

We face risks associated with pressure on the level of our service fees.

Since the determination of service fees is primarily based on demand for our services, cost of services, and the service fees charged by our competitors for the same or similar services, we cannot assure you that we will be able to maintain the level of the service fees that we currently charge. In the event that the demand for our services decreases, or the level of the service fees decreases in the future due to existing or new competition or any other factors beyond our control, we may have to reduce the current level of fees charged for our services, which may materially and adversely affect our business, financial condition and results of operations.

We may be subject to litigation, arbitration or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this annual report, we are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

If we fail to keep clients’ information confidential or if we handle information improperly or make misstatements of such information, our business and reputation could be materially and adversely affected.

We manage private and confidential information and documentation relating to our clients’ finances and transactions, often prior to public dissemination. The use of insider or price sensitive information is highly regulated in Hong Kong and overseas, and any violation of the relevant securities laws and regulations may result in civil and criminal penalties. There is no assurance that we can completely eliminate the risk of any misstatement or leakage of confidential information and customer data. If we fail to keep clients’ proprietary information and documentation confidential, or if we handle the information improperly or make misstatements of such information, our reputation may be adversely affected or even lost. At the same time, we may expose our clients to a significant loss of revenue as a result of any premature release or misstatements of confidential information. As such, we may also become subject to civil claims by our clients or other third parties or investigations by relevant authorities.

Our services depend on the reliability of computer systems maintained by us and our outsourcing vendors and the ability to implement and maintain information technology security measures.

Our services depend on the reliability of computer systems maintained by us and our outsourcing vendors to operate efficiently and reliably at all times. Certain emergencies or contingencies could occur, such as a natural disaster or a significant power outage, which could temporarily shut down our facilities and computer systems. Further, our Group’s servers may be subject to computer viruses, hacking, vandalism, physical or electronic break-ins and other disruptions, which could lead to a loss of data. In addition, if the technological and operational platforms and capabilities become outdated, we will be at a disadvantage when competing with our competitors in the industry in which we operate. Our failure to back up our data and information in a timely manner may cause material disruption of our business operation and may therefore adversely affect our business and results of operations.

We are subject to various risks due to potential violation of obligations and standards applicable to us.

We are subject to a number of obligations and standards arising from our business. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, we are required to properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships. We are also subject to the risk of fraud, illegal act, misconduct or other improper activities committed by our directors, employees, agents, clients or other third parties, such as entering into unauthorized transactions, improperly using or divulging inside information, recommending transactions not suitable for our clients, engaging in fraudulent activities, or engaging in improper or illegal activities. We cannot assure that our procedures and policies would fully prevent or detect illegal or improper activities in our business operations. If illegal or improper activities transpire and we fail to identify them in a timely manner, or at all, we will be in breach of the legal and regulatory requirements in Hong Kong and may be subject to regulatory sanction resulting in financial loss and reputational harm, which would adversely affect our reputation and results of operations.

It is not always possible to identify and deter fraud, misconduct or errors by directors, officers, employees, agents or external service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

We and our directors and officers may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Claims, lawsuits, and litigation are subject to inherent uncertainties, and we are uncertain whether any claim would develop into a lawsuit. Litigation may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

We may be unable to successfully implement our future business plans.

Our success is dependent on, among other things, our proper and timely execution of our future business plans. Our future business plans may be hindered by factors beyond our control, such as competition within the industry we operate, our ability to cope with high exposure to financial risk, operational risk, market risk and credit risk as our business and client base expands and our ability to provide, maintain and improve the level of human and other resources in servicing our clients. As such, we cannot assure that our future business plans will materialize, or that our objectives will be accomplished fully or partially, or our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance, financial condition and future prospects and growth could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and also may present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

Our internal control system may not always be effective or adequate.

We rely on our internal control system to ensure effective business operations. We have established, maintained and relied on an internal control system comprising a series of policies and procedures. There is no assurance that the internal control system in place will prove at all times adequate and effective to deal with all the possible risks given the fast changing financial, regulatory and technological environment in which we operate. We cannot assure that our internal control system has no deficiencies or inherent limitations, or that it can fully prevent us from our employee misconduct. Such deficiencies or inherent limitations may adversely affect our financial condition and results of operations.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.

Since late December 2019, the outbreak of a novel strain of coronavirus, later named COVID-19, spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a PHEIC, and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination program had been greatly promoted around the globe, however several types of COVID-19 variants emerged in different parts of the world. For example, a wave of infections caused by the Omicron variant emerged in Shanghai in early 2022, and a series of restrictions and quarantines were implemented to contain the spread. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during that time, and there remains uncertainty as to the future impact of the virus, especially in light of China’s recent change in policy. We cannot assure you that more lockdowns and other restrictive measures will not be implemented in the future. Some other countries, including the U.S., also introduced various restrictions in response to the COVID-19 pandemic.

This outbreak of COVID-19 has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Furthermore, our results of operations have been affected by the COVID-19 pandemic. Due to the instability of global financial markets and other economic and financial challenges brought about by COVID-19, our businesses and clients have been adversely affected by travel restrictions preventing PRC residents from travelling to Hong Kong. More broadly, the COVID-19 pandemic threatens global economies and has caused significant market volatility and declines in general economic activities. This may have severely dampened the confidence in global markets and potential clients.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information on the ongoing COVID-19 pandemic as well as other possible health epidemics and outbreaks and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 pandemic on the Financial PR markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2023 and beyond.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with clients and the relevant listing authorities. Moreover, besides COVID-19, our business and ability to operate could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemics.

Our headquarters are located in Hong Kong, where our directors and management and a majority of our employees currently reside. In addition, our system hardware and back-up systems are hosted in leased facilities located in Hong Kong. Consequently, we are highly susceptible to factors such as these that may adversely affect Hong Kong. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Hong Kong, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

A severe or prolonged downturn in the global economy, whether caused by economic or political instability, could materially and adversely affect our business and results of operations.

The recent global market and economic crisis stemming from COVID-19 resulted in recessions occurring in most major economies. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, sovereign debt issues, COVID-19 and new variants thereof and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected businesses and consumer confidence and contributed to significant volatility.

There is continuing uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including Hong Kong’s. There have also been concerns over unrest in several geographic areas, which may result in significant market volatility. Any prolonged slowdown in the global and/or Hong Kong economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The business of our Group is exclusively concentrated in Hong Kong, and is therefore heavily dependent on Hong Kong’s economy. Economic conditions in Hong Kong are sensitive to global economic conditions. If there is any significant decline in Hong Kong’s economy and we are unable to generate business in other geographic locations, our revenue, profitability and business prospects will be materially affected. Also, major market disruptions and adverse changes in market conditions and uncertainty in the regulatory climate worldwide may adversely affect our business and industry or impair our ability to borrow or make any future financial arrangements. Any factors that lead to prolonged weakness or increased volatility in Hong Kong’s securities market in the future, such as reoccurrence of economic crises, natural disasters, wars or political upheavals, may diminish investors’ interest in Hong Kong’s securities markets and thus our clients, and companies may cancel their plans to be listed on the HK Stock Exchange, resulting in a decline in our revenue and a material adverse effect on our business, results of operations, financial condition and prospects.

As of December 31, 2023, the total number of listed companies in the HK Stock Exchange was 2,603, compared to 2,597 listed companies as of December 31, 2022. However, the number of newly listed companies in 2023 up to December 31, 2023 decreased to 14 companies as compared to 21 companies for the same period in 2022 (source: https://www.hkex.com.hk/Market-Data/Statistics/Consolidated-Reports/HKEX-Monthly-Market-Highlights?sc_lan&sc_lang=en&select={2EA751A5-CB84-41A8-B99D-9C8BC53AA367} ) mainly as a result of volatility in the performance of the capital markets in Hong Kong. While our operations have not yet been directly affected by supply chain disruptions or inflationary pressures, continued pressure from the economic conditions may disrupt the Hong Kong capital markets in the future and in turn, affect our operations.

In addition, at the end of 2021 and into 2022, tensions between the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect the Hong Kong capital markets and our operations, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

Risks Related to Our Corporate Structure

We may rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

IGL is a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. However, to the extent that cash and/or assets are in Hong Kong or a Hong Kong entity, the funds and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of IGL, IJL or ITL to transfer cash and/or assets. Any limitation on the ability of our Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

Prior to filing the registration statement of which this annual report is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended November 30, 2023 and 2022, we and our independent registered public accounting firms identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and (iii) a lack of an effective control framework in place and critical information technology general controls (“ITGC”) have design deficiencies in areas including logical access, privileged access, IT operations and cybersecurity.

We have implemented measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill the key roles in our financial operations; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and (iii) setting up an ITGC and system control framework with formal documentation of polices and controls in place.

We will be subject to the requirement that management maintain internal controls and perform periodic evaluation of the effectiveness of those internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and in such an event our shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Risks Related to our Ordinary Shares

An active trading market for our Shares may not be sustained.

Prior to our initial public offering, there has not been a public market for our Ordinary Shares. An active public market for our Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Shares will be materially and adversely affected.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of certain publicly traded companies. Broad market and industry factors may significantly affect the market price of our Ordinary Shares, regardless of our actual operating performance.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following any volatility in the price of our Shares, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Our Shares are trading under $5.00 per share and thus would be known as “penny stock” Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Shares.

Our Ordinary Shares are trading below $5.00 per share. As a result, our Shares would be known as a “penny stock”, which are subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Ordinary Shares could be considered to be “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Ordinary Shares, and may negatively affect the ability of holders of our Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to do so.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Assuming our Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities when they are listed on Nasdaq, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities on a case by case basis. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Substantial future sales or perceived sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of our Ordinary Shares in the public market, or the perception that these sales could occur, could cause their market price to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Additionally, if any existing shareholder or shareholders sell a substantial amount of our Ordinary Shares, this, in turn, could have a material adverse effect on their price.

If you purchase Ordinary Shares offered by us in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing our Ordinary Shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per Ordinary Share. As a result, investors purchasing Ordinary Shares in this offering will incur immediate dilution. For more information on the dilution you may experience as a result of investing in this offering, see “Dilution.”

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this annual report, our directors, officers and Ms. Wai Lau, our Controlling Shareholder, hold an aggregate of 68.61% or more of our Shares. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our Controlling Shareholder owns 68.61% of our total issued and outstanding Shares, representing 68.61% of the total voting power, assuming that the underwriters do not exercise their over-allotment option. Our Controlling Shareholder will have the ability to control the outcome of certain matters submitted to shareholders for approval through her controlling ownership of the company, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions.

The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

After our initial public offering, we have become subject to the periodic reporting requirements of the Exchange Act.  We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Under BVI law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the value of assets of our Company will not be less than the sum of our total liabilities.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline.

If a trading market for our Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us and possibly with our industry as well, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event that we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Share price, our Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management.

We are incorporated under the laws of the BVI and all of our directors and officers reside outside the United States in Hong Kong. Moreover, all of these persons do not have significant assets in the United States. As a result, it may be difficult to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the BVI or Hong Kong could render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is uncertainty as to whether the BVI courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

A judgment of a court in the U.S. predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the U.S. was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the U.S. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of the U.S. courts of civil liabilities predicated solely upon the federal securities laws of the U.S. or the securities laws of any State or territory within the U.S. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the annual report, as judgments entered in the U.S. can be enforced in Hong Kong only at common law. For more information regarding the relevant laws of the BVI and Hong Kong, see “Enforcement of Liabilities.”

As the rights of a shareholder under British Virgin Islands law differ from those under U.S. law, you may have fewer protections than you would as a shareholder of a U.S. corporation.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the BVI Business Companies Act, 2004 (as amended), referred to below as the “BVI Act”, and the common law of the BVI. The rights of shareholders to take legal action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors and officers under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the English common law and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are largely codified in the BVI Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States Shareholders of a British Virgin Islands company could, however, bring a derivative action in the British Virgin Islands courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

BVI laws may provide less protection for minority shareholders than those under U.S. law, and therefore minority shareholders who are dissatisfied with the conduct of our affairs may not have the same options as to recourse in comparison to the shareholders of a U.S. corporation.

Under the laws of the British Virgin Islands, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for business companies is limited.

The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to BVI law and the constitutional documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders; (iii) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; or (iv) acts that constitute fraud on the minority where the wrongdoers control the company.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the Memorandum and Articles of Association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the Memorandum and Articles of Association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, obtaining and maintaining directors’ and officers’ liability insurance would become more difficult and expensive for us, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the BVI, may differ significantly from corporate governance listing standards. Currently, we plan to rely on some home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

After the completion of our initial public offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Sarbanes-Oxley, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ordinary shares.

In addition, if the trading volumes of the ordinary shares are low, persons buying or selling in relatively small quantities may easily influence prices of the ordinary shares. This low volume of trades could also cause the price of the ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the ordinary shares. As a result of this volatility, investors may experience losses on their investment in the ordinary shares. A decline in the market price of the ordinary shares also could adversely affect our ability to sell additional ordinary shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the ordinary shares will develop or be sustained. If an active market does not develop, holders of the ordinary shares may be unable to readily sell the ordinary shares they hold or may not be able to sell their ordinary shares at all.

In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The future sales of Ordinary Shares by existing shareholders, including the sales pursuant to the Resale Prospectus, may adversely affect the market price of our Ordinary Share.

As a relatively small-capitalization company with relatively small public float we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. The Ordinary Shares registered for resale as part of the Resale Prospectus, once registered, will constitute a considerable percentage of our public float. Sales of a substantial number of our Ordinary Shares in the public market could occur at any time. The sales of a substantial number of registered shares could result in a significant decline in the public trading price of our Ordinary Shares and could impair our ability to raise capital through the sale or issuance of additional Ordinary Shares. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares. Despite such a decline in the public trading price, certain Selling Shareholders may still experience a positive rate of return on the Ordinary Shares due to the lower price that they purchased the Ordinary Shares compared to other public investors and may be incentivized to sell their Ordinary Shares when others are not.

Item 4. Information on the Company

A.	History and Development of the Company

In October 2016, IJL was organized under the laws of Hong Kong to engage in the provision of Financial PR services. IJL, our key operating subsidiary, provides advice for clients on their communications and reputation management efforts, creates multi-stakeholder communications programs, arranges press conferences and interviews, participates in the preparation of news releases and shareholders’ meetings, monitors news publications, identifies shareholders, targets potential investors, organizes corporate events and implements crisis management policies and procedures.

In June 2018, ITL was organized under the laws of Hong Kong to support our provision of Financial PR services. ITL is our operating subsidiary and engaged in technology related operations including maintaining the Company’s website.

In July 2018, IGL was incorporated under the BVI Act, as a holding company of our business.

Our principal executive office is located at Unit 2803, Level 28, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong. Our telephone number is (+852) 3618 8460. Our registered office in the BVI is located at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://www.intelligentjoy.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report.

Increase in authorized shares and share split

IGL was established under the laws of British Virgin Islands on July 5, 2018. The authorized number of Ordinary Shares was 50,000 shares with a par value of US$1.0.

On November 6, 2021, the shareholders of IGL resolved to create an additional 500,000,000 of the authorized Ordinary Shares with a par value of US$0.00001 (the “Increase in Share Capital”). Following the Increase in Share Capital, on November 7, 2021, IGL newly issued 11,250,000 Ordinary Shares with a par value of US$0.00001 (the “Shares Issued”). Following the Shares Issued, IGL repurchased and cancelled 50,000 of the outstanding Ordinary Shares with a par value of US$1.0 issued and outstanding as of November 30, 2020 as well as cancelled 50,000 of the authorized Ordinary Shares with a par value of US$1.0.

All shares and per share amounts used elsewhere in this annual report and the consolidated financial statements have been retroactively restated to reflect the share split.

Initial Public Offering

On March 19, 2024, IGL entered into an underwriting agreement with WestPark Capital, Inc., as underwriter named thereof, in connection with its initial public offering (“IPO”) of 1,875,000 Ordinary Shares at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-272136) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 23, 2023 (as amended, the “Registration Statement”) was declared effective by the Commission on February 28, 2024.

On March 22, 2024, IGL completed its IPO and listed its Ordinary Shares on the Nasdaq Capital Market under the symbol “INTJ”.

B.	Business Overview

Overview

We are a professional services provider in Hong Kong that principally engages in the provision of Financial PR services. We provide a substantial number of holistic and comprehensive Financial PR services to our clients through IJL, our key operating entity in Hong Kong. We advise our clients on their communications and reputation management efforts. Our Financial PR services include creating multi-stakeholder communications programs, arranging press conferences and interviews, participating in the preparation of news releases and shareholders’ meetings, monitoring news publications, identifying shareholders, targeting potential investors, organizing corporate events, and implementing crisis management policies and procedures.

We aim to build an effective channel for the exchange of information between the public, investors and our clients. We provide information about our clients to investors and to the public in a manner that enables them to understand our clients’ operations more easily. We also provide training to our clients so as to allow them to understand public relations tactics and practice. The objective is to create a positive market image of our clients to the public.

Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors:

We provide comprehensive Financial PR services to our clients

We advise our clients on their communications and reputation management efforts. We provide comprehensive Financial PR services to our clients during mergers and acquisitions, IPOs and restructurings on a variety of complex business issues including (i) maintenance and development of public relations and investor relations; (ii) conferences and interviews; (iii) media monitoring; (iv) crisis management; (v) investor targeting; and (vi) investor polling to fulfil their varying needs.

We believe our ability to provide comprehensive Financial PR services to our clients not only fulfils their varying needs at different stages, but also fosters our solid long-term relationship with them.

We provide extensive coverage in our media monitoring and promotion services for our clients

We provide extensive coverage for our clients in our media monitoring services including news briefings and newspaper clippings gathered from a wide variety media outlets across the Greater Asia region, as well as daily reporting of share trading performance information consolidated from pricing apps of various funds. Our mature information platform periodically generates informational videos and articles that are targeted to different brokerage firms and media platforms. We have established an extensive network of hedge funds and private equity funds, for which we periodically hold private road shows. As part of our media promotion services, we have also partnered with Key Opinion Leaders in the field of finance from Hong Kong and China on various online platforms to act as effective promoters for our clients.

We have a strong client base

We serve a diverse and solid base of clients. We believe that our market reputation and our clients’ confidence in our services are indispensable to our continued success. Our major clients are mainly listing applicants and listed companies in Hong Kong, as well as private companies, investors and international investment banks. Since our establishment in 2016, we have been engaged by 113 clients, among which 65 are listing applicants or listed companies on the HK Stock Exchange. The number of clients who are listed companies on the HK Stock Exchange increased from 28 companies for the year ended November 30, 2021 to 31 and 36 companies for the year ended November 30, 2022 and 2023, respectively.

A diversified client base will tend to mitigate the negative effect from uneven demand for our services from clients in industry sectors that experience cyclical behavior and are exposed to unpredictable downturns caused by fluctuations in market conditions.

We have experienced and competent management and professional staff

We have a team of experienced and competent management that is responsible for directing and managing daily operations, formulating business strategies and leading project execution. Leveraging on their experience and networks in the Financial PR industry, we have been successfully expanding our client base and sources of deals and transactions. For details of the biographies of our management team, please refer to the section headed “Management” in this annual report.

In addition to our experienced and competent senior management team, we have teams of professional staff. Together with our senior management team, our professional staff enables us to implement our business strategies, provide quality services to clients, identify and capture business opportunities, maintain relationships with clients and procure new clients.

Our Strategies

Our principal business objective is to further strengthen our position in the Financial PR services industry in Hong Kong and to replicate our success in Hong Kong in international capital markets, in particular in the US. We intend to achieve our future plans by adopting the following key strategies:

Further strengthen our Financial PR business in Hong Kong

We plan to continue to place a significant focus on our Financial PR business in Hong Kong. We believe that a strong team of experienced staff equipped with appropriate industry knowledge and good client connections are crucial to our continued success. We intend to strengthen our Financial PR business by recruiting additional experienced professional staff to ensure that we have sufficient staff with appropriate levels of knowledge, skills and experience to effectively provide our services. We also intend to enhance the remuneration package of our existing professional team to retain talent. We believe a stronger Financial PR workforce will help increase our project execution as well as our capacity to provide quality services to our clients, and to maintain effective systems and controls to ensure that we are able to meet all of our obligations and responsibilities under relevant rules and regulations.

Expand our market presence in other international capital markets in particular the U.S.

We plan to replicate our success in Hong Kong and to establish and expand our market presence in other international capital markets, in particular in the U.S. There is a rising demand for companies located in the Asia Pacific region including but not limited to China, Hong Kong, Singapore and Malaysia, to gain access to international capital markets, in particular the U.S. capital markets. We plan to provide our Financial PR services to them. We may collaborate with suitable service providers in the U.S., including through strategic alliances and joint ventures, and may establish our offices and recruit suitable talent in the U.S. to better serve our clients and to capture the rising demand. However, at this time we have no intention to acquire any other businesses.

Enhance our automation and establishment of virtual Financial PR services

We plan to enhance the automation of our Financial PR services to increase our operational efficiency and competitiveness. By the introduction of app, other IT systems and tools and the extension of our online Financial PR platform, we not only could expand our coverage in media monitoring and promotion, but also provide more targeted and personalized information to our clients and increase the value of our services.

We also plan to launch virtual Financial PR services including establishing virtual roadshow platform, which will allow our clients to perform roadshows or other Financial PR service despite any travel restrictions resulting from COVID-19 or other unforeseen incidents that affect the ability to conduct in person events.

Our Services

We provide a substantial amount of our comprehensive Financial PR services to our clients through IJL, our key operating entity in Hong Kong. We monitor issues of public relations and investor relations; and maintaining good relations with the media and with investors is an important facet of our client services. In this regard, we provide our clients with market information and third party equity research reports in a timely manner. Our clients can therefore assess their market perception and corporate image for future improvement or make appropriate adjustments by utilizing the information provided by us.

With well-established relations in the media industry, we are able to communicate with the media to convey our clients’ messages to the media, to investors and to the public in an effective way. Our established information platform periodically generates informational videos and articles that is targeted at over 100 different funds and media platforms. We have also established an extensive network of hedge funds and private equity funds, for which we periodically hold private road shows. As part of our media promotion services, we have also partnered with Key Opinion Leaders in the field of finance from Hong Kong and China on various online platforms to act as effective promoters for our clients.

Furthermore, we coordinate shareholders meetings and press conferences of our clients and we also monitor question and answer sessions and media interviews. We also hold press conferences upon our clients’ request to release news or promote specific matters. With our business relationships with the media, we can communicate with the media to convey our clients’ messages to the public and investors in an effective way.

The following are the major services which we provide to our clients:

1.	Conferences and interviews

We coordinate shareholders meetings and press conferences of our clients and we also monitor question and answer sessions and media interviews. We arrange conferences to release financial and operational information or specific matters of our clients to media, investors, research analysts and other interested parties. We also arrange site visits for fund managers, securities analysts and reporters and conduct meetings with the management of our clients. With our business relationships with the media, we can communicate with the media to convey our clients’ messages to the public and investors in an effective way.

2.	Media relations and monitoring

We maintain contact with our clients, including through their public relations departments and company secretaries, to ensure that sufficient corporate information is conveyed to the media and investors. We also provide market information and news to our clients, in order to keep their management and relevant personnel abreast of the latest market developments. We provide extensive coverage for our clients in our media monitoring services including news briefings and newspaper clippings gathered from a wide variety media outlets across the Greater Asia region, as well as daily reporting of share trading performance information consolidated from pricing apps of various funds. Our mature information platform periodically generates informational videos and articles that are targeted to different brokerage firms and media platforms. This coverage allows us to be alert to the latest market news and make timely notifications to the client.

3.	Crisis management

We prepare crisis contingency plans, organize crisis public relations teams and establish crisis management mechanisms for our clients whenever necessary. We also provide strategic communications counsel, investor relations support, and tailored communication advice and execution on capital markets transactions and other situations. In the event that a crisis occurs, we will inform our clients as soon as possible and convene an emergency meeting to discuss and analyze the situation and its possible negative impact and to ascertain the extent of the crisis and market reaction so as to take proper counter measures such as offering relevant advice to our clients and executing a response plan in accordance with our advice and client instructions, so as to protect the image and reputation of our client and its brands.

4.	Investor relations and targeting

We classify investors based on the existing shareholder base of our clients in order to identify suitable potential investors. Then we provide publicly available information to them about our clients such as their line of business, development trends and industry prospects. Our services include planning and developing promotional activities and presenting listing news through various promotion channels to maximize the effectiveness of the publicity we generate. To facilitate our promotion services, we have developed our own podcast series, and we distribute research articles through third party media in the PRC and Hong Kong, and we also publish articles in professional column reviews, various social media platforms and apps of brokerage and securities firms. We also prepare information about investors investing in the same industry as that of our clients.

5.	Investor polling

We compile questionnaires and conduct investor surveys for our clients in order to provide them with an in-depth knowledge of investors’ perception of their operating strategies, potential growth, management quality, annual and periodic reports, financial performance, stock price performance and development trends of the industry/market as well as investors’ anticipation of our client’s business outlook. We follow up by preparing a report that analyzes the materials and information obtained from investors and summarizes their opinions on our clients.

6.	Coordinate listing activities:

We provide Financial PR services during the IPO of a company in Hong Kong. The services that we provide during an IPO in Hong Kong includes (i) roadshows: we offer roadshow services including coordinating and managing the overall logistics of investor presentations to ensure that the investor presentations run smoothly; (ii) investor luncheons: we coordinate investor luncheons to disseminate listing information of our IPO clients; (iii) press conference/media briefings: we assist the client in organizing and holding special meetings with investors, and potential investors, financial journalists and analysts to convey positive messages of our clients, an issuer; (iv) listing ceremonies: we assist the client in coordination of the listing ceremony, which involves arranging media interviews at the ceremony, the preparation of congratulation speeches for our clients; (v) site visit/business tours: we assist the client with arranging for site visits for fund managers, securities analysts and reporters; and (vi) congratulatory advertisements: upon our client’s listing, we arrange for congratulatory advertisements to be published on various sources including financial newspapers, online media and various promotional platforms.

Salient Terms of Client Contract

Scope of services

Our client contract sets out the scope of services to be provided by us, with regard at all times to our obligations under relevant laws and regulations.

Client responsibilities

Our client contract also specifies the client’s responsibilities for assisting us in performing our duties and for meeting our obligations under the relevant laws and regulations.

Term

Our client contracts are generally for a period ranging from three to twenty four months.

Service fee and payment terms

Our client contracts specify the terms of our service fee including the payment schedule or a provision that payment is required to be made after issue of an invoice. Our client contract generally state that out-of-pocket expenses incurred by us during the course of provision of our services will be reimbursed by the client. We grant 30 days credit terms to our clients.

Indemnity

We generally require our client to indemnify us where we suffer any loss, damage or claims in connection with our representation of the client, unless such loss, damage or claims are caused by our fraud, negligence or willful default.

Termination

Our client contracts normally grant the right for us and our client to terminate the contract by written notice to the other party. Our client contracts may also provide for events of default and the occurrence of which would entitle the relevant party to terminate the contract.

Pricing

Our service fees for the engagement of our Financial PR services are determined on a project-by-project basis and are set forth in our client contracts. In formulating our service fees for a new engagement, we take into consideration various factors including: (i) the costs for carrying out the projects with reference to the estimated time to be spent and the scale of the project; (ii) the prevailing market prices for similar services offered in the market; (iii) the size, reputation and industry of the client; and (iv) the potential future business opportunities with the client.

In general, we receive (i) fixed service fees in respect of our provision of Financial PR services, which are payable in stages; and (ii) periodic (monthly, quarterly or semi-annually) fixed services fees in respect of our provision of retainer services to clients.

For project-based services fees, we generally receive payment of the total pre-agreed or pre-endorsed fees in full before we perform the relevant project-based services.

Our Key Clients

Our clients are comprised of listed companies in Hong Kong and companies that seek to list on the HK Stock Exchange, as well as private companies and investors.

Our top five clients accounted for approximately 39.8%, 42.2% and 58.3% of our revenue for the years ended November 30, 2023, 2022 and 2021, respectively.

Sales and Marketing

The sales and marketing function is performed by our Financial PR execution team. Our projects generally originate from the networks of our directors, referrals from existing clients or other professional parties and direct approaches by clients due to our market reputation or previous business relationships.

We maintain a company website which showcases our completed projects.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations.

Intellectual Property

We believe our rights to our trademark contributes to our brand reputation and competitive advantage. As of the date of this annual report, we have intellectual property consisting of 1 registered trademark.

To date, we do not own any patents, copyrights, or license agreements.

Competition

We face keen competition in the Financial PR industry in Hong Kong. Our competitors are local and international public relations companies. Financial PR agencies typically compete for customers and market share on the basis of price, past experience, service varieties and qualities. As the operation of a public relations company does not require substantial capital investment or any professional qualifications, barriers to entry are relatively low for new entrants into this market. New local public relations companies may emerge in the marketplace and lead to intense competition within the industry. In addition, large international public relations companies may leverage the advantages of their international background and diversified businesses to compete with our Group by building a presence in Hong Kong or acquiring existing Financial PR companies in Hong Kong. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, a wider range of value adding services, stronger human and financial resources, longer operating histories, and an operational presence in more geographic locations. We also face competition from local small and medium-sized Financial PR services providers that offer a similar range of services as we do. New participants may enter into the market insofar as they have engaged appropriate qualified professionals. Our directors expect that competition will remain intense in the future.

Facilities

Our principal executive office is located at Unit 2803, Level 28, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong, where we sub-lease two office rooms from this space for exclusive use, consisting of approximately 283 square feet and 180 square feet of office space, respectively. We also have access to shared areas under the sub-lease consisting of a common area, VIP room and reception that consists of approximately 384 square feet, 617 square feet and 945 square feet of office space, respectively. We sub-leased this portion of space under one sublease that began on February 14, 2023 and will terminate on March 31, 2025. Prior to our current lease, our principal executive office was located at 6/F, Wing On Cheong Building, 5 Wing Lok Street, Sheung Wan, Hong Kong, where we leased all of the sixth floor of the building, consisting of approximately 1,530 square feet of office space, respectively. The previous lease had a two-year term ending on June 30, 2023, however we terminated the lease early on February 13, 2023 with no penalty charged by the landlord. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Employees

As of November 30, 2023, we had 17 employees, all of whom were full-time employees and were located in Hong Kong, comprising of 4 management personnel, 4 finance and administrative staff and 9 marketing staff.

We enter into standard confidentiality and employment agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any material labor dispute. All of our employees are employed in Hong Kong, and are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

The Group also participates and is in compliance with a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance (the “MPF Scheme”) for all employees in Hong Kong, which is a defined contribution retirement scheme. The contributions to the MPF Scheme are based on minimum statutory contribution requirement of 5% of eligible employees’ relevant aggregate income. The assets of this pension scheme are held separately from those of the Group in independently administered funds.

Insurance

We are required by Hong Kong law to have in place a policy of insurance for the purpose of providing for payment of compensation to employees injured in the course of employment. IJL, our key operating entity in Hong Kong, has an insurance policy in compliance with the relevant regulations, and there has not been any employee compensation action against the Company as at the date of this annual report.

Widespread health epidemic or other outbreaks on our business and operations

There were surges of cases in many cities during that time, and there remains uncertainty as to the future impact of the virus, especially in light of China’s recent change in policy. We cannot assure you that more lockdowns and other restrictive measures will not be implemented in the future. Some other countries, including the U.S., also introduced various restrictions in response to the swine flu and avian influenza. There are many challenges, and the future is uncertain to say the least. We will continue to watch the economy unfold carefully.

This outbreak of an occurrence of a widespread health epidemic or other outbreaks has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted virus, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information on other possible health epidemics and outbreaks and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets on the Financial PR markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2024 and beyond.

Legal Proceedings

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition.

REGULATIONS

Regulations Related to our Business Operations in Hong Kong

Hong Kong Regulations Related to Consulting Services Providers

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment. The Company has complied with the Employment Ordinance as at the date of this annual report.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. The Company has complied with the ECO and there has not been any employee compensation action against the Company as at the date of this annual report.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. As of the date of this annual report, the Company believes it has made all contributions required under the MPFSO. The Company has complied with the Mandatory Provident Fund Schemes as of the date of this annual report.

Regulations related to Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong. The Company has complied with the Inland Revenue Ordinance as at the date of this annual report.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed. The Company has complied with the Stamp Duty Ordinance as at the date of this annual report.

Regulations on Dividend Withholding Tax

The National People’s Congress enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. According to the Notice of the SAT on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. The Company conducts its operations in Hong Kong through its operating subsidiaries IJL and ITL and management believes it is not subject to the PRC regulations on dividend withholding tax.

Regulations on Enterprise Income Tax

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Among other tax incentives, the preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non PRC enterprise shareholders. This notice also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. The Company conducts its operations in Hong Kong through its operating subsidiaries IJL and ITL and management believes it is not subject to the PRC regulations on Enterprise Income Tax.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks. The Company has complied with the AMLO as at the date of this annual report.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO. The Company has complied with the UNATMO as at the date of this annual report.

Regulations related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes certain activities, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned. The Company has complied the PDPO as at the date of this annual report.

Measures for Cybersecurity Review (PRC)

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Also, on July 10, 2021, the CAC issued the Revised Draft of the Measures for Cybersecurity Review for public comment, which requires that, in addition to “operators of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. See “Recent Regulatory Developments in the PRC” on page 6 of this annual report for more information on the CAC and the Revised Draft.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report:

The charts below illustrate our corporate structure and identifies our subsidiaries as of the date of this annual report:

Subsidiary Name	Background	Ownership
Intelligent Joy Limited	— A Hong Kong company	100% owned by IGL
— Formed on October 24, 2016
— Provision of Financial PR services

Intelligent Tech Limited	— A Hong Kong company	100% owned by IGL
— Formed on June 16, 2018
— Provision of Financial PR services

D.	Property Plant and Equipment

During the years ended November 30, 2021, 2022 and 2023, we leased the following properties to support our business activities and operations:

Our principal executive office is located at Unit 2803, Level 28, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong, where we sub-lease two office rooms from this space for exclusive use, consisting of approximately 283 square feet and 180 square feet of office space, respectively. We also have access to shared areas under the sub-lease consisting of a common area, VIP room and reception that consists of approximately 384 square feet, 617 square feet and 945 square feet of office space, respectively. We sub-leased this portion of space under one sublease that began on February 14, 2023 and will terminate on March 31, 2025.

Prior to our current lease, our principal executive office was located at 6/F, Wing On Cheong Building, 5 Wing Lok Street, Sheung Wan, Hong Kong, where we leased all of the sixth floor of the building, consisting of approximately 1,530 square feet of office space, respectively. The previous lease had a two-year term ending on June 30, 2023, however we terminated the lease early on February 13, 2023 with no penalty charged by the landlord.

Item 4A. Unresolved Staff Comments

Not applicable

Item 5. Operating and Financial Review and Prospects

The following management discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Item 3. Key Information – D. Risk Factors.” And elsewhere in this annual report. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

A.	Operating Results

OVERVIEW

We are a professional services provider in Hong Kong that engages in the provision of Financial PR services. Our Financial PR services include arranging press conferences and interviews, participating in the preparation of news releases and shareholders’ meetings, monitoring news publications, identifying shareholders, targeting potential investors, organizing corporate events, and implementing crisis management policies and procedures.

We aim to build an effective channel for the exchange of information between the public, investors and our clients. We provide information about our clients to the public and investors in a manner designed to enable them to understand our clients’ operations more easily. We also provide training to our clients so as to allow them to understand public relations tactics and practice. The objective is to create a positive market image of our clients to the public.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

General market conditions of the capital markets in Hong Kong

Our business is closely related to the capital markets in Hong Kong. We provide Financial PR services to listed companies and companies seeking listing on the HK Stock Exchange. Our services are affected by the capital markets activities in Hong Kong. The Hong Kong financial and capital markets are susceptible to changes in the global as well as domestic economic, social and political conditions including but not limited to interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes and legal and regulatory changes. Any material deterioration in the financial and economic conditions of the financial and capital markets in Hong Kong could materially and adversely affect our business and prospects. When there are unfavorable changes to global or local market conditions, the financial and securities market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

As of December 31, 2023, the total number of listed companies in the HK Stock Exchange was 2,603, compared to 2,597 listed companies as of December 31, 2022. However, the number of newly listed companies in 2023 up to December 31, 2023 decreased to 14 companies as compared to 21 companies for the same period in 2022 (source: https://www.hkex.com.hk/Market-Data/Statistics/Consolidated-Reports/HKEX-Monthly-Market-Highlights?sc_lan&sc_lang=en&select={2EA751A5-CB84-41A8-B99D-9C8BC53AA367} ) mainly as a result of volatility in the performance of the capital markets in Hong Kong. While our operations have not yet been directly affected by supply chain disruptions or inflationary pressures, continued pressure from the economic conditions may disrupt the Hong Kong capital markets in the future and in turn, affect our operations.

In addition, at the end of 2021 and into 2022, tensions between the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, and the Biden administration announced certain sanctions against Russia. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could disrupt global markets. Unrest, terrorist threats, and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, by the United States, NATO, and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect the Hong Kong capital markets and our operations, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on the operations, results of operations, financial condition, liquidity and business outlook of our business.

See the risk factor “A severe or prolonged downturn in the global economy, whether caused by economic or political instability, could materially and adversely affect our business and results of operations.” for more details.

Our ability to manage our staff costs

Our results of operations have been, and will continue to be, affected by our ability to improve our operating efficiency, especially staff costs are the largest costs. We incur in our business operations and our ability to manage our staff costs affects our results of operations. Our staff costs amounted to HK$3,160,163 (US$404,656), HK$2,096,145 and HK$1,991,665 for the years ended November 30, 2023, 2022 and 2021, respectively. Our staff costs consist primarily of salaries, bonuses and mandatory provident fund contribution. Any upward changes in our staff costs that are not in proportion to an increase in our revenues would impact our results of operations negatively.

Competition in the financial services industry in Hong Kong

There is a significant number of existing market participants in the Financial PR services industry in Hong Kong providing services similar to ours. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, a wider range of value adding services, stronger human and financial resources, longer operating histories, and an operational presence in more geographic locations. We also face competition from local small and medium-sized Financial PR services providers that offer a similar range of services as we do. New participants may enter into the market insofar as they have engaged appropriate qualified professionals. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees in order to compete with other market players, which could place significant pressure on our ability to maintain profitability and is particularly acute during market slowdowns, and will in turn materially and adversely affect our market share, financial condition and results of operations.

Impact of an occurrence of a widespread health epidemic or other outbreaks on our business and operations

There were surges of cases in many cities during that time, and there remains uncertainty as to the future impact of the virus, especially in light of China’s recent change in policy. We cannot assure you that more lockdowns and other restrictive measures will not be implemented in the future. Some other countries, including the U.S., also introduced various restrictions in response to the swine flu and avian influenza. There are many challenges, and the future is uncertain to say the least. We will continue to watch the economy unfold carefully.

This outbreak of an occurrence of a widespread health epidemic or other outbreaks has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted virus, these employees will be required to be quarantined and they could pass it to other of our employees, potentially resulting in severe disruption to our business.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information on other possible health epidemics and outbreaks and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets on the Financial PR markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2024 and beyond.

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated statements of operations for the years ended November 30, 2021, 2022 and 2023.

	For the Years Ended November 30,
	2021	2022	2023
	HK$	HK$	HK$	US$
REVENUE	22,544,000	14,331,576	20,539,218	2,630,030
Operating expenses
Direct cost of revenues	1,795,832	2,492,304	4,505,483	576,923
Selling expenses	1,556,607	957,546	3,276,562	419,561
General and administrative expenses	5,707,936	7,073,360	8,623,437	1,104,225
Income from operation	13,483,625	3,808,366	4,133,736	529,321
Financial expense	(8,158)	(97,167)	(108,259)	(13,863)
Other income, nets	120,329	280,241	574,127	73,517
INCOME BEFORE INCOME TAXES	13,595,796	3,991,440	4,599,604	588,975
Income tax expenses	1,916,689	512,429	530,625	67,946
NET INCOME	11,679,107	3,479,011	4,068,979	521,029

Comparison of Years Ended November 30, 2021, 2022, and 2023

Revenue

	For the Years Ended November 30,
	2021		2022		2023
	HK$	%	HK$	%	HK$	US$	%
Revenues:
Financial PR Services	11,654,525	52	13,248,243	92	15,427,899	1,975,530	75
Project-based PR Services	10,889,475	48	1,083,333	8	2,607,555	333,895	13
One-off PR Services	-	-	-	-	2,503,764	320,605	12
Total revenues	22,544,000	100	14,331,576	100	20,539,218	2,630,030	100

Financial PR services include regular media press posting, shareholder list and investor relationship maintains, press conference and annual shareholder meeting holding. The revenue is recognized ratably over the service period. For normal Financial PR services, the Group generally receives (i) fixed service fees in respect of our provision of Financial PR services, which are payable in stages; and (ii) periodic (monthly, quarterly or semi-annually) fixed services fees in respect of our provision of retainer services to clients.

For the years ended November 30, 2021, 2022, and 2023, Financial PR services revenue constitutes a significant source of our revenues, which representing 52%, 92%, and 85% of our total revenues, respectively. Financial PR services revenue increased by HK$1,593,718 or 14%, from HK$11,654,525 for the year ended November 30, 2021 to HK$13,248,243 for the year ended November 30, 2022, due to the gradual development of the company’s business, the Financial PR service income has also increased steadily. Our Financial PR services revenue increased by HK$2,179,656 or 16%, from HK$13,248,243 for the year ended November 30, 2022 to HK$15,427,899 (US$1,975,530) for the year ended November 30, 2023, the decrease in interest rates unveiled by the people’s bank of China in the June 2023 also positive affected the capital markets and fund-raising activities, leading to an increase in demand of our Financial PR service.

Project-based Financial PR services. We generally receive payment of the total pre-agreed or pre-endorsed fee in full before the Group performs the relevant project-based Financial PR services. The project-based Financial PR services include (i) roadshows; (ii) investor luncheons; (iii) press conference/media briefings; (iv) listing ceremonies; (v) site visit/business tours; and (vi) congratulatory advertisements. The revenue is recognized ratably over the service period.

Project-based financial PR services revenue decreased by HK$9,806,142 or 90%, from HK$10,889,475 for the year ended November 30, 2021 to HK$1,083,333 for the year ended November 30, 2022, primarily due to the COVID-19 outbreak in relation to the Omicron virus variant occurred in Hong Kong in the first half of 2022. It decreases in roadshow services and exhibition services provided for clients who are seeking listing on the HK Stock Exchange. Our Project-based financial PR services revenue increased by HK$1,524,222 or 140%, from HK$1,083,333 for the year ended November 30, 2022 to HK$2,607,555 (US$333,895) for the year ended November 30, 2023, since the restrictive measures related to the COVID-19 pandemic have gradually been lifted in China starting from December 2022. Following the lifting of the strict lockdown measures in phase, our business development events gradually resumed.

One-off PR services. We provide add-on services to year around customers, such add-on service is usually an “optional purchase” separately agreed in the recurring financial PR service agreement, by which the customer has the right to exercise the option to purchase additional services in a separately agreed service price. The One-off PR services mainly include writing press release; arrange media interview; re-post business articles. Service revenue is recognized at the point in time when the service is transferred to the customer. The one-off PR service amounted to HK$2,503,764 (US$320,605) for the year ended November 30, 2023.

Direct cost of revenues

Direct cost of revenues included employee compensation, related employee benefits and director’s remuneration. The direct cost of revenues also included media and promotion services we provided for our clients.

Our direct cost of revenues increased by HK$696,472, or 38.8%, from HK$1,795,832 for the year ended November 30, 2021 to HK$2,492,304 (US$319,322) for the year ended November 30, 2022. Such increase was mainly due to the increase in cost of value-added services (including the design and production of clients’ mascots and other advertising materials used to be displayed in the screen on the external walls of buildings designated by the clients) provided to our clients, resulting from the operating strategy with the objective to increase our competitiveness in the market.

Direct cost of revenues increased by HK$2,013,179, or 80.78%, from HK$2,492,304 for the year ended November 30, 2022 to HK$4,505,483 (US$576,923) for the year ended November 30, 2023, mainly due to the increase in staff costs and employee compensation.

Selling expenses

The following table set forth the breakdown of our selling expenses for the years indicated:

	For the Year Ended November 30,
	2021	2022	2023
	HK$	HK$	HK$	US$
Entertainment expense	1,113,710	354,652	2,680,360	343,218
Advertisement expense	94,488	28,374	80,785	10,344
Referral fee	-	235,122	290,000	37,134
Others	348,409	339,398	225,417	28,865
Total Selling expenses	1,556,607	957,546	3,276,562	419,561

Our selling expenses mainly represented entertainment expense, advertisement expense, referral fees and others. Our selling expenses are HK$1,556,607, HK$957,546 and HK$ 2,680,360 (US$419,561) for the years ended November 30, 2021, 2022 and 2023, respectively.

Entertainment expense. Our entertainment expense decreased by HK$759,058, or 68.2%, from HK$1,113,710 for the year ended November 30, 2021 to HK$354,652 for the year ended November 30, 2022, mainly due to the decrease in capital market activities as a result of negative market sentiment.

The entertainment expense increased by HK$2,325,708, from HK$354,652 for the year ended November 30, 2022 to HK$2,680,360 (US$343,218) for the year ended November 30, 2023, mainly due to the increase in capital market activities as a result of positive market sentiment. Following the lifting of the strict lockdown measures in phase, our business development events gradually resumed. The frequency of business travel and business entertainment are increased.

Advertisement expense. Our advertisement expense represented our advertising expenses on media platforms, with the objective of having a higher media presence and generating organic traffic that could help to increase our brand awareness and attract the attention of potential customers.

Advertisement expense decreased by HK$66,114, or 70.0%, from HK$94,488 for the year ended November 30, 2021 to HK$28,374 for the year ended November 30, 2022, mainly due to surges of COVID-19 infections in certain regions of Hong Kong, lead to a decrease in advertising serving needs during 2022.

Advertisement expense increased by HK$52,414, from HK$28,374 for the year ended November 30, 2022 to HK$80,785 (US$10,344) for the year ended November 30, 2023, mainly due to an increase in advertising activities undertaken during 2023.

Our referral fee represented the referral expenses paid to agents for introducing new customers to the Group and amounted to HK$235,122 for the year ended November 30, 2022. The referral fee increased by HK$ 54,878, or 23%, to HK$ 290,000 (US$ 37,314) for the year ended November 30, 2023, mainly due to increase in business activities.

Others mainly represented our traveling expenses and internet maintenance cost which at HK$348,409, HK$339,398 and HK225,417 (US$28,865) and for the years ended November 30, 2021, 2022 and 2023, respectively.

Administrative expenses

The following table set forth the breakdown of our administrative expenses for the years indicated:

	For the Years Ended November 30,
	2021	2022	2023
	HK$	HK$	HK$	US$
Staff costs	995,833	1,035,572	1,506,800	192,944
IT expenses	1,666,739	154,141	66,923	8,569
Professional and consultancy fee	864,696	3,442,002	2,628,447	336,571
Rent and rates	486,639	494,500	772,529	98,922
Depreciation	411,614	411,742	171,527	21,964
Office expenses	241,287	413,251	1,059,942	135,725
Provision for doubtful accounts	617,014	540,000	2,154,945	275,939
Others	424,114	582,152	262,324	33,591
Total Administrative expense	5,707,936	7,073,360	8,623,437	1,104,225

Our administrative expenses mainly represented staff costs, IT expenses, professional and consultancy fee, rent and rates, depreciation, office expenses, provision for doubtful accounts and others. Our administrative expenses increased by HK$1,365,424, or 23.9%, from HK$5,707,936 for the year ended November 30, 2021 to HK$7,073,360 for the year ended November 30, 2022; and increased by HK$1,550,077, or 21.9%, to HK$8,623,437 (US$1,104,224) for the year ended November 30, 2023, mainly due to increase in provision of doubtful accounts.

Staff Costs. Our staff costs remained relatively stable at HK$1,035,572 and HK$995,833 for the year ended November 30, 2022 and 2021, respectively. Our staff costs increased by HK$471,228, or 45%, from HK$1,035,572 for the year ended November 30, 2022 to HK$1,506,800 (US$192,944) for the year ended November 30, 2023, mainly due to more employees are recruited, and the average salary are raised as well.

IT expenses. Our IT expenses decreased by HK$1,512,598, or 90.8%, from HK$1,666,739 for the year ended November 30, 2021 to HK$154,141 for the year ended November 30, 2022 as the development of the online platform, which was used to promote our company and expand our customer base. Our IT expenses decreased by HK$87,218, or 56%, from HK$154,141 for the year ended November 30, 2022 to HK$66,923 (US$8,569) for the year ended November 30, 2023 as the development of the online platform and subsequent website content improvement, which was used to promote our company and expand our customer base, had been substantially completed between the second half of 2021 and early 2022.

Professional fee and consultancy fee. Our professional and consultancy fee increased by HK$2,577,306, or 298.1%, from HK$864,696 for the year ended November 30, 2021 to HK$3,442,002 for the year ended November 30, 2022, mainly due to the audit fee and other professional fees in relation to our proposed listing. Our professional and consultancy fee decreased by HK$813,555, or 23%, from HK$3,442,002 for the year ended November 30, 2022 to HK$2,628,447 (US$336,571) for the year ended November 30, 2023, mainly due to the reduction of some advisory fees and other professional fees in relation to our proposed listing.

Rent and rates. Our rent and rates mainly represented the rental expense on our office located in Hong Kong. We entered into a new lease agreement with an external third party (“the landlord”) for the leasing of office premise in Hong Kong with a lease term of 25 months. Affected by the larger office usage area and attractive location, the monthly rental expense corresponding increased.

Depreciation charge. Our depreciation charge mainly represented the depreciation charge of our office equipment, furniture & fixtures and motor vehicle. The depreciation charge remained stable of HK$411,742 and HK$411,614 for the years ended November 31, 2022 and 2021, respectively. The depreciation charge decreased by HK$240,215, or 58%, from HK$411,614 for the year ended November 30, 2022 to HK$171,527 (US$21,964) for the year ended November 30, 2023, mainly due to some of the property and equipment had been fully depreciated.

Office expenses. Our office expenses mainly represented office cleansing, post and courier, printing and stationery, telephone and communication and utilities. The office expenses increased by HK$171,964, or 71.3%, from HK$241,287 for the year ended November 30, 2021 to HK$413,251 for the year ended November 30, 2022, mainly related to higher utilization of our office premises during the year ended November 30, 2022. The office expenses increased by HK$646,691, from HK$413,251 for the year ended November 30, 2022 to HK$1,059,942 (US$135,725) for the year ended November 30, 2023, mainly due to the purchased of office consumables increased as move to the new office.

Provision for doubtful accounts. Our provision for doubtful accounts decreased by HK$77,014, or 12.5%, from HK$617,014 for the year ended November 30, 2021 to HK$540,000 for the year ended November 30, 2022, mainly related to the receivable from one customer being written off. Our provision for doubtful accounts increased by HK$1,614,945, from HK$540,000 for the year ended November 30, 2022 to HK$2,154,945 (US$275,939) for the year ended November 30, 2023, mainly due to receivable aging greater than a year being considered as less possibility to recovery, therefore some receivable from customers being valued as provision for doubtful debts.

Other income/(expense), net

Our other income mainly represents government subsidies and bank interest income. The net other income increased by HK$159,912, or 132.9% from HK$120,329 for the year ended November 30, 2021 to HK$280,241 for the year ended November 30, 2022, mainly due to the government subsidy of HK$215,000 received pursuant to the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund from the government of Hong Kong which was received during the year ended November 30, 2022.

In 2022, IJL successfully applied for funding support from the ESS under the Anti-epidemic Fund, set up by the Hong Kong Government, to provide financial support to enterprises to retain their employees for paying wages of employees from May to July 2022 who may otherwise be made redundant. Employers participating in ESS were required to undertake and warrant that they would: (i) not implement redundancies during the subsidy period; and (ii) spend all the wage subsidies on paying wages to their employees. If an employer fails to use all the subsidies received to pay the wages of his/her employees, the Hong Kong Government will claw back the unspent balance of the subsidy. If the total number of employees on the payroll in any one month of the subsidy period is less than the “committed headcount of paid employees”, the employer will have to pay a penalty to the Hong Kong Government. IJL is not required to return any subsidy or pay any penalty to the Hong Kong Government. There was no unfulfilled conditions nor other contingencies attached to the ESS funding.

The net other income increased by HK$293,886, or 104% from HK$280,241 for the year ended November 30, 2022 to HK$574,127 (US$73,517) for the year ended November 30, 2023, mainly due to the increase in bank interest income arising from the fixed term deposit during the year ended November 30, 2023.

Income tax

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

BVI

Under the current laws of the BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no BVI withholding tax will be imposed.

Hong Kong profits tax

Our Hong Kong subsidiaries are subject to a tax rate of 16.5% on the assessable profits arising in or derived from Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Our income tax decreased by HK$1,404,260, or 73.3%, from HK$1,916,689 for the year ended November 30, 2021 to HK$512,429 for the year ended November 30, 2022, primarily due to decrease in income before income taxes result from the effect of Covid-19. The income tax increased by HK$18,196, or 3.5%, from HK$512,429 for the year ended November 30, 2022 to HK$530,625 (US$67,946) for the year ended November 30, 2023, primarily due to increase in income before income taxes.

Our effective tax rate remained relatively stable at 11.5%, 12.8% and 14.1% for the years ended November 30, 2023, 2022 and 2021, respectively.

LIQUIDITY AND CAPITAL RESOURCES

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of November 30,
	2022	2023	2023
	HK$	HK$	US$
Current assets
Cash and cash equivalents	15,478,505	25,296,811	3,239,236
Accounts receivable, net	2,685,876	5,420,540	694,096
Prepayments and other receivables	197,649	80,000	10,244
Due from a Director	37,937	—	—
Total current assets	18,399,967	30,797,351	3,943,576

Current liabilities
Accruals and other payables	290,645	150,940	19,328
Contract liabilities	1,166,837	1,519,584	194,581
Bank borrowings	454,584	460,502	58,967
Operating lease liabilities	255,968	863,508	110,572
Due to related parties	—	7,536,359	965,024
Taxes payables	2,838,099	3,718,174	476,109
Total current liabilities	5,006,133	14,249,067	1,824,581
Working Capital	13,393,834	16,548,284	2,118,995

Accounts Receivable

Our accounts receivable represented receivables from clients of our Financial PR services. We grant 30 days of credit terms to our clients. We issue an invoice to our clients upon achievement of milestone specified in our service agreement or upon completion of the transaction.

Our accounts receivable balance increased by HK$2,734,664, or 102% from HK$2,685,876 as of November 30, 2022 to HK$5,420,540 (US$694,096) as of November 30, 2023. The increase was mainly due to the slight delay in settlement by our new gained customers, and few PRC registered clients faced the restrictions on outbound international remittance.

We strictly control outstanding receivables to contain credit risk and an impairment analysis is performed at the end of each year. Following the identification of doubtful debts, we will discuss with the relevant customers and report on their recoverability. Additionally, the Group makes specific bad debt write offs based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. Accounts receivable considered uncollectable are written off against allowances after exhaustive efforts at collection are made. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. Our management closely reviews the accounts receivable balance to detect any known trends or uncertainties proactively, and no trends or uncertainties have been identified that might affect the collectability of our customer receivables balances. During the year ended November 30, 2023, HK$2,154,945 of accounts receivable were made as allowance of doubtful debts due to lower recovery possibility; and during the year ended November 30, 2022, HK$540,000 of accounts receivable have been written off.

Prepayments and other receivables

Our prepayments and other receivables mainly represented rental deposit and prepayments for our office premises and other utilities. Our prepayments and other receivables decreased by HK$85,550, or 51.7%, from HK$197,649 to HK$80,000 as of November 30, 2022 and 2023, which was mainly due to the refund of rental deposit for our previous office premises.

Accruals and other payables

Our accruals and other payables represented accrued operating expenses. Our accruals and other payables decreased by HK$139,705, or 48.1% from HK$290,645 as of November 30, 2022 to HK$150,940 (US$19,328) as of November 30, 2023. The decrease was mainly due to the settlement of accrual reimbursements.

Contract liabilities

Our contract liabilities represented the upfront payments received from our clients upon signing of the contract for our clients. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. Our contract liabilities increased by HK$352,747, or 30.2% from HK$1,166,837 as of November 30, 2022 to HK$1,519,584 (US$194,581) as of November 30, 2023. The increase was mainly due to increase in number of customers we serve, and new corporate clients generally paid the services fee in quarterly advanced according to contract terms. The amount of advance from customers which will be recognized as revenue when our performance obligation is satisfied.

Operating lease liabilities

Our operating lease liabilities represented the current portion of the operating lease of our Hong Kong office. Our operating lease liabilities increased by HK$607,540, or 237% from HK$255,968 as of November 30, 2022 to HK$863,508 (US$110,572) as of November 30, 2023 which was mainly due to the new lease for our new office premises.

Contractual obligations

The following tables summarized the contractual obligations of the Company as of November 30, 2023:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	HK$	HK$	HK$	HK$	HK$
Contractual Obligations:
Bank borrowings	460,502	979,361	1,052,829	461,472	2,954,164
Operating lease obligation	863,508	293,792	—	—	1,157,300
Total contractual obligation	1,324,010	1,273,153	1,052,829	461,472	4,111,464

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Bank borrowings	58,967	125,406	134,814	59,091	378,278
Operating lease obligation	110,572	37,620	—	—	148,192
Total contractual obligation	169,539	163,026	134,814	59,091	526,470

As of November 30, 2023, we did not have any capital expenditure commitment.

CASH FLOWS

Our use of cash primarily related to operating activities, capital expenditure and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations. The following table sets forth a summary of our cash flows information for the years indicated:

	For the Years Ended November 30,
	2021	2022	2023
	HK$	HK$	HK$	US$
Net cash provided operating activities	10,192,111	7,066,941	2,728,981	349,443
Net cash (used in)/provided by investing activities	(5,089,087)	(50,067)	6,560	840
Net cash provided by/(used in) financing activities	3,483,000	(4,547,805)	7,082,765	906,943
NET CHANGE IN CASH AND CASH EQUIVALENTS	8,586,024	2,469,069	9,818,306	1,257,226
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,423,412	13,009,436	15,478,505	1,982,010
CASH AND CASH EQUIVALENTS AT END OF YEAR	13,009,436	15,478,505	25,296,811	3,239,236

Operating activities

Our cash inflows from operating activities were principally from the receipt of revenue. Our cash outflow used in operating activities was principally for payment of staff costs and operating expenses.

For the year ended November 30, 2021, we had net cash generated from operating activities of HK$10,192,111, mainly arising from net income of HK$11,679,107 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation charge of HK$411,614; (ii) amortization of right-of-use assets of HK$472,180; (iii) bad debts written off of HK$617,014; and (iv) interest on lease liabilities of HK$11,710. Changes in operating assets and liabilities mainly included: (i) an increase in taxes payable of HK$1,862,356 during the year ended November 30, 2021; and (ii) an increase in contract liabilities of HK$218,516 which was in line with the increase in our revenue during the year ended November 30, 2021; partially offset by (i) an increase in accounts receivables of HK$3,863,560 in line with the increase in revenue during the year ended November 30, 2021; (ii) a decrease in operating lease liabilities of HK$451,500 of our Hong Kong office; and (iii) a decrease in accruals and other payables of HK$713,475 mainly due to the decrease of the accrued operating expenses paid during the year ended November 30, 2021.

For the year ended November 30, 2022, we had net cash generated from operating activities of HK$7,066,941, mainly arising from net income of HK$3,479,011 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation charge of HK$411,742; (ii) amortization of right-of-use assets of HK$480,138; (iii) bad debts written off of HK$540,000; and (iv) interest on lease liabilities of HK$14,362. Changes in operating assets and liabilities mainly included: (i) a decrease in accounts receivable of HK$1,405,370 mainly due to timely settlement from our clients; (ii) an increase in contract liabilities of HK$878,473 mainly due to increase in advance from customers which will be recognized as revenue when our performance obligation is satisfied; (iii) an increase in taxes payable of HK$197,309; (iv) an increase in accruals and other payables of HK$146,735 mainly due to increase in accrual of staff salaries and reimbursement; and (iv) a decrease in prepayments and other receivables of HK$29,802; partially offset by decrease in operating lease liabilities of HK$516,001 for our Hong Kong office.

For the year ended November 30, 2023, we had net cash generated from operating activities of HK$2,728,981, mainly arising from net income of HK$ 4,068,979 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation charge of HK$171,527; (ii) amortization of right-of-use assets of HK$727,315; (iii) deferred offering costs of HK$628,100 for recognizing the listing expenses paid to the previous underwriter; and (iv) interest on lease liabilities of HK$35,832, (v) provision for doubtful accounts HK$2,154,945, due to receivable aging greater than a year being considered as less possibility to recovery (vi) change in deferred income tax HK$ 355,566. Changes in operating assets and liabilities mainly included: (i) an increase in accounts receivable of HK$4,889,609 as we gained numerous new customers and slight delay in settlement from our customers and few PRC registered clients faced the restrictions on outbound international remittance; (ii) an decrease in accruals and other payables of HK$139,705 mainly due to settlements of accrual reimbursements; (iii) an increase in prepayments and other receivables of HK$148,330; and (iv) decrease in operating lease liabilities of HK$757,329 for our Hong Kong office; partially offset by (i) an increase in contract liabilities of HK$352,747 mainly due to increase in number of customers we serve, and new corporate clients generally paid the services fee in advanced according to contract terms. The amount of contract liability will be recognized as revenue when our performance obligation is satisfied; and (ii) an increase in taxes payable of HK$880,075.

Investing activities

Our cash (used in) provided by investing activities was principally for the purchase of property and equipment and amounts due from a director and related parties.

For the year ended November 30, 2021, we had net cash used in investing activities of HK$5,089,087, primarily consisting of an amount loaned to a director of HK$4,162,094 and an amount loaned to related parties of HK$926,993 during the year.

For the year ended November 30, 2022, we had net cash used in investing activities of HK$50,067, primarily consisting of the purchase of equipment of HK$12,129 and an amount advanced to a director of HK$37,938.

For the year ended November 30, 2023, we had HK$6,560 cash provided by investing activities, which primarily consisting of the purchase of equipment of HK$31,377 and director repayment of HK$37,938.

Financing activities

Our cash provided by (used in) financing activities was principally for dividend payments and proceeds from bank loan.

For the year ended November 30, 2021, we had net cash provided by financing activities of HK$3,483,000, primarily consisting of proceeds from bank loan of HK$3,483,000.

For the year ended November 30, 2022, we had net cash used in financing activities of HK$4,547,805, primarily consisting of the payment of dividend of HK$2,300,186, deferred offering costs of HK$2,172,377 and the repayment of bank loan of HK$75,242.

For the year ended November 30, 2023, we had net cash provided by financing activities of HK$7,082,765, primarily consisting of the HK$6,358,430 funds from director, HK$1,177,928 funds from related parties and the repayment of bank loan of HK$453,593.

Working Capital Sufficiency

IGL believes that, taking into consideration the financial resources presently available, including the current level of cash and cash flows from operations, its working capital will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this annual report.

CAPITAL EXPENDITURES

Our Group incurred capital expenditures of HK$31,377, HK$12,129 and HK$nil for the years ended November 30, 2023, 2022 and 2021, respectively. The Group is not anticipated to have any material capital expenditure in the next 12 months.

RELATED PARTY TRANSACTIONS AND BALANCES

As of November 30, 2023, our Group had funds loaned from Ms. Wai Lau, a director, of HK$6,358,430 (US$814,192); and as of November 30, 2022 and 2021, our Group had funds advanced to Ms. Wai Lau, a director, of HK$37,937 and HK$7,922,423, respectively. And as of November 30, 2023, our group had funds due to Shenzhen Huiyue Technology Co., Ltd, a related party, of HK$1,177,929 (US$150,832); and as of November 30, 2022 and 2021, our Group had funds advanced to Shenzhen Huiyue Technology Co., Ltd, a related party, of HK$nil and HK$4,777,391, respectively.

The following table sets forth the breakdown of the balances due from related parties as of the dates indicated:

	Relationship	As of November 30,
	with the Group	2021	2022	2023	2023
		HK$	HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director, CEO and Controlling Shareholder of the Company	7,922,423	37,937	—	—
Shenzhen Huiyue Technology Co., Ltd	An entity wholly owned by Ms. Wai Lau	4,777,391	—	—	—
Total		12,699,814	37,937	—	—

The following table sets forth the breakdown of the balances due to related parties as of the dates indicated:

	Relationship	As of November 30,
	with the Group	2021	2022	2023	2023
		HK$	HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director, CEO and Controlling Shareholder of the Company	—	—	6,358,430	814,192
Shenzhen Huiyue Technology Co., Ltd	An entity wholly owned by Ms. Wai Lau	—	—	1,177,929	150,832
Total		—	—	7,536,359	965,024

Balances represented the funds advanced to/(loaned from) Ms. Wai Lau and a related company which is wholly owned by Ms. Wai Lau, who is the director, and Controlling Shareholder of the Company. The balance is unsecured and interest-free. On March 7, 2022, the Company’s board of directors approved and declared a dividend of HK$15,000,000 payable to its shareholders, of which HK$12,699,814 was offset against the amount due from director and related party as of November 30, 2021 and the remaining HK$2,300,186 was paid in cash on March 16, 2022. The dividend per share was HK$1.33. The amount due from director of HK$37,937 as of November 30, 2022 has been fully settled in cash in February 2023. The amount due to director of HK$6,358,430 (US$814,192) as of November 30, 2023 represented the funds advance from Ms. Wai Lau. Such balance is interest free, due on demand, and partially settled in cash in March 2024, the remaining will be repaid in the middle of 2024. The amount due to Shenzhen Huiyue Technology Co.,Ltd of HKD1,177,929 (US$150,832) as of November 30, 2023 represented funds from Shenzhen Huiyue Technology Co., Ltd, a related party. Such balance is interest free, due on demand, and will be settled in the middle of 2024.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition. See Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our consolidated financial statements.

Accounts receivable

Accounts receivable mainly represent amounts due from clients for Financial PR services which are recorded net of allowance for the Group’s doubtful accounts. The Group grants 30 days credit terms to the clients. In evaluating the collectability of receivable balances, the Group considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. Accounts receivable are written off after all collection efforts have ceased. During the year ended November 30, 2023, HK$2,154,945 of accounts receivable were made as allowance of doubtful debts due to lower recovery possibility; and during the year ended November 30, 2022, HK$540,000 of accounts receivable have been written off.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

MANAGEMENT

Directors and Executive Officers(2)	Age	Position
Ms. Wai Lau	31	Director, Chief executive officer and chairlady of the Board
Mr. Man Siu Hin(1)	33	Chief financial officer
Mr. Shiu Wing Joseph Chow	50	Independent Director
Mr. Kean Tat Che	39	Independent Director
Ms. Josephine Yan Yeung	41	Independent Director

(1)	On August 15, 2022, Mr. To Wai Suen resigned as the Company’s chief financial officer effective as of August 16, 2022. Mr. To Wai Suen resigned for personal reasons and there were no disagreements between Mr. To Wai Suen and the Company. His departure was not related to the operations, policies or practices of the Company or any issues regarding accounting policies or practices. In connection with Mr. To Wai Suen’s resignation, on August 15, 2022, the Company appointed Mr. Man as chief financial officer effective as of August 16, 2022.

(2)	Each of the directors and executive officers of the Company are located in Hong Kong.

Below is a summary of the business experience of each our executive officers and directors:

Ms. Wai Lau, is a director and our chairlady of the board of directors. Ms. Lau is the founder of the IGL, IJL and ITL. She also serves as a director of IJL and ITL. Ms. Lau has approximately eight years of experience in the Financial PR and media industries. Ms. Lau founded IJL in 2016, where she has been responsible for the investor relations and public relations communications of listed companies, with a focus on developing and enforcing corporate crisis management plans for our clients. Since September 2020, Ms. Lau has also served as a licensed representative of Get Nice Financial Group Limited (HKSE: 1469), a company engaged in the provision of services, including but not limited to, securities, futures, and options broking, securities margin financing, and corporate finance services. Prior to that, Ms. Lau also served as a licensed representative of Apollo Capital Management Limited from September 2019 to September 2020 and Capital Focus Asset Management Limited from January 2019 to May 2020, respectively, where she accumulated experience in monitoring the investment and management process of fund investments. From March 2015 to October 2016, Ms. Lau was a program host at Metro Radio in Hong Kong. Ms. Lau holds a bachelor’s degree of arts with major in journalism from Hunan University in June 2014 and holds a master’s degree of arts with major in communication of new media from City University of Hong Kong in June 2015.

Mr. Man Siu Hin, is our chief financial officer. Mr. Man joined the Company in August 8, 2022 as financial controller and was appointed as our chief financial officer in August 15, 2022. Mr. Man has over 10 years of experience in accounting. Mr. Man worked at Global Credit Management Company from March 2010 to March 2011 with his last position held as an accounts and administration clerk. From June 2011 to January 2012, Mr. Man worked as the audit assistant at T.P. Au & Co. From January 2012 to January 2015, Mr. Man worked as senior accountant I at HLB Hodgson Impey Cheng Limited. From March 2015 to February 2016, Mr. Man worked as accountant at Ipsos Hong Kong Limited from March 2016 to December 2016, Mr. Man worked as senior accountant at Atkins China Limited. From December 2016 to July 2020, Mr. Man worked as senior accountant at Sam K.M. Ng CPA Limited. From July 2020 to August 2022, Mr. Man worked as finance manager at Compass Group Hong Kong Limited. Mr. Man has full membership of CPA Australia since 2014. He obtained a bachelor’s degree in commerce from Curtin University of Technology in February, 2010.

Mr. Shiu Wing Joseph Chow is our independent directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this annual report is a part. From 1999 to 2007, Mr. Chow has worked in general commercial and intellectual property law. From 2007 to August, 2015, Mr. Chow practiced at Maurice WM Lee, a law firm in Hong Kong, and held the position of partner at the time of his departure. From August 2015 to March 2017, Mr. Chow worked as consultant at C.T. Chan & Co., a law firm in Hong Kong. Since October 2013, Mr. Chow has been an independent non-executive director of Integrated Waste Solution Group Holdings Limited (HKSE: 0923). Since March 2017, Mr. Chow has been a co-founder and partner of Wellington Legal, a full service law firm in Hong Kong. Since September, 2018, Mr. Chow has been a director of Jump Start Media, a startup innovation media platform incorporated in Hong Kong that aims to support regional startups in Asia. Since September, 2020, Mr. Chow has been a Director of Solaris Fund Management. Since June, 2021, Mr. Chow has been a director of Blue Safari Group Acquisition Corporation (NASDAQ: BSGA), a SPAC that has entered into a definitive merger agreement for a business combination with Bitdeer Technologies Holding Company, a technology company in the field of cryptocurrency mining. Mr. Chow obtained a Bachelor of Laws from the City University of Hong Kong in 1996, and was admitted in Hong Kong as a solicitor in 1999.

Mr. Kean Tat Che is our independent director. Mr. Che has over seven years of experience in finance. From January 2007, to July, 2009, Mr. Che worked at Ernst & Young Singapore, with the last position held as audit senior. From October 2009 to June, 2012, Mr. Che worked at ICH Singapore, with the last position held as project manager. From July 2012, to July 2013, Mr. Che worked at Ausscar Wealth Advisory Sdn Bhd, with the last position held as vice president (Grade 2a). From August 2013, to October 2014, Mr. Che served as senior finance manager at Tropicana Development (JB) Sdn Bhd. From October 2014 to November 2015, Mr. Che served as the chief financial officer of Heyu Capital Limited, an investment firm. From July 2016 to January 2019, Mr. Che served as the Director and legal representative of Xiamen WaRui Information Technology Co Ltd, a company which engages in information technology and software development. Since March, 2019, Mr. Che has been serving as the chief financial officer, secretary and executive director of WeTrade Group, Inc (Nasdaq: WETG), a company which engages in e-commerce and Software as a Service (“SAAS”) services. From February 2019 to April 2020, Mr. Che served as the chief financial officer of Nova Group Holdings Limited (HKSE: 01360), a company which engages in exhibition organizing and project management services. Since May 2020, Mr. Che has been serving as the vice president and chief financial officer of Central Holding Group Co. Ltd. (HKSE: 01735), a company which engages in property development and building construction services. Mr. Che obtained a bachelor’s degree in accounting and finance from the University of Adelaide in 2005. Mr. Che has been a member of CPA Australia since November 2011.

Ms. Josephine Yan Yeung is our independent director. Ms. Yeung has over 19 years of experience in auditing, financial management, internal control and corporate governance, and is a practicing certified public accountant in Hong Kong. From September 2003 to July 2009, Ms. Yeung held various positions in Ernst & Young Hong Kong, where she last served as a manager in the assurance and advisory business services department, specializing in auditing companies listed in Hong Kong. From August 2009 to May 2017, Ms. Yeung worked in Verdant Capital Group Limited, a China focused private investment firm based in Hong Kong with her last position as group finance director. Since May 2017, she has been practicing in Noble Partners CPA Company, a certified public accounting firm in Hong Kong. Ms. Yeung graduated from The Hong Kong University of Science and Technology in November 2003 with a Bachelor of Business Administration in Accounting degree. She was admitted as a member and fellow of the Association of Chartered Certified Accountants in February 2007 and February 2012, respectively. She was admitted as a member and fellow of the Hong Kong Institute of Certified Public Accountants in February 2008 and October 2017, respectively. Ms. Yeung has been serving as a joint company secretary member of Sunlight (1977) Holdings Limited, the shares of which are listed on the HK Stock Exchange (HKSE: 8451), from April 2018 to May 2019. Ms. Yeung has been serving as the company secretary of Tu Yi Holding Company Limited, the shares of which are listed on the HK Stock Exchange (HKSE: 1701) from June 2019 to June 2020.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board Diversity Matrix
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	2	2	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country
Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

For the year ended November 30, 2023, we paid an aggregate of HK$498,000 (US$63,768) (including salaries, bonus and mandatory provident fund) to our directors. Our Hong Kong subsidiary is required by law to contribute amounts equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

C.	Board Practices

Board of Directors

Our board of directors consists of four directors, comprising of one executive directors and three independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this annual report is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our post-offering amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our Board.

Our directors have a balanced mix of knowledge and skills. We will have three independent directors with different industry backgrounds, representing a majority of the members of our board. We will also achieve gender diversity by having one female independent director out of the total of three independent directors, as well as Ms. Lau. Our board is well balanced and diversified in alignment with the business development and strategy of our Group.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors upon the effectiveness of the registration statement of which this annual report forms a part. We have adopted a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Chow, Mr. Che and Ms. Yeung and is chaired by Ms. Yeung. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Ms. Yeung qualifies as an “audit committee financial expert” under the applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee

Our compensation committee consists of Mr. Chow, Mr. Che and Ms. Yeung and is chaired by Mr. Chow. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Chow, Mr. Che and Ms. Yeung and is chaired by Mr. Che. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Duties of Directors

Under BVI law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act. You should refer to “Description of Securities — Differences in Corporate Law” for additional information on our standard of corporate governance under BVI law.

Employment Agreements

We have entered into employment agreements with each of our executive officers. The executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate an executive officer’s employment under Hong Kong Labor Law and under other applicable laws and regulations.

Each executive officer has agreed during and after the termination or expiry of his or her employment agreement, not to reveal to any person or use all information, know-how and records that is confidential or not, which may come to their knowledge during their employment, except as authorized or required by their duties to do so. The restriction shall cease to apply to information or knowledge which may come into the public domain.

D.	Employees

As of November 30, 2023, we had 17 employees, all of whom were full-time employees and were located in Hong Kong, comprising of 4 management personnel, 4 finance and administrative staff and 9 marketing staff.

We enter into standard confidentiality and employment agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any material labor dispute. All of our employees are employed in Hong Kong, and are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We also participate and is in compliance with a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance (the “MPF Scheme”) for all employees in Hong Kong, which is a defined contribution retirement scheme. The contributions to the MPF Scheme are based on minimum statutory contribution requirement of 5% of eligible employees’ relevant aggregate income. The assets of this pension scheme are held separately from those of the Group in independently administered funds.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially 5% or more of our shares.

The calculations in the table below are based on 13,125,000 Ordinary Shares outstanding as of the date of this annual report.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

Directors and executive officers(1)	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares

Ms. Wai Lau	9,004,500	68.61%
Mr. Man Siu Hin	—	—
Mr. Shiu Wing Joseph Chow	—	—
Mr. Kean Tat Che	—	—
Ms. Josephine Yeung Yan	—	—
All directors and executive officers as a group	9,004,500	68.61%
5% principal shareholders:
Ms. Wai Lau	9,004,500	68.61%

(1)	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(2)	Based on 13,125,000 Ordinary Shares outstanding as at the date of this annual report.

At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share that such shareholder holds. There are no prohibitions to cumulative voting under the laws of the Cayman Islands, but our Memorandum and Articles do not provide for cumulative voting.

None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, except as disclosed elsewhere in this annual report, we are not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal person, severally or jointly.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this annual report:

As of November 30, 2023, our Group had funds loaned from Ms. Wai Lau, a director, of HK$6,358,430 (US$814,192); and as of November 30, 2022 and 2021, our Group had funds advanced to Ms. Wai Lau, a director, of HK$37,937 and HK$7,922,423, respectively. And as of November 30, 2023, our group had funds due to Shenzhen Huiyue Technology Co., Ltd, a related party, of HK$1,177,929 (US$150,832); and as of November 30, 2022 and 2021, our Group had funds advanced to Shenzhen Huiyue Technology Co., Ltd, a related party, of HK$nil and HK$4,777,391, respectively.

The following table sets forth the breakdown of the balances due from related parties as of the dates indicated:

	Relationship	As of November 30,
	with the Group	2021	2022	2023	2023
		HK$	HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director, CEO and Controlling Shareholder of the Company	7,922,423	37,937	—	—
Shenzhen Huiyue Technology Co., Ltd	An entity wholly owned by Ms. Wai Lau	4,777,391	—	—	—
Total		12,699,814	37,937	—	—

The following table sets forth the breakdown of the balances due to related parties as of the dates indicated:

	Relationship	As of November 30,
	with the Group	2021	2022	2023	2023
		HK$	HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director, CEO and Controlling Shareholder of the Company	—	—	6,358,430	814,192
Shenzhen Huiyue Technology Co., Ltd	An entity wholly owned by Ms. Wai Lau	—	—	1,177,929	150,832
Total		—	—	7,536,359	965,024

Balances represented the funds advanced to/(loaned from) Ms. Wai Lau and a related company which is wholly owned by Ms. Wai Lau, who is the director, and Controlling Shareholder of the Company. The balance is unsecured and interest-free. On March 7, 2022, the Company’s board of directors approved and declared a dividend of HK$15,000,000 payable to its shareholders, of which HK$12,699,814 (US$1,627,138) was offset against the amount due from director and related party as of November 30, 2021 and the remaining HK$2,300,186 was paid in cash on March 16, 2022. The dividend per share was HK$1.33. The amount due from director of HK$37,937 (US$4,861) as of November 30, 2022 has been fully settled in cash in February 2023. The amount due to director of HK$6,358,430 (US$814,192) as of November 30, 2023 represented the funds advance from Ms. Wai Lau. Such balance is interest free, due on demand, and partially settled in cash in March 2024, and the remaining will be repaid in the middle of 2024. The amount due to Shenzhen Huiyue Technology Co., Ltd of HKD1,177,929 (US$150,832) as of November 30, 2023 represented funds from Shenzhen Huiyue Technology Co., Ltd, a related party. Such balance is interest free, due on demand, and would be settled in the middle of 2024.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations.

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

In March 2022, we declared and paid dividend of HK$15,000,000 in relation to our retained profit. The dividend of HK$15,000,000 was declared on March 7, 2022 of which HK$12,699,814 was offset against the amount due from director and related party as of November 30, 2021 and the remaining HK$2,300,186 was paid in cash on March 16, 2022.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Under BVI law, our board of directors may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the common course of business; and the value of assets of our Company will not be less than the sum of our total liabilities.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries in Hong Kong, IJL and ITL. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing.

A.	Offering and Listing Details

See “-Markets.”

B.	Plan of Distribution

Not applicable

C.	Markets

The Ordinary Shares have been listed on the Nasdaq Capital Market since March 20, 2024, under the symbol “INTJ.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a BVI business company limited by shares and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the BVI Business Companies Act (the “BVI Act”).

The following are summaries of the material provisions of our Memorandum and Articles of Association and the BVI Act, insofar as they relate to the material terms of our Ordinary Shares. The forms of our Memorandum and Articles of Association are filed as exhibits to the registration statement of which this annual report forms a part.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares.

Listing

Our Ordinary Shares have been listed on the Nasdaq Capital Market since March 20, 2024 under the symbol “INTJ.”

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598.

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share which such shareholder holds.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, date and place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If there shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles of Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum and articles of association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new Ordinary Shares under either BVI law or our Memorandum and Articles of Association.

Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles of Association, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of the Ordinary Shares unless the person transferring the Ordinary Shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

As permitted by BVI law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the BVI Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the NASDAQ Capital Market, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only pursuant to a resolution passed at a meeting by the holders of not less than fifty percent of the issued shares in that class.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our board of directors:

●	amend our Memorandum and Articles of Association to increase or decrease the maximum number of shares we are authorized to issue;

●	subject to our Memorandum and Articles of Association, sub-divide our authorized and issued shares into a larger number of shares than our existing number of shares; and

●	subject to our Memorandum and Articles of Association, consolidate our authorized and issued shares into a smaller number of shares.

Untraceable shareholders

Our Memorandum and Articles of Association do not entitle us to sell the shares of a shareholder who is untraceable.

Inspection of books and records

Under BVI Law, holders of our Ordinary Shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association (our charter), (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members (shareholders), and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association (our charter) on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Memorandum and Articles of Association (our charter) authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued Ordinary Shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which are applicable to us and the companies incorporated in the state of Delaware and their shareholders.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI.

A shareholder may dissent from a mandatory redemption of his or her shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his or her shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days (from the date of notice) who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his or her shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his or her shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have thirty days to agree upon the price. If the company and a shareholder fail to agree on the price within the thirty days, then the company and the shareholder shall, within twenty days immediately following the expiration of the thirty-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below.

●	Prejudiced members: A shareholder who considers that the affairs of a company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his or her shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside. There is no similar provision under Delaware law.

●	Derivative actions: Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company. Under Delaware law, a stockholder is eligible to bring a derivative action if the holder held stock at the time of the challenged wrongdoing and continues from that time to hold stock throughout the course of the litigation.

This is the “continuous ownership” rule, which is a requirement for a stockholder to bring and maintain a derivative action. The law also requires the stockholder first to demand the Board of Directors of the corporation to assert the claims or the stockholder must state in the derivative action particular reasons why making such a demand would be futile.

●	Just and equitable winding up: In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down. Under Delaware law the court can use its equitable power of dissolution and appoint a receiver when fraud and gross mismanagement by corporate officers cause real imminent danger of great loss, and cannot be otherwise prevented.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable. However, under BVI law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our Company.

Directors’ fiduciary duties

Under BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner that contravenes the BVI Act or our Memorandum and Articles of Association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by written consent

BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our Memorandum and Articles of Association does permit shareholders to act by written consent. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

BVI law and our Memorandum and Articles of Association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

As permitted under BVI law, our Memorandum and Articles of Association do not provide for cumulative voting. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under our Memorandum and Articles of Association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director of for purposes including the removal of the director or by written resolution passed by at least 75 percent of the vote of the shareholders entitled to vote or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. BVI law has no comparable statute and our memorandum and articles of association do not expressly provide for the same protection afforded by Delaware business combinations statute.

Dissolution; Winding Up

Under the BVI Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Amendment of governing documents

As permitted by BVI law, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of our business.

D.	Exchange Controls

There are currently no exchange control regulations in the British Virgin Islands applicable to us or our shareholders.

E.	Taxation

BVI Taxation

Our Company and all distributions, interest and other amounts paid by our Company to persons who are not resident in the BVI are exempt from the Income Tax Ordinance in the BVI. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of our Company. All instruments relating to transactions in respect of the shares, debt obligations or other securities of our Company and all instruments relating to other transactions relating to the business of our Company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company or its shareholders.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes is a summary of the material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not address all aspects of U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	broker-dealers;

●	traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes;

●	tax-exempt entities (including private foundations);

●	governments or agencies or instrumentalities thereof;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	certain former citizens or long-term residents of the United States;

●	persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment;

●	persons that have a “functional currency” other than the U.S. dollar;

●	persons that own directly, indirectly or through attribution 5% or more of the voting power of our Ordinary Shares;

●	corporations that accumulate earnings to avoid U.S. federal income tax; or

●	partnerships and other pass-through entities for U.S. federal income tax purposes, and any beneficial owners of such entities.

This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, backup withholding or alternative minimum tax consequences.

As used herein, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is or is treated as, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (1) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (2) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year in which either (i) at least 75% of its gross income is “passive income”, or the PFIC income test, or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we may be considered as a PFIC. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. We do not currently intend to perform the analysis necessary to determine PFIC status, and there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime,” regardless of whether we remain a PFIC, upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares, and (ii) any gain realized on a sale, exchange or other disposition, including a pledge, of our Ordinary Shares. Under the PFIC excess distribution regime,

●	the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares;

●	the amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is realized) and any year prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”), will be taxed as ordinary income earned in the current taxable year;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year; and

●	an additional tax equal to the interest charge, generally applicable to underpayments of tax, will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would (i) include as ordinary income each year, the excess, if any, of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares, and (ii) deduct as an ordinary loss each year, the excess, if any, of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least fifteen (15) days during each calendar quarter.

Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” (“QEF”) election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences’’), we will not be treated as a “qualified foreign corporation,” and therefore the reduced capital gains tax rate described above will not apply.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Taxation of Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets) relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Ordinary Shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain BVI and Hong Kong income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under BVI and Hong Kong laws.

Hong Kong Profits Taxation

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2019/2020 and 2018/2019. As from year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign-derived income profits. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any tax withholding in Hong Kong.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed a registration statement on Form F-1 (Registration No. 333-272136) with the SEC to register the issuance and sale of our Ordinary Shares in our initial public offering.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is November 30.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets.

Our Group believes that there is no significant credit risk associated with cash and cash equivalents, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$63,854) if the bank with which an individual/a company holds its eligible deposit fails. As of November 30, 2023 and 2022, cash and cash equivalents balance of HK$25,296,811 (US$3,239,236) and HK$15,478,505, respectively, was maintained at financial institutions in Hong Kong and approximately HK$594,422 were insured by the Hong Kong Deposit Protection Board as of November 30, 2023

We have designed our credit policies with an objective to minimize their exposure to credit risk. Our Group’s “receivables” are very short term in nature and the associated risk is minimal. We conduct credit evaluations on its customers and generally does not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Interest rate risk

Our exposure on fair value interest rate risk mainly arises from its fixed deposits with bank. We also have exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash and cash equivalents, we are not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Foreign currency risk

We are exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

Typically, we ensure that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Item 12. Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

None. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number No. 333-272136) (the “F-1 Registration Statement”) in relation to our initial public offering of 1,875,000 Ordinary Shares, at an initial offering price of US$4.00 per Ordinary Share. Our initial public offering was completed in March 22, 2024. WestPark Capital, Inc. acted as the representative of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on February 28, 2024. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$1.2 million, which included US$0.5 million in underwriting discounts and commissions for the initial public offering and approximately US$0.7 million in other costs and expenses for our initial public offering. We raised approximately US$6.3 million in net proceeds from the issuance of new shares from the initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We still intend to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of November 30, 2023, our disclosure controls and procedures were not effective due to the material weakness in our internal control over the financial statement closing process.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements included in this annual report, we identified four material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and (iii) a lack of an effective control framework in place and critical information technology general controls (“ITGC”) have design deficiencies in areas including logical access, privileged access, IT operations and cybersecurity.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill the key roles in our financial operations; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and (iii) setting up an ITGC and system control framework with formal documentation of polices and controls in place. We have effective change management processes and internal controls in place to address above measures in our business and operations.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares — Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.”

As a company with less than US$1.235 billion in revenue for the fiscal year of 2023, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than the remediation of material weaknesses as described above, there has been no change in our internal controls over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Our board of directors has determined that Ms. Josephine Yan Yeung, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chair of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics.

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website at https://www.sec.gov/Archives/edgar/data/1916416/000121390023042317/ff12023ex99-1_intelligent.htm.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our principal external auditors, for the periods indicated.

	2023	2022

Audit Fee (1)	$125,000	$165,000
Audit Related service fees (2)	5,000	15,000
	130,000	180,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit related service fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit related services, including assistance with, review and consent of documents filed with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Marcum Asia CPAs LLP, including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

The Audit Committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

None.

Item 16G. Corporate Governance.

As a British Virgin Islands incorporated company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We have not relied on any home country practice exemption as of the date of this annual report. However, we may choose to follow certain home country practices in the future, which may cause our shareholders to be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Ordinary Shares—As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

ITEM 16H.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The consolidated financial statements of Intelligent Group Limited and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit
1.1#	Form of Amended and Restated Memorandum and Articles of Association (incorporated herein by, reference to Exhibit 3.2 to the Form F-1 filed on May 23, 2023 (File No. 333-272136)
2.1#	Specimen certificate evidencing Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1/A filed on June 30, 2023 (File No. 333-272136)
2.2*	Description of Securities Registered under Section 12 of the Exchange Act
4.1#	Employment Agreement, by and between Wai Lau and the registrant ((incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on May 23, 2023 (File No. 333-272136)
4.2#	Employment Agreement, by and between Man Siu Hin and the registrant (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on May 23, 2023 (File No. 333-272136))
4.3#	Independent Director Agreement by and between the registrant and Shiu Wing Joseph Chow (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on May 23, 2023 (File No. 333-272136))
4.4#	Independent Director Agreement by and between the registrant and Kean Tat Che (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on May 23, 2023 (File No. 333-272136))
4.5#	Independent Director Agreement by and between the registrant and Josephine Yan Yeung (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on May 23, 2023 (File No. 333-272136))
4.6#	Office Lease Contract, by and between Intelligent Joy Limited and Chee Yen Investment Company (PTC) Limited for Tenancy expiring on June 31, 2023 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on May 23, 2023 (File No. 333-272136))
4.7#	Office Lease Contract, by and between Intelligent Joy Limited and Chee Yen Investment Company (PTC) Limited for Tenancy expiring on March 31, 2025. (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on May 23, 2023 (File No. 333-272136))
8.1#	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Form F-1 filed on May 23, 2023 (File No. 333-272136))
11.1#	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on May 23, 2023 (File No. 333-272136))
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Clawback Policy
101	The following financial information from the Registrant’s annual report on Form 20-F for the year ended November 30, 2023, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Chief Executive Officer

Date: March 29, 2024

INTELLIGENT GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Intelligent Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Intelligent Group Limited (the “Company”) as of November 30, 2022 and 2023, the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended November 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended November 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

March 29, 2024

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Intelligent Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income, changes in shareholders’ equity, and cash flows of Intelligent Group Limited (the “Company”) for the year ended November 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended November 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Friedman LLP

Friedman LLP

We served as the Company’s auditor from 2021 through 2022.

New York, New York

June 23, 2022, except for Note 2 which is dated October 18, 2022.

INTELLIGENT GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2022	2023	2023
	HK$	HK$	US$
ASSETS
Current assets:
Cash and cash equivalents	15,478,505	25,296,811	3,239,236
Accounts receivable, net	2,685,876	5,420,540	694,096
Prepayments and other receivables	197,649	80,000	10,244
Due from Related parties	37,937	—	—
Total current assets	18,399,967	30,797,351	3,943,576

Non-current assets:
Property and equipment, net	174,898	34,748	4,449
Right-of-use assets	286,427	1,181,941	151,347
Deferred offering costs	2,172,377	1,544,276	197,743
Long term deposit	—	265,980	34,058
Deferred tax assets	—	355,566	45,530
Total non-current assets	2,633,702	3,382,511	433,127
Total assets	21,033,669	34,179,862	4,376,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	290,645	150,940	19,328
Contract liabilities	1,166,837	1,519,584	194,581
Bank borrowings	454,584	460,502	58,967
Operating lease liabilities	255,968	863,508	110,572
Due to Related parties	—	7,536,359	965,024
Taxes payables	2,838,099	3,718,174	476,109
Total current liabilities	5,006,133	14,249,067	1,824,581

Other liabilities:
Bank borrowings, net of current portion	2,953,174	2,493,662	319,311
Operating lease liabilities, net of current portion	—	293,792	37,620
Total other liabilities	2,953,174	2,787,454	356,931
Total liabilities	7,959,307	17,036,521	2,181,512

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.00001 par value; 500,000,000 shares authorized; 11,250,000 shares issued and outstanding as of November 30, 2022 and 2023, respectively*	874	874	112
Additional paid-up capital	2,010,103	2,010,103	257,392
Retained earnings	11,063,385	15,132,364	1,937,687
Total shareholders’ equity	13,074,362	17,143,341	2,195,191
Total liabilities and shareholders’ equity	21,033,669	34,179,862	4,376,703

*	Giving retroactive effect to the 10,000-for-1 share split effected on November 7, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended November 30,
	2021	2022	2023
	HK$	HK$	HK$	US$
REVENUE	22,544,000	14,331,576	20,539,218	2,630,030

Operating expenses
Direct cost of revenues	1,795,832	2,492,304	4,505,483	576,923
Selling expenses	1,556,607	957,546	3,276,562	419,561
General and administrative expenses	5,707,936	7,073,360	8,623,437	1,104,225
Total operating expenses	9,060,375	10,523,210	16,405,482	2,100,709

Income from operation	13,483,625	3,808,366	4,133,736	529,321

OTHER INCOME (EXPENSE)
Financial expense	(8,158)	(97,167)	(108,259)	(13,863)
Other income, nets	120,329	280,241	574,127	73,517
Total other income, net	112,171	183,074	465,868	59,654

INCOME BEFORE INCOME TAXES	13,595,796	3,991,440	4,599,604	588,975
Income tax expenses	1,916,689	512,429	530,625	67,946

NET INCOME	11,679,107	3,479,011	4,068,979	521,029

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	11,250,000	11,250,000	11,250,000	11,250,000

EARNINGS PER SHARE
Basic and diluted*	1.04	0.31	0.36	0.05

*	Giving retroactive effect to the 10,000-for-1 share split effected on November 7, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional Paid-in	Retained
	Shares*	Amount	capital	earnings	Total
		HK$	HK$	HK$	HK$
BALANCE, December 1, 2020	11,250,000	874	2,010,103	10,905,267	12,916,244
Net income	—	—	—	11,679,107	11,679,107
BALANCE, December 1, 2021	11,250,000	874	2,010,103	22,584,374	24,595,351
Net income	—	—	—	3,479,011	3,479,011
Dividend distribution	—	—	—	(15,000,000)	(15,000,000)
BALANCE, November 30, 2022	11,250,000	874	2,010,103	11,063,385	13,074,362
Net income	—	—	—	4,068,979	4,068,979
BALANCE, November 30, 2023	11,250,000	874	2,010,103	15,132,364	17,143,341

		US$	US$	US$	US$
BALANCE, November 30, 2023	11,250,000	112	257,392	1,937,687	2,195,191

*	Giving retroactive effect to the 10,000-for-1 share split effected on November 7, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended November 30,
	2021	2022	2023
	HK$	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	11,679,107	3,479,011	4,068,979	521,029
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	411,614	411,742	171,527	21,964
Provision for doubtful accounts	617,014	540,000	2,154,945	275,939
Amortization of right-of-use asset	472,180	480,138	727,315	93,131
Change in offering cost			628,100	80,428
Interest of lease liabilities	11,710	14,362	35,832	4,587
Deferred income tax	—	—	(355,566)	(45,530)
Change in operating assets and liabilities
Accounts receivable	(3,863,560)	1,405,370	(4,889,609)	(626,110)
Prepayments and other receivables	(51,851)	29,802	(148,330)	(18,994)
Accruals and other payables	(713,475)	146,735	(139,705)	(17,889)
Contract liabilities	218,516	878,473	352,747	45,169
Operating lease liabilities	(451,500)	(516,001)	(757,329)	(96,975)
Taxes payables	1,862,356	197,309	880,075	112,694
Net cash provided by operating activities	10,192,111	7,066,941	2,728,981	349,443

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of office equipment	—	(12,129)	(31,378)	(4,018)
Due from a director	(4,162,094)	(37,938)	37,938	4,858
Due from related parties	(926,993)	—	—	—

Net cash provided by (used in) investing activities	(5,089,087)	(50,067)	6,560	840

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend distribution	—	(2,300,186)	—	—
Deferred offering costs	—	(2,172,377)	—	—
Due to a director	—	—	6,358,430	814,192
Due to related parties	—	—	1,177,928	150,833
Repayment of bank borrowings	—	(75,242)	(453,593)	(58,082)
Proceeds from bank borrowings	3,483,000	—	—	—

Net cash provided by (used in) financing activities	3,483,000	(4,547,805)	7,082,765	906,943

NET CHANGE IN CASH AND CASH EQUIVALENTS	8,586,024	2,469,069	9,818,306	1,257,226
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,423,412	13,009,436	15,478,505	1,982,010

CASH AND CASH EQUIVALENTS AT END OF YEAR	13,009,436	15,478,505	25,296,811	3,239,236

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	54,334	315,120	6,115	783
Cash paid for interest	8,158	97,167	108,259	13,863

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Termination of operating lease right-of-use assets and operating lease liabilities	—	—	128,418	16,444
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	962,639	—	1,750,851	224,195
Dividend payable offset against amount due from director and related parties	—	12,699,814	—	—

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS OVERVIEW

Intelligent Group Limited (“IGL” or the “Company”) is a company with limited liability incorporated in the British Virgin Islands on July 5, 2018. The Company’s registered office is located at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Island and its principal place of business is situated at Unit 2803, Level 28, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong.

The Company through its subsidiaries (collectively referred to as the “Group”) principally engage in the providing financial public relations (“Financial PR”) services in Hong Kong.

During the years ended November 30, 2023, 2022 and 2021, the Company has direct interests in the following subsidiaries:

Name	Place and date of formation	Issued ordinary share capital	Ownership	Principal activity
Intelligent Joy Limited (“IJL”)	Hong Kong, October 24, 2016	HK$2,010,003	100% owned by IGL	Financial PR services
Intelligent Tech Limited (“ITL”)	Hong Kong, June 16, 2018	HK$100	100% owned by IGL	Financial PR services

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation.

Foreign currency translation

The Group uses Hong Kong Dollar (“HK$”) as its reporting currency. The functional currency of the Company in British Virgin Islands is United States Dollar (“US$”) and the Company’s subsidiaries in Hong Kong is HK$, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the income statements during the year in which they occur.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended November 30, 2023 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8095, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of November 30, 2023 and 2022, the Group had cash and cash equivalent balance of HK$25,296,811 (US$3,239,236) and HK$15,478,505, respectively. The Group maintains bank accounts in Hong Kong.

Accounts receivable

Accounts receivable mainly represent amounts due from clients for Financial PR services which are recorded net of allowance for the Group’s doubtful accounts. The Group grants 30 days credit terms to the clients. In evaluating the collectability of receivable balances, the Group considers specific evidence including aging of the receivable, the client’s payment history, its current creditworthiness and current economic trends. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. Accounts receivable are written off after all collection efforts have ceased. During the year ended November 30, 2023, HK$2,154,945 of accounts receivable made as allowance of doubtful debts due to lower recovery possibility; and during the year ended November 30, 2022, HK$540,000 of accounts receivable bad debts being written off.

Prepayments and other receivables

Prepayments and other receivables are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of November 30, 2023 and 2022, management believes that the Company’s prepayments and deposits are not impaired.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Group computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	5 years
Furniture and fixtures	5 years
Motor vehicle	3 years

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Group recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended November 30, 2023, 2022 and 2021, no impairment of long-lived assets was recognized.

Deferred offering costs

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the proposed public offering. Upon consummation of the IPO, these fees will be recorded in the shareholders’ equity as a reduction of additional paid-in capital generated from the offering. As of November 30, 2023 and 2022, the deferred offering costs was HK$1,544,276 (US$197,743) and HK$2,172,377, respectively.

Contract liabilities

The Group bills its clients based upon contractual schedules. The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities.

Contract liabilities represent the upfront payments received upon signing of the contract for Financial PR services. Advance payments in excess of related accounts receivable are presented as contract liabilities on the consolidated balance sheets.

Lease

The Group is a lessee of non-cancellable operating leases for corporate office premise. The Group applied ASC Topic 842 “Leases” for all periods presented, using the method retrospective transition method on December 1, 2018. The Group determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the leases commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Group may recognize the lease payments in the consolidated statements of income on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The new lease standard also provides practical expedients for an entity ongoing accounting. The Group elected to apply the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Group is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended November 30, 2023, 2022 and 2021, the Group did not have any impairment loss against its operating lease right-of-use assets.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, prepayments and other receivables, and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

The Group applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented, using the modified retrospective transition method on December 1, 2019.

The five-step model defined by ASC 606 requires the Group to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

The Group has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Group elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Group expects that, upon the inception of revenue contracts, the period between when the Group transfers its promised services or deliverables to its clients and when the clients pay for those services or deliverables will be one year or less.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As a practical expedient, the Group elected to expense the incremental costs of obtaining a contract when incurred if the amortization period of the asset that the Group otherwise would have recognized is one year or less.

The Group is a professional services provider in Hong Kong that principally engages in the Financial PR services.

The Group enters into a distinct contract with its clients for the Financial PR services. The Financial PR services include maintaining the positive relationship between the client and their investors through difference social media channels and carrying out promotion event, including (1) maintenance and development of public relations and investor relations; (2) conferences and interviews; (3) media monitoring; (4) crisis management; (5) investor targeting; and (6) investor polling.

The revenue generated from Financial PR services are generally based on the fixed fee billing arrangements that require the clients to pay a pre-established fee in exchange for a predetermined set of Financial PR services. The clients agree to pay a fixed fee by instalments over the contract terms as specified in the service agreements. The Financial PR services provide involve a series of tasks which are distinct and meet the criteria for recognizing revenue overtime. In addition, the Group concludes that the services provided each month are substantially similar and result in the transfer of substantially similar services to the clients each month. That is, the benefit consumed by the clients is substantially similar each month, even though the exact volume of services may vary. Therefore, the Group concludes that the services satisfy the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. The Group recognizes revenues from Financial PR services on a monthly basis when it satisfies its performance obligations throughout the contract terms.

For project-based Financial PR services, the Group generally receives payment of the total pre-agreed or pre-endorsed fee in full before the Group performs the relevant project-based Financial PR services. The project-based Financial PR services include (i) roadshows; (ii) investor luncheons; (iii) press conference/media briefings; (iv) listing ceremonies; (v) site visit/business tours; and (vi) congratulatory advertisements. The project-based Financial PR services involve multiple tasks which are interrelated, integrated, customized, and are not separable or distinct as the Group’s clients cannot benefit from any standalone task. Therefore, the Group concludes that the project-based Financial PR services to be accounted for as a single performance obligation. The Group recognizes revenues from Financial PR services on a monthly basis when it satisfies its performance obligations throughout the contract terms of which the contract period is generally one year or within one year.

For one-off Financial PR services, the Group generally provide these add-on services as optional purchase to year around customers, the payment will be settled when the services are delivered to customers. One-off PR services provide promised services, such as writing in-depth press release publish additional writing press, customized live show, and re-post business articles to featured channel. Such add-on service is usually an “optional purchase” separately agreed in the recurring financial PR service agreement, by which the customer has the right to exercise the option to purchase additional services in a separately agreed service price. The option is deemed to be a marketing offer, and not a part of the existing contract. The marketing offer is only accounted for when the customer exercises its option. It’s not a variable consideration. The Group recognizes revenue at the point in time when the service is transferred to the customer.

For projects which are terminated or lapsed at expiry of contracts, the revenue from the upfront fee is recognized at the time of termination or lapse of contracts. Out-of-pocket expenses are incurred during the execution of the projects upon receipt of payment of the client, and are generally excluded from the revenues.

Revenue disaggregated by timing of revenue recognition for the years ended November 30, 2023, 2022 and 2021 is disclosed in the table below:

	For the Year Ended November 30,
	2021	2022	2023
	HK$	HK$	HK$	US$
Over time
Financial PR services	11,654,525	13,248,243	15,427,899	1,975,530
Project-based Financial PR services	10,889,475	1,083,333	2,607,555	333,895
Point in time
One-off Financial PR services	—	—	2,503,764	320,605
Total Revenue	22,544,000	14,331,576	20,539,218	2,630,030

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at November 30 are as follows:

	For the Year Ended November 30,
	2021	2022	2023
	HK$	HK$	HK$	US$
Amounts expected to be recognized as revenue:
Within one year	3,670,000	3,300,000	3,300,000	422,562
After one year	10,175,000	6,875,000	3,575,000	457,776
Total	13,845,000	10,175,000	6,875,000	880,338

The Group expects to recognize majority of the related revenue as it provides services to its clients, which is expected to occur within three years for the Financial PR services. The Group elected to utilize the optional exemption to exclude from this disclosure the remaining performance obligations that have original expected duration of one year or less.

Other income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

Direct cost of revenues

Direct cost of revenues consists of employee compensation, related payroll benefits and the Company’s director remuneration which are attributable to the revenue-generating activities and media and promotion services the Group provides for its clients.

Employee benefits

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (US$3,842).

During the years ended November 30, 2023, 2022 and 2021, the total amount charged to the consolidated statements of income in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were HK$144,264 (US$18,473), HK$121,918, and HK$145,633 respectively.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income tax

IGL is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by IGL and the Company’s subsidiary in Hong Kong, IJL and ITL, to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

IJL and ITL are incorporated in and carry trade and business in Hong Kong and are subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Group is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. In general, the Inland Revenue Department of Hong Kong has up to 7 years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2016/17 to 2022/23 of the Company’s Hong Kong subsidiary remain open to examination by the taxing jurisdictions, and no significant penalties or interest relating to income taxes have been incurred nor did the Group have any significant unrecognized tax benefits during the years ended November 30, 2023, 2022 and 2021. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

Segment reporting

The Group operates and manages its business as a single segment, in accordance with ASC 280, Segment Reporting. The Group’s chief operating decision maker (“CODM”) is the Chairman. The Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in Hong Kong.

Earnings per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets.

The Group believes that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,025) if the bank with which an individual/a company hold its eligible deposit fails. As of November 30, 2023, cash and cash equivalents balance of HK$25,296,811(US$3,239,236) was maintained at financial institutions in Hong Kong and approximately HK$594,422 were insured by the Hong Kong Deposit Protection Board.

The Group has designed their credit policies with an objective to minimize their exposure to credit risk. The Group’s accounts receivable are short term in nature and the associated risk is minimal. The Group conducts credit evaluations on its clients and generally does not require collateral or other security from such clients. The Group periodically evaluates the creditworthiness of the existing clients in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	For the Year Ended November 30,
	2021		2022		2023
	HK$	%	HK$	%	HK$	US$	%
Customer A	3,025,000	13	3,300,000	23	3,300,000	422,562	16
Customer B	3,000,000	13	—	—	—	—	—
Customer C	2,831,250	13	—	—	—	—	—
Customer D	2,580,000	11	—	—	—	—	—
	11,436,250	50	3,300,000	23	3,300,000	422,562	16

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of November 30,		As of November 30,		As of November 30,
	2022	2022	2023	2023	2023	2023
	HK$		HK$		US$
Customer A	1,500,000	56%	2,900,000	38%	371,343	38%
Customer B	400,000	15%	—	—	—	—
	1,900,000	71%	2,900,000	38%	371,343	38%

Interest rate risk

The Group’s exposure on fair value interest rate risk mainly arises from its fixed deposits with bank. It also has exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Group, such as cash and cash equivalents, at the end of the reporting period, the Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency risk

The Group is exposed to foreign currency risk primarily through service income that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily United States dollars (US$). As HK$ is currently pegged to US$, the Group’s exposure to foreign exchange fluctuations is minimal.

Recent Accounting Pronouncements

New accounting standards which have not yet been adopted

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company adopted this guidance effective December 1, 2023, with no material impact on its consolidated financial statements.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of income and statements of cash flows.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Accounts Receivable, net

The accounts receivable, net, as of November 30, 2022 and 2023, consists of the following:

	As of November 30,
	2022	2023	2023
	HK$	HK$	US$
Accounts receivable	2,685,876	7,575,485	970,035
Less: allowance for doubtful accounts	—	(2,154,945)	(275,939)
Accounts receivable, net	2,685,876	5,420,540	694,096

The movements in the allowance for doubtful accounts are as follows:

	As of November 30,
	2022	2023	2023
	HK$	HK$	US$
Balance at beginning of the year ended November 30	—	—	—
Addition/(Reversals)	—	2,154,945	275,939
Balance at end of the year ended November 30	—	2,154,945	275,939

4.	PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables consist of the following:

	As of November 30,
	2022	2023	2023
	HK$	HK$	US$
Rental deposit	165,550	80,000	10,244
Others	32,099	—	—
Total	197,649	80,000	10,244

5.	LONG TERM DEPOSIT

Long term Deposit consist of the following:

	As of November 30,
	2022	2023	2023
	HK$	HK$	US$
Rental deposit	—	265,980	34,058
Total	—	265,980	34,058

Long term deposit is a prepayment of deposit for a time of more than twelve months. The long-term deposit identified for year ended November 30, 2023 were HKD 265,980, which represented the rental deposit for our new office premises.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of November 30,
	2022	2023	2023
	HK$	HK$	US$
Furniture and fixtures	6,968	6,968	893
Office equipment	94,458	125,835	16,113
Motor vehicle	1,181,264	1,181,264	151,259
Total	1,282,690	1,314,067	168,265
Less: Accumulated depreciation	1,107,792	1,279,319	163,816
Net book value	174,898	34,748	4,449

Depreciation expenses recognized for the years ended November 30, 2023, 2022 and 2021 were HK$171,527 (US$21,964), HK$411,742 and HK$411,614, respectively.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The principal place of business is situated at Unit 2803, Level 28, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong, where the Company sub-lease two office rooms from this space for exclusive use, consisting of approximately 283 square feet and 180 square feet of office space, respectively. The company also has access to shared areas under the sub-lease consisting of a common area, VIP room and reception that consists of approximately 384 square feet, 617 square feet and 945 square feet of office space, respectively. The Company sub-leased this portion of space under one lease which began on February 14, 2023 and will terminate on March 31, 2025. Prior to the current lease, the Company’s principal executive office was located at 6/F, Wing On Cheong Building, 5 Wing Lok Street, Sheung Wan, Hong Kong, where the Company leased all of the sixth floor of the building, consisting of approximately 1,530 square feet of office space, respectively. The previous lease had a two-year term ending on June 30, 2023, however the Company terminated the lease early on February 13, 2023 with no penalty charged by the landlord. As of November 30, 2023, the Group subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office at Units 2803, 28th Floor of Admiralty Center Tower 1, No 18 Harcourt Road, Hong Kong	From February 14, 2023 through March 31, 2025

(a) Amounts recognized in the consolidated balance sheet:

	As of November 30,
	2022	2023	2023
	HK$	HK$	US$
Right-of-use assets	286,427	1,181,941	151,347

Operating lease liabilities
Current	255,968	863,508	110,572
Non-current	—	293,792	37,620
	255,968	1,157,300	148,192

(b) A summary of lease cost recognized in the Group’s consolidated statements of income and supplemental cash flow information related to operating leases is as follows:

	For the Years Ended November 30,
	2021	2022	2023
	HK$	HK$	HK$	US$
Amortization charge of right-of-use assets	472,180	480,138	727,315	93,131
Interest of lease liabilities	11,710	14,362	35,832	4,587
Cash paid for operating leases	451,500	516,001	757,329	96,975
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	962,639	—	1,750,851	224,195
Termination of operating lease right-of-use assets and operating lease liabilities	—	—	128,418	16,444

(c) The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of November 30, 2023:

	Twelve months ended November 30,
	HK$	US$
2024	887,040	113,584
2025	295,680	37,862
Total future lease payments	1,182,720	151,446
Less: imputed interest	(25,420)	(3,254)
Present value of lease obligation	1,157,300	148,192

The weighted-average remaining lease terms were 0.6 and 1.3 years as of November 30, 2022 and 2023, respectively. The incremental borrowing rate used to determine the operating lease liability as of November 30, 2023 and 2022 were 3.125% and 2.75%, respectively.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of November 30,
	2022	2023	2023
	HK$	HK$	US$
Accrued staff salaries and reimbursements	227,741	88,036	11,273
Accrued professional fee	6,000	6,000	768
Other accrued expenses	56,904	56,904	7,287
Total	290,645	150,940	19,328

9.	RELATED PARTY TRANSACTIONS AND BALANCES

Fund advance to director and related parties:

	Relationship	As of November 30,
	with the Group	2022	2023	2023
		HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director, CEO and shareholder of the Company	37,937	—	—
Total		37,937	—	—

Fund advance from director and related parties:

	Relationship	As of November 30,
	with the Group	2022	2023	2023
		HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director, CEO and shareholder of the Company	—	6,358,430	814,192
Shenzhen Huiyue Technology Co., Ltd	An entity wholly owned by Ms. Wai Lau	—	1,177,929	150,832
Total		—	7,536,359	965,024

Balances represented the funds advanced from (advanced to) Ms. Wai Lau who is the director, CEO and shareholder of the Company. The balance is unsecured and interest-free. The amount due from director of HK$37,937 as of November 30, 2022 has been fully settled in cash in February 2023. The amount due to director of HK$6,358,430 (US$814,192) as of November 30, 2023 represented the funds advanced from Ms. Wai Lau. Such balance is interest free, due on demand, and partially settled in cash in March 2024, and the remaining will be repaid in the middle of 2024. The amount due to Shenzhen Huiyue Technology Co., Ltd of HKD1,177,929 (US$150,832) as of November 30, 2023 represented funds from Shenzhen Huiyue Technology Co., Ltd, a related party. Such balance is interest free, due on demand, and would be settled in the middle of 2024.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	CONTRACT LIABILITIES

The Group’s contract liabilities include advances from clients related to Financial PR services on the Group’s consolidated balance sheets. These payments are non-refundable and are recognized as revenue as the Group’s performance obligation is satisfied. The Group’s contract liabilities are generally recognized as revenue within one year.

As of November 30, 2023 and 2022, the contract liabilities were comprised of the following:

	As of November 30,
	2022	2023	2023
	HK$	HK$	US$
Advance from customers	1,166,837	1,519,584	194,581
Total	1,166,837	1,519,584	194,581

	As of November 30,
	2022	2023	2023
	HK$	HK$	US$
Balance at beginning of the year ended	288,364	1,166,837	149,412
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(288,364)	(1,166,837)	(149,412)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	1,166,837	1,519,584	194,581
Total	1,166,837	1,519,584	194,581

11.	BANK BORROWINGS

	As of November 30,
	2022	2023	2023
	HK$	HK$	US$
Bank loans secured and repayable
Within 12 months	454,584	460,502	58,967
Over 1 year	2,953,174	2,493,663	319,311
Total	3,407,758	2,954,165	378,278

On August 3, 2021, the Group entered into a loan agreement with a financial institution in Hong Kong to borrow HK$3,483,000, which bears annual interest at a floating prime rate of 2.75% and with due date on September 16, 2029. The interest rate increased from 2.75% to 3.625% at the end of November 30, 2023 mainly due to the interest rate was raised by the Federal Reserve. As of November 30, 2023, the balance had been repaid of HK$528,835 (US$67,717).

As of November 30, 2023 and 2022, the banking facilities of the Company were secured by personal guarantee from Ms. Wai Lau, the director and shareholder of the Company and with the due date same as the loan agreement.

Interest related to the bank loans was HK$108,259 (US$13,863), HK$97,167 and HK$8,158 for the years ended November 30, 2023, 2022 and 2021, respectively.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	INCOME TAX

British Virgin Islands

The Company is incorporated in the British Virgin Islands and is not subject to taxation. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

The Group’s Hong Kong subsidiaries, IJL and ITL, are subject to Hong Kong profits tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For these subsidiaries, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

(a)	The components of the income tax provision are as follow:

	For the Year Ended November 30,
	2021	2022	2023
	HK$	HK$	HK$	US$
Current tax	1,916,689	512,429	886,191	113,476
Deferred tax	—	—	(355,566)	(45,530)
Total income tax expense	1,916,689	512,429	530,625	67,946

(b)	The following table reconciles Hong Kong statutory rates to the Group’s effective tax rate:

	For the years ended November 30,
	2021		2022		2023
	Amounts	%	Amounts	%	Amounts		%
	HK$		HK$		HK$	US$
Current tax – Hong Kong profits tax Provision for the year	13,595,796		3,991,440		4,599,604	588,975
Income tax expense at the statutory rate	(2,243,306)	16.5	(658,589)	16.5	(758,935)	(97,181)	16.5
Effect of preferential tax rate	163,150	(1.2)	165,007	(4.1)	164,853	21,109	(3.6)
Effect of expenses not deductible for tax	(67,979)	0.5	(67,937)	1.7	(28,302)	(3,624)	0.6
Effect of Permanent difference*	231,446	(1.7)	49,090	(1.3)	91,759	11,750	(2.0)
Income tax expense	(1,916,689)	14.1	(512,429)	12.8	(530,625)	(67,946.)	11.5

*	Mainly represents non-taxable income due to governmental grants and other non-taxable interest.

(c)	Deferred tax:

The deferred tax assets which are principally comprised of provision of bad debts. The movement of recognized deferred tax assets were as follows:

	As of November 30,
	2022	2023	2023
Deferred tax assets:	HK$	HK$	US$
Balance, beginning of the year	—	—	—
Addition	—	355,566	45,530
Balance, end of the year	—	355,566	45,530

As of November 30, 2023 and 2022, the Group had taxes payables of HK$3,718,174 (US$476,109) and HK$2,838,099, respectively.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	OTHER INCOME

	For the Year Ended November 30,
	2021	2022	2023
	HK$	HK$	HK$	US$
Government grant	59,377	215,000	—	—
Bank interest income	51	2,446	474,720	60,788
Sundry income	60,901	62,795	99,407	12,729
Total	120,329	280,241	574,127	73,517

Other income mainly represented (i) government grant mainly in relation to the Distance Business Programme launched by the Innovation and Technology Commission under the Anti-Epidemic Fund set up by the Hong Kong Government to support enterprises to adopt IT solutions to continue the business and service during the epidemic, (ii) bank interest income arisen from the fixed term deposit and (iii) sundry income.

14.	ORDINARY SHARES

The Company was established under the laws of British Virgin Islands on July 5, 2018. The authorized number of Ordinary Shares was 50,000 shares with a par value of US$1.0.

On November 6, 2021, the shareholders of the Company resolved to create an additional 500,000,000 of the authorized Ordinary Shares with a par value of US$0.00001 (the “Increase in Share Capital”). Following the Increase in Share Capital, on November 7, 2021, the Company newly issued 11,250,000 Ordinary Shares with a par value of US$0.00001 (the “Shares Issued”). Following the Shares Issued, the Company repurchased and cancelled 50,000 of the outstanding Ordinary Shares with a par value of US$1.0 issued and outstanding as of November 30, 2020 as well as cancelled 50,000 of the authorized Ordinary Shares with a par value of US$1.0.

The Company considered the above transactions as a 10,000-for-1 split of its Ordinary Shares and deemed the cancellation of 50,000 original Ordinary Shares with par value of US$1.0 and the new issuance of 11,250,000 Ordinary Shares with par value of US$0.00001 were part of the Company’s recapitalization prior to completion of its initial public offering. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to stock split or dividend pursuant to ASC 260. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively restated to reflect the share split.

On March 7, 2022, the Company’s board of directors approved and declared a dividend of HK$15,000,000 payable to its shareholders, of which HK$12,699,814 was offset against the amount due from director and related party as of November 30, 2021 and the remaining HK$2,300,186 was paid in cash on March 16, 2022. The dividend per share was HK$1.33.

15.	COMMITMENTS AND CONTINGENCIES

From time to time, the Group is party to certain legal proceedings, as well as certain asserted and un-asserted claims from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

16.	SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the issuance of the consolidated financial statements and, except for the event described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

On February 28, 2024, the Securities and Exchange Commission declared effective the Group’s Registration Statement on Form F-1. On March 20, 2024, the Company consummated the initial public offering of 1,875,000 ordinary shares at a price of US$4 per share, generating net proceeds of approximately US$6,823,875 after deducting underwriting discounts and commissions and offering expenses.