Form 20-F
period 2024-11-30
Intelligent Group Ltd
filed 2025-04-14
CIK 1916416

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ____________to _____________

Commission file number 001-41974

Intelligent Group Limited
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Wai Lau

Chief Executive Officer

1203C, Level 12, Tower 1, Admiralty Centre, 18 Harcourt Road, Admiralty, Hong Kong
(Address of principal executive offices)

1203C, Level 12, Tower 1,

Admiralty Centre, 18 Harcourt Road,

Admiralty, Hong Kong
(852) 3618 8460

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.00001 per share	INTJ	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

As of November 30, 2024, there were 13,125,000 class A Ordinary Shares, par value US$0.00001 per share.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of November 30, 2024, there were 13,125,000 Class A Ordinary Shares outstanding, at par value $0.00001 per share, and 0 Class B Ordinary Shares outstanding, at par value $0.00001.

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

The “Company,” “Group,” “we,” “us,” “our” and “IGL” are to Intelligent Group Limited.

“IJL” are to Intelligent Joy Limited, our key operating subsidiary in Hong Kong.

“ITL” are to Intelligent Tech Limited, our Hong Kong subsidiary.

“BVI” are to the British Virgin Islands.

“BVI Act” are to the BVI Business Companies Act, 2004 as amended from time to time.

“Class A Ordinary Shares” are to Class A ordinary Shares of Intelligent Group Limited, par value $0.00001

“Class B Ordinary Shares” are to Class B ordinary Shares of Intelligent Group Limited, par value $0.00001

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

“Ordinary Shares” or “Shares” are to our Ordinary Shares, par value $0.00001 per share, or Class A Ordinary Shares and Class B Ordinary Shares, as context requires.

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

The summary consolidated statements of operations and cash flow

	For the Year Ended November 30,
	2022	2023	2024
	HK$	HK$	HK$	US$
REVENUE	14,331,576	20,539,218	20,286,590	2,607,363
Operating expenses
Direct cost of revenues	2,492,304	4,505,483	7,970,194	1,024,381
Selling expenses	957,546	3,276,562	967,473	124,346
General and administrative expenses	7,073,360	8,623,437	13,875,156	1,783,324
Income (loss) from operation	3,808,366	4,133,736	(2,526,233)	(324,688)
Financial expense	(97,167)	(108,259)	(101,711)	(13,073)
Other income, net	280,241	574,127	1,526,182	196,155
INCOME (Loss) BEFORE INCOME TAXES	3,991,440	4,599,604	(1,101,762)	(141,606)
Income tax expenses (benefits)	512,429	530,625	(676,053)	(86,891)
NET INCOME (LOSS)	3,479,011	4,068,979	(425,709)	(54,715)

	For the Year Ended November 30,
	2022	2023	2024
	HK$	HK$	HK$	US$
Net cash provided by (used in) operating activities	7,066,941	2,728,981	(1,247,966)	(160,396)
Net cash (used in) provided by investing activities	(50,067)	6,560	(9,093,124)	(1,168,707)
Net cash (used in) provided by financing activities	(4,547,805)	7,082,765	48,580,126	6,243,831
NET CHANGE IN CASH AND CASH EQUIVALENTS	2,469,069	9,818,306	38,239,036	4,914,728
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,009,436	15,478,505	25,296,811	3,251,309
CASH AND CASH EQUIVALENTS AT END OF YEAR	15,478,505	25,296,811	63,535,847	8,166,037

The summary consolidated balance sheet as at November 30, 2023 and 2024

	As of November 30,
	2023	2024	2024
	HK$	HK$	US$
ASSETS
Current assets:
Cash and cash equivalents	25,296,811	63,535,847	8,166,037
Accounts receivable, net	5,420,540	2,358,162	303,086
Prepayments and other receivables	80,000	1,846,344	237,304
Due from related parties, net	—	1,556,765	200,085
Escrow receivable	—	391,056	50,261
Total current assets	30,797,351	69,688,174	8,956,773

Non-current assets:
Property and equipment, net	34,748	28,327	3,641
Right-of-use assets	1,181,941	353,218	45,398
Deferred offering costs	1,544,276	—	—
Long term deposit and prepayments	265,980	500,000	64,263
Deferred tax assets	355,566	1,159,587	149,038
Total non-current assets	3,382,511	2,041,132	262,340
Total assets	34,179,862	71,729,306	9,219,113

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	150,940	1,276,229	164,029
Contract liabilities	1,519,584	128,400	16,503
Bank borrowings	460,502	480,619	61,772
Operating lease liabilities	863,508	293,792	37,760
Due to related parties	7,536,359	—	—
Taxes payables	3,718,174	2,932,183	376,864
Total current liabilities	14,249,067	5,111,223	656,928

Other liabilities:
Bank borrowings, net of current portion	2,493,662	2,012,828	258,702
Operating lease liabilities, net of current portion	293,792	—	—
Total other liabilities	2,787,454	2,012,828	258,702
Total liabilities	17,036,521	7,124,051	915,630

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.00001 par value; 500,000,000 shares authorized; 11,250,000 shares issued and outstanding as of November 30, 2023	874	—	—
Class A Ordinary shares, US$0.00001 par value, 450,000,000 shares authorized, and 13,125,000 shares issued and outstanding as of November 30, 2024	—	1,021	131
Class B Ordinary shares, US$0.00001 par value, 50,000,000 shares authorized, and 0 share issued and outstanding as of November 30, 2024*	—	—	—
Additional paid-up capital	2,010,103	49,897,579	6,413,158
Retained earnings	15,132,364	14,706,655	1,890,194
Total shareholders’ equity	17,143,341	64,605,255	8,303,483
Total liabilities and shareholders’ equity	34,179,862	71,729,306	9,219,113

*

Number of shares divided as 450,000,000 Class A ordinary shares with a par value of US$0.00001 per share (the “Class A Ordinary Shares”) and 50,000,000 class B ordinary shares with a par value of US$0.00001 per share (the “Class B Ordinary Shares”), were approved by the board of directors on November 27, 2024. The Company, for good and valuable consideration, planned to repurchase 1,500,000 shares of the Majority Shareholder’s Class A Ordinary Shares and 1,500,000 Class B Ordinary Shares to the Majority Shareholder.

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

As of the date of this annual report, the Company and its subsidiaries IJL and ITL are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and its subsidiaries or denied by any relevant authorities. As of the date of this annual report, each of our Hong Kong subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

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

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since we operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

Although the audit reports included in this annual report is prepared by U.S. auditors who are subject to inspections by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by the then President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted.

As auditors of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditors are required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities. Our U.S. auditors have been inspected by the PCAOB on a regular basis, and we have no operations in Mainland China. However, if there is significant change to current political arrangements between Mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in PRC and we cannot assure you that our auditors’ work will continue to be able to be inspected by the PCAOB.

Inspections of other auditors conducted by the PCAOB outside Mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in Mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditors’ work papers become located in Mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

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

On April 21, 2020, the then SEC Chairman Jay Clayton and the then PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditors are not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

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

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our previous auditor, Marcum Asia CPAs LLP, was headquartered in New York, New York, and our current auditor, SFAI Malaysia PLT, is headquartered in Kuala Lumpur, Malaysia, and neither auditors appeared as part of the report under the lists in its Appendix A or Appendix B.

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

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditors, then such lack of inspection could cause our securities to be delisted from the stock exchange.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by the then President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted.

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

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, then U.S. President Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including the then Hong Kong Special Administrative Region (“HKSAR”) chief executive Carrie Lam and John Lee, who later replaced Carrie Lam as chief executive on July 1, 2022. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Sino — British Joint Declaration or the Basic Law” of the Hong Kong Special Administrative Region of the People’s Republic of China, which is Hong Kong’s constitutional document. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority.

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

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. However, certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, and the signing of the HKAA in the U.S. on July 14, 2020 has led to various sanctions against certain Hong Kong individuals, including against the then HKSAR chief executive Carrie Lam and John Lee, who later replaced Carrie Lam as chief executive on July 1, 2022. The U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and may further impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China.

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

All our business operations were concentrated in the capital markets sector in Hong Kong for the years ended November 30, 2024, 2023 and 2022.  Any material deterioration in the financial and economic conditions of the capital markets in Hong Kong could materially and adversely affect our business and prospects. The Hong Kong Financial PR market is susceptible to changes in the global as well as domestic economic, social and political conditions including, without limitation, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes, the outcome of the Sino-US trade dispute, the U.S. interest rate outlook, social and political unrest in Hong Kong and legal and regulatory changes. When there are unfavorable changes to global or local market conditions, the capital markets in Hong Kong may experience negative fluctuations in its performance. These changes may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

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

For the years ended November 30, 2024, 2023 and 2022, part of our revenue from the provision of Financial PR services were project-based services.  However, the extent of such project-based services provided, as well as our fee levels, are subject to our clients’ demands. Accordingly, our revenue may vary from period to period depending upon the number, type and fee level of our services. Our future results of operations will depend upon our ability to maintain or increase the number of our clients and projects at acceptable fee levels. In addition, the timing of completion of our projects will affect our cash flows generated from operations, and delays in the completion of our projects may defer payments from our clients, which would adversely affect our cash flows and results of operations. If we are not able to maintain or grow our current fee levels or maintain or increase the number of our clients, both of which are dependent on various factors such as competition and economic conditions, our results of operations may be adversely affected. In these circumstances, our revenue and profitability may fluctuate from year to year and our future financial performance is therefore highly unpredictable.

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

For the years ended November 30, 2024, 2023 and 2022, a large number of our clients were companies to be listed or already listed on the HK Stock Exchange.  Our clients are therefore subject to all applicable laws and regulations relating to the listing of their securities on the HK Stock Exchange, including but not limited to, the Rules Governing the Listing of Securities on the HK Stock Exchange, as amended, supplemented or otherwise modified from time to time. As a result, our results of operations are affected by changes in the regulatory environment in Hong Kong and the PRC, especially the listing rules of the HK Stock Exchange, disclosure obligations of listed companies and restrictions or requirements on Financial PR services providers. Any change in Hong Kong and PRC laws and regulations, such as additional restrictions or requirements on Financial PR services providers, or new regulations that impose new restrictions on the ability of companies to list on the HK Stock Exchange, or the abolishment of or amendment to disclosure requirements imposed on listed companies, may also adversely affect the demand for our services, which may in turn materially and adversely affect our business, financial condition and results of operations.

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

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with clients and the relevant listing authorities. Moreover, our business and ability to operate could also be adversely affected by COVID-19, Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemics.

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

As of December 31, 2024, the total number of listed companies in the HK Stock Exchange was 2,631, compared to 2,609 listed companies as of December 31, 2023. However, the number of newly listed companies for the year ended December 31, 2024 decreased to 71 companies as compared to 73 companies for the same period in 2023 (source: https://www.hkex.com.hk/Market-Data/Statistics/Consolidated-Reports/Annual-Market-Statistics?sc_lang=en) mainly as a result of volatility in the performance of the capital markets in Hong Kong. While our operations have not yet been directly affected by supply chain disruptions or inflationary pressures, continued pressure from the economic conditions may disrupt the Hong Kong capital markets in the future and in turn, affect our operations.

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

In February and March 2025, the Trump administration implemented tariffs on various goods imported from Canada, Mexico and China and announced an intention to implement targeted and broad-based tariffs on certain other goods imported from several countries and/or increase the rate or scope of existing tariffs. Canada and China retaliated by imposing tariffs on certain goods imported from the U.S., and other countries also announced intentions to implement tariffs on goods imported from the U.S. and/or increase the rate or scope of existing tariffs if the U.S. follows through with the implementation of proposed tariffs. Although discussions continue regarding global trade policies, there remains significant uncertainty over whether tariffs, surtaxes, or other restrictive trade measures or countermeasures will ultimately be implemented and, if so, the scope, impact, and duration of any such measures.

The imposition of restrictive trade measures or countermeasures, if implemented for any period of time, could have adverse effects on the Company's operations, and overall financial performance and could have a material adverse effect on the U.S. and/or global economies. Any retaliatory measures by other countries or prolonged trade disputes may further increase regulatory uncertainty. While the Company continues to monitor trade policies and adapt its strategies, any prolonged restrictive trade measures could negatively impact overall market conditions.

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

According to the BVI Business Companies Act 2004 (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. However, to the extent that cash and/or assets are in Hong Kong or a Hong Kong entity, the funds and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of IGL, IJL or ITL to transfer cash and/or assets. Any limitation on the ability of our Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

Prior to filing the registration statement of which this annual report is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended November 30, 2024 and 2023, we and our independent registered public accounting firms identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and (iii) a lack of an effective control framework in place and critical information technology general controls (“ITGC”) have design deficiencies in areas including logical access, privileged access, IT operations and cybersecurity.

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

The dual-class structure of our Ordinary Shares has the effect of concentrating voting control with those shareholders who hold our Class B Ordinary Shares. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Class A Ordinary Shares.

Each Class B Ordinary Share has fifty votes per share, and our Class A Ordinary Shares have one vote per share. Our Controlling Shareholder, which holds 100% of our issued and outstanding Class B Ordinary Shares, owns shares representing approximately 93.62% of the voting power of our outstanding Ordinary Shares. In addition, because of the fifty-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares could continue to control a majority of the combined voting power of our Ordinary Shares and therefore control all matters submitted to our shareholders for approval until converted by the holders of our Class B Ordinary Shares. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring shareholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Class A Ordinary Shares.

Even if our Controlling Shareholder were to dispose of certain of its shares of our Class B Ordinary Shares such that it would control less than a majority of the voting power of our outstanding Ordinary Shares, it may be able to influence the outcome of corporate actions so long as it retains Class B Ordinary Shares. During the period of our Controlling Shareholder possessing controlling or significant ownership of our Ordinary Shares, investors may not be able to affect the outcome of our corporate actions.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this annual report, our directors, officers and Ms. Wai Lau, our Controlling Shareholder, hold an aggregate of 68.61% or more of our Shares. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our Controlling Shareholder owns 68.61% of our total issued and outstanding Shares, representing 93.62% of the total voting power. Our Controlling Shareholder will have the ability to control the outcome of certain matters submitted to shareholders for approval through her controlling ownership of the company, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions.

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

Our principal executive office is located at Unit 1203C, Level 12, Tower 1, Admiralty Centre, 18 Harcourt Road, Admiralty, Hong Kong. Our telephone number is (+852) 3618 8460. Our registered office in the BVI is located at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

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

On March 22, 2024, IGL completed its IPO of 1,875,000 Ordinary Shares at a public offering price of $4.00 per share for total net proceeds of $6.3 million and listed its Ordinary Shares on the Nasdaq Capital Market under the symbol “INTJ”.

Reclassification of Class A and Class B ordinary Shares

On November 25, 2024, pursuant to and in accordance with the provisions of British Virgin Islands laws and the currently effective memorandum and articles of association of Company, the Board of Directors of the Company approved certain corporate actions (the “Corporate Actions”) as described herein at a meeting of the Board of Directors (the “Meeting”). The majority shareholder of the Company, Ms. Wai Lau (the “Majority Shareholder”) further approved the Corporate Actions by written resolution of the shareholder on that same date.

At the close of business on November 25, 2024, the record date for the determination of shareholders entitled to vote on the Corporate Actions, there were 13,125,000 ordinary shares outstanding, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company. The Majority Shareholder, the holder of 9,004,500 ordinary shares of the Company, approved the Corporate Actions, representing 68.61% of the total outstanding shares of the Company).

Nasdaq Deficiency

On February 20, 2025, we received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from January 6, 2025 to February 19, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until August 19, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Class A ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

We intend to continuously monitor the closing bid price of our Ordinary Shares. Receipt of the Nasdaq Notification has no effect on our business operations.

Pursuant to the Board and shareholder resolutions, the Company adopted the following resolutions regarding the Corporate Actions:

1. The re-designation of its ordinary shares of a single class each with a par value of US$0.00001 (issued and unissued) (the “Ordinary Shares”) that (a) all the currently issued 13,125,000 Ordinary Shares be and are re-designated into Class A ordinary shares each with a par value of US$0.00001 with one (1) vote per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class A Ordinary Shares”) on a one-for-one basis, (b) the remaining authorized but unissued Ordinary Shares be and are re-designated into (i) 436,875,000 Class A Ordinary Shares and (ii) 50,000,000 Class B ordinary shares each with a par value of US$0.00001 with fifty (50) votes per share (the “Class B Ordinary Shares”) on a one-for-one basis and (c) such that the Company will be authorized to issue a maximum of 500,000,000 shares each with a par value of US$0.00001 divided into (i) 450,000,000 Class A Ordinary Shares and (ii) 50,000,000 Class B Ordinary Shares (the “Redesignation”);

2. Concurrently with the Re-designation, the Company and the majority shareholder approved certain amendments to the Company’s currently effective memorandum and articles of association, including (a) amending Clause 5.1 of the memorandum of association of the Company currently in effect to reflect the changes set forth in the Redesignation, and (b) amending and restating its memorandum and articles of association of the Company (the “Amended and Restated M&A”) in substitution for the Company’s currently effective memorandum and articles of association to reflect the Redesignation and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares;

The Redesignation and the Amended and Restated M&A took effect on November 27, 2024, when the necessary filings were completed with the Registry of Corporate Affairs of the British Virgin Islands. A copy of the Amended and Restated M&A is attached hereto as Exhibit 1.1.

As approved by the Company’s Board of Directors and the Majority Shareholder, the Company, for good and valuable consideration, repurchased 1,500,000 shares of the Majority Shareholder’s Class A Ordinary Shares and issued 1,500,000 Class B Ordinary Shares to the Majority Shareholder. As a result of this transaction, the Majority Shareholder possesses voting power in the Company equal to 82,504,500 votes and there are 11,625,000 Class A Ordinary Shares and 1,500,000 Class B Ordinary Shares issued and outstanding in the Company.

All shares and per share amounts used elsewhere in this annual report and the consolidated financial statements have been retroactively restated to reflect the reclassification of Class A and Class B ordinary shares.

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

We have a strong client base

We serve a diverse and solid base of clients. We believe that our market reputation and our clients’ confidence in our services are indispensable to our continued success. Our major clients are mainly listing applicants and listed companies in Hong Kong, as well as private companies, investors and international investment banks. Since our establishment in 2016, we have been engaged by 174 clients, among which 87 are listing applicants or listed companies on the HK Stock Exchange. The number of clients who are listed companies on the HK Stock Exchange increased from 31 companies for the year ended November 30, 2022 to 36 and 41 companies for the year ended November 30, 2023 and 2024, respectively.

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

Our top five clients accounted for approximately 30.15%, 39.8% and 42.2% of our revenue for the years ended November 30, 2024, 2023 and 2022, respectively.

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

Facilities

Our principal executive office is located at 1203C, Level 12, Tower 1, Admiralty Centre, 18 Harcourt Road, Admiralty, Hong Kong, consisting of approximately 1,040 square feet gross floor area.

Prior to our current lease, our principal executive office as located at unit 2803, Level 28, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong.

We believe that our current facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Employees

As of November 30, 2024, we had 22 employees, all of whom were full-time employees, comprising of 4 management personnel, 5 finance and administrative staff, 4 marketing staff and 9 accounting executive staff.

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

The charts below illustrate our corporate structure and identifies our subsidiaries as of the date of this annual report:

Ms. Wai Lau
Public Shareholders
68.61%
31.29%
Intelligent Group Limited
(BVI)
100%
100%
Intelligent Joy Limited
(Hong Kong)
Intelligent Tech Limited
(Hong Kong)

Subsidiary Name	Background	Ownership
Intelligent Joy Limited	— A Hong Kong company	100% owned by IGL
— Formed on October 24, 2016
— Provision of Financial PR services

Intelligent Tech Limited	— A Hong Kong company	100% owned by IGL
— Formed on June 16, 2018
— Provision of Financial PR services

D.	Property Plant and Equipment

During the years ended November 30, 2022, 2023 and 2024, we leased the following properties to support our business activities and operations:

Our principal executive office is located at 1203C, Level 12, Tower 1, Admiralty Centre, 18 Harcourt Road, Admiralty, Hong Kong, consisting of approximately 1,040 square feet gross floor area.

Prior to our current lease, our principal executive office as located at unit 2803, Level 28, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong.

We believe that our current facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

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

As of December 31, 2024, the total number of listed companies in the HK Stock Exchange was 2,631, compared to 2,609 listed companies as of December 31, 2023. The number of newly listed companies in 2024 up to December 31, 2024 increased to 22 companies as compared to 14 companies for the same period in 2023 (source: https://www.hkex.com.hk/Market-Data/Statistics/Consolidated-Reports/HKEX-Monthly-Market-Highlights?sc_lan&sc_lang=en&select={6EA87B6C-938A-48B1-8CDA-6960712E4C54}) mainly as a result of strong rebound on hopes of policy support and the recovering in the performance of the capital markets in Hong Kong. While our operations have not yet been directly affected by supply chain disruptions or inflationary pressures, continued pressure from the economic conditions may disrupt the Hong Kong capital markets in the future and in turn, affect our operations.

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

Our ability to manage our staff costs

Our results of operations have been, and will continue to be, affected by our ability to improve our operating efficiency, especially staff costs are the largest costs. We incur in our business operations and our ability to manage our staff costs affects our results of operations. Our staff costs amounted to HK$5,767,541 (US$741,282), HK$3,160,163, and HK$2,096,145 for the years ended November 30, 2024, 2023 and 2022, respectively. Our staff costs consist primarily of salaries, bonuses and mandatory provident fund contribution. Any upward changes in our staff costs that are not in proportion to an increase in our revenues would impact our results of operations negatively.

Competition in the financial services industry in Hong Kong

There is a significant number of existing market participants in the Financial PR services industry in Hong Kong providing services similar to ours. Our larger competitors may have advantages over us such as having better brand recognition and reputation in the market, a wider range of value adding services, stronger human and financial resources, longer operating histories, and an operational presence in more geographic locations. We also face competition from local small and medium-sized Financial PR services providers that offer a similar range of services as we do. New participants may enter into the market insofar as they have engaged appropriate qualified professionals. In addition, competition creates an unfavorable pricing environment in the market in which we operate. Intensified competition may cause us to reduce our service fees in order to compete with other market players, which could place significant pressure on our ability to maintain profitability and is particularly acute during market will in turn materially and adversely affect our market share, financial condition and results of operations.

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

Any future impact on our results of operations will depend on, to a large extent, future developments and new information on other possible health epidemics and outbreaks and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets on the Financial PR markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2025 and beyond.

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated statements of operations for the years ended November 30, 2022, 2023 and 2024.

	For the Years Ended November 30,
	2022	2023	2024
	HK$	HK$	HK$	US$
REVENUE	14,331,576	20,539,218	20,286,590	2,607,363
Operating expenses
Direct cost of revenues	2,492,304	4,505,483	7,970,194	1,024,381
Selling expenses	957,546	3,276,562	967,473	124,346
General and administrative expenses	7,073,360	8,623,437	13,875,156	1,783,324
Income (loss) from operation	3,808,366	4,133,736	(2,526,233)	(324,688)
Financial expense	(97,167)	(108,259)	(101,711)	(13,073)
Other income, net	280,241	574,127	1,526,182	196,155
INCOME (Loss) BEFORE INCOME TAXES	3,991,440	4,599,604	(1,101,762)	(141,606)
Income tax expenses (benefits)	512,429	530,625	676,053	86,891
NET INCOME (LOSS)	3,479,011	4,068,979	(425,709)	(54,715)

Comparison of Years Ended November 30, 2022, 2023, and 2024

Revenue

	For the Years Ended November 30,
	2022		2023		2024
	HK$	%	HK$	%	HK$	US$	%
Revenues:
Financial PR Services	13,248,243	92	15,427,899	75	10,432,198	1,340,813	51
Project-based PR Services	1,083,333	8	2,607,555	13	7,490,660	962,748	37
One-off Financial PR Services	—	—	2,503,764	12	2,363,732	303,802	12
Total Revenue	14,331,576	100	20,539,218	100	20,286,590	2,607,363	100

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

For the years ended November 30, 2022, 2023, and 2024, Financial PR services revenue constitutes a significant source of our revenues, which representing 92%, 75%, and 51% of our total revenues, respectively. Financial PR services revenue increased by HK$2,179,656 or 16%, from HK$13,248,243 for the year ended November 30, 2022 to HK$15,427,899 for the year ended November 30, 2023, due to the gradual development of the company’s business, the Financial PR service income has also increased steadily. Our Financial PR services revenue decreased by HK$ 4,995,701 or 32%, from HK$15,427,899 for the year ended November 30, 2023 to HK$10,432,198 (US$1,340,813) for the year ended November 30, 2024, due to some clients adjusting their strategic positioning and canceling their plans to go public in Hong Kong and overseas, and thus the Company is no longer required to provide them with ongoing financial PR services. As a result, revenue from this business line has declined compared to last year.

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

Project-based financial PR services revenue increased by HK$1,524,222 or 140%, from HK$1,083,333 for the year ended November 30, 2022 to HK$2,607,555 for the year ended November 30, 2023, since the restrictive measures related to the COVID-19 pandemic have gradually been lifted in China starting from December 2022, following the lifting of the strict lockdown measures in phase, our business development events gradually resumed. Our Project-based financial PR services revenue increased by HK$4,883,105 or 187%, from HK$2,607,555 for the year ended November 30, 2023 to HK$7,490,660 (US$ 962,748) for the year ended November 30, 2024, mainly due to increase in roadshow services, exhibition services and listing ceremonies provided for clients who are seeking listing on the HK Stock Exchange.

One-off Financial PR services. We provide add-on services to year around customers, such add-on service is usually an “optional purchase” separately agreed in the recurring financial PR service agreement, by which the customer has the right to exercise the option to purchase additional services in a separately agreed service price. The One-off PR services mainly include writing press release; arrange media interview; re-post business articles. Service revenue is recognized at the point in time when the service is transferred to the customer. Our one-off PR service revenue insignificantly decreased by HK$140,032 or 5.6%, from HK$2,503,764 for the year ended November 30, 2023 to HK$2,363,732 (US$303,802) for the year ended November 30, 2024.

Direct cost of revenues

Direct cost of revenues included employee compensation, related employee benefits and director’s remuneration. The direct cost of revenues also included media and promotion services we provided for our clients.

Our direct cost of revenues increased by HK$2,013,179, or 81%, from HK$2,492,304 for the year ended November 30, 2022 to HK$4,505,483 for the year ended November 30, 2023. Such increase was mainly due to the increase in staff costs and employee compensation.

Direct cost of revenues increased by HK$3,464,711, or 77%, from HK$4,505,483 for the year ended November 30, 2023 to HK$7,970,194 (US$1,024,381) for the year ended November 30, 2024, mainly due to the increase in staff costs, employee compensation and supplier procurement costs for various activities undertaken.

Selling expenses

The following table set forth the breakdown of our selling expenses for the years indicated:

	For the Year Ended November 30,
	2022	2023	2024
	HK$	HK$	HK$	US$
Entertainment expense	354,652	2,680,360	785,555	100,965
Advertisement expense	28,374	80,785	—	—
Referral fee	235,122	290,000	120,000	15,423
Others	339,398	225,417	61,918	7,958
Total Selling expenses	957,546	3,276,562	967,473	124,346

Our selling expenses mainly represented entertainment expense, advertisement expense, referral fees and others. Our selling expenses are HK$957,546, HK$3,276,562 and HK$967,473 (US$124,346) for the years ended November 30, 2022, 2023 and 2024, respectively.

Entertainment expense. Our entertainment expense increased by HK$2,325,708, or 656%, from HK$354,652 for the year ended November 30, 2022 to HK$2,680,360 for the year ended November 30, 2023, mainly due to the increase in capital market activities as a result of positive market sentiment. Following the lifting of the strict lockdown measures in phase from COVID-19, our business development events gradually resumed. The frequency of business travel and business entertainment are increased.

The entertainment expense decreased by HK$1,894,805, or 71%, from HK$2,680,360 for the year ended November 30, 2023 to HK$785,555 (US$100,965) for the year ended November 30, 2024, mainly due to the decrease in capital market activities.

Advertisement expense. Our advertisement expense represented our advertising expenses on media platforms, with the objective of having a higher media presence and generating organic traffic that could help to increase our brand awareness and attract the attention of potential customers.

Advertisement expense increased by HK$52,414, or 185%, from HK$28,374 for the year ended November 30, 2022 to HK$80,785 for the year ended November 30, 2023, mainly due to an increase in advertising activities undertaken during 2023.

Advertisement expense decreased by HK$80,785, or 100%, from HK$80,785 for the year ended November 30, 2023 to HK$nil (US$nil) for the year ended November 30, 2024, mainly due to the company has established a reputation in the industry and attracts customers through our high-quality services, rather than use of external advertisement.

Referral fee. Our referral fee represented the referral expenses paid to agents for introducing new customers to the Group.

Referral fee amounted to HK$235,122 for the year ended November 30, 2022. The referral fee increased by HK$ 54,878, or 23%, to HK$ 290,000 (US$ 37,314) for the year ended November 30, 2023, mainly due to increase in business activities.

Referral fee amounted to HK$290,000 for the year ended November 30, 2023. The referral fee decreased by HK$170,000, or 59%, to HK$ 120,000 (US$ 15,423) for the year ended November 30, 2024, mainly due to decrease in business activities.

Others mainly represented our traveling expenses and internet maintenance cost which at HK$339,398, HK$225,417 and HK61,918 (US$7,958) and for the years ended November 30, 2022, 2023 and 2024, respectively.

Administrative expenses

The following table set forth the breakdown of our administrative expenses for the years indicated:

	For the Years Ended November 30,
	2022	2023	2024
	HK$	HK$	HK$	US$
Staff costs	1,035,572	1,506,800	3,322,707	427,056
IT expenses	154,141	66,923	29,065	3,736
Professional and consultancy fee	3,442,002	2,628,447	3,786,262	486,635
Rent and rates	494,500	772,529	869,720	111,782
Depreciation	411,742	171,527	6,421	825
Office expenses	413,251	1,059,942	245,772	31,588
Provision for doubtful accounts	540,000	2,154,945	4,872,854	626,291
Insurance	41,540	41,540	450,719	57,929
Others	540,612	220,784	291,636	37,482
Total Administrative expense	7,073,360	8,623,437	13,875,156	1,783,324

Our administrative expenses mainly represented staff costs, IT expenses, professional and consultancy fee, rent and rates, depreciation, office expenses, provision for doubtful accounts, insurance and others. Our administrative expenses increased by HK$1,550,077, or 22%, from HK$7,073,360 for the year ended November 30, 2022 to HK$8,623,437 for the year ended November 30, 2023; and increased by HK$5,251,719, or 61%, to HK$13,875,156 (US$1,783,324) for the year ended November 30, 2024, mainly due to increase in provision of doubtful accounts.

Staff Costs. Our staff costs increased by HK$471,228, or 45%, from HK$1,035,572 for the year ended November 30, 2022 to HK$1,506,800 for the year ended November 30, 2023, mainly due to more employees are recruited, and the average salary are raised as well. Our staff costs increased by HK$1,815,907, or 121%, from HK$1,506,800 for the year ended November 30, 2023 to HK$3,322,707 (US$427,056) for the year ended November 30, 2024, mainly due to the appointment of independent executive directors during this period, and employed more staff to maintain the business operation.

IT expenses. Our IT expenses decreased by HK$87,218, or 56%, from HK$154,141 for the year ended November 30, 2022 to HK$66,923 for the year ended November 30, 2023 as the development of the online platform and subsequent website content improvement, which was used to promote our company and expand our customer base, had been substantially completed between the second half of 2021 and early 2022. Our IT expenses decreased by HK$37,858, or 57%, from HK$66,923 for the year ended November 30, 2023 to HK$29,065 (US$3,736) for the year ended November 30, 2024, the expense is mainly contributed by daily IT maintenance.

Professional fee and consultancy fee. Our professional and consultancy fee decreased by HK$813,555, or 24%, from HK$3,442,002 for the year ended November 30, 2022 to HK$2,628,447 for the year ended November 30, 2023, mainly due to the reduction of some advisory fees and other professional fees in relation to our proposed listing. Our professional and consultancy fee increased by HK$1,157,815, or 44%, from HK$2,628,447 for the year ended November 30, 2023 to HK$3,786,262 (US$486,635) for the year ended November 30, 2024, mainly due to the increase in consultancy fee and audit fee in relation to our daily operation.

Rent and rates. Our rent and rates mainly represented the rental expense on our office located in Hong Kong. We entered into a new lease agreement with an external third party (“the landlord”) for the leasing of office premise in Hong Kong with a lease term of 25 months started in March 2023. Affected by the larger office usage area and attractive location, the monthly rental expense corresponding increased. The increase in the rent and rates during the year is mainly due to longer payment period.

Depreciation charge. Our depreciation charge mainly represented the depreciation charge of our office equipment, furniture & fixtures and motor vehicle. The depreciation charge decreased by HK$240,215, or 58%, from HK$411,614 for the year ended November 30, 2022 to HK$171,527 for the year ended November 30, 2023, mainly due to some of the property and equipment had been fully depreciated. The depreciation charge decreased by HK$165,106, or 96%, from HK$171,527 for the year ended November 30, 2023 to HK$6,421 (US$825) for the year ended November 30, 2024, mainly due to majority of the property and equipment had been fully depreciated.

Office expenses. Our office expenses mainly represented office cleansing, post and courier, printing and stationery, telephone and communication and utilities. The office expenses increased by HK$646,691, or 156%, from HK$413,251 for the year ended November 30, 2022 to HK$1,059,942 for the year ended November 30, 2023, mainly due to the purchased of office consumables increased as move to the new office. The office expenses decreased by HK$814,170, or 77%, from HK$1,059,942 for the year ended November 30, 2023 to HK$245,772 (US$31,588) for the year ended November 30, 2024.

Provision for doubtful accounts. Our provision for doubtful accounts increased by HK$1,614,945, or 299%, from HK$540,000 for the year ended November 30, 2022 to HK$2,154,945 for the year ended November 30, 2023, mainly due to receivable aging greater than a year being considered as less possibility to recovery, therefore some receivable from customers being valued as provision for doubtful debts. Our provision for doubtful accounts increased by HK$2,717,909, or 126%, from HK$2,154,945 for the year ended November 30, 2023 to HK$4,872,854 (US$626,291) for the year ended November 30, 2024, mainly due to receivable aging greater than a year being considered as less possibility to recovery, therefore some receivable from customers being valued as provision for doubtful debts.

Insurance. Our insurance remained HK$41,540 for the year ended November 30, 2022 and the year ended November 30, 2023, mainly related to the daily insurance premium. Our insurance increased by HK$409,179, or 985%, from HK$41,540 for the year ended November 30, 2023 to HK$450,719 (US$57,929) for the year ended November 30, 2024, mainly due to the director insurance for one year.

Other income (expense), net

Our other income mainly represents exchange gain (or loss), government subsidies and bank interest income. The net other income increased by HK$293,886, or 105%, from HK$280,241 for the year ended November 30, 2022 to HK$574,127 (US$73,517) for the year ended November 30, 2023, mainly due to the increase in bank interest income arising from the fixed term deposit during the year ended November 30, 2023.

The net other income increased by HK$952,055, or 166%, from HK$574,127 for the year ended November 30, 2023 to HK$1,526,182 (US$196,155) for the year ended November 30, 2024, mainly due to the increase in bank interest income arising from the fixed term deposit during the year ended November 30, 2024. Our financial expense mainly represents interest expenses on bank borrowings. The financial expenses decreased insignificantly by HK$6,548, or 6%, from HK$108,259 for the year ended November 30, 2023 to HK$101,711 (US$13,073) for the year ended November 30, 2024.

Income tax

We are subjected to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

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

Our income tax increased by HK$18,196, or 4%, from HK$512,429 for the year ended November 30, 2022 to HK$530,625 for the year ended November 30, 2023, primarily due to increase in income before income taxes. The income tax decreased by HK$1,206,678 or 227%, from income tax expense of HK$530,625 for the year ended November 30, 2023 to income tax credit of HK$676,053 (US$86,891) for the year ended November 30, 2024, primarily due to decrease in income before income taxes and increase against with deferred tax expense.

Our effective tax rate remained relatively stable at 11.5% and 12.8% for the years ended November 30, 2023 and 2022, respectively. Our effective tax rate increased by 49.9% from 11.5% to 61.4%, for the years ended November 30, 2023 and 2024, mainly due to the deferred tax assets recognized in relation to the provision for doubtful debts during the year.

LIQUIDITY AND CAPITAL RESOURCES

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of November 30,
	2023	2024	2024
	HK$	HK$	US$
Current assets
Cash and cash equivalents	25,296,811	63,535,847	8,166,037
Accounts receivable, net	5,420,540	2,358,162	303,086
Prepayments and other receivables	80,000	1,846,344	237,304
Due from related parties, net	—	1,556,765	200,085
Escrow receivable	—	391,056	50,261
Total current assets	30,797,351	69,688,174	8,956,773

Current liabilities
Accruals and other payables	150,940	1,276,229	164,029
Contract liabilities	1,519,584	128,400	16,503
Bank borrowings	460,502	480,619	61,772
Operating lease liabilities	863,508	293,792	37,760
Due to related parties	7,536,359	—	—
Taxes payables	3,718,174	2,932,183	376,864
Total current liabilities	14,249,067	5,111,223	656,928
Working Capital	16,548,284	64,576,951	8,299,845

Accounts Receivable, net

Our accounts receivable represented receivables from clients of our Financial PR services. We grant 30 days of credit terms to our clients. We issue an invoice to our clients upon achievement of milestone specified in our service agreement or upon completion of the transaction.

Our accounts receivable, net balance decreased by HK$3,062,378, or 56% from HK$5,420,540 as of November 30, 2023 to HK$2,358,162 (US$303,086) as of November 30, 2024. The decrease was mainly affected by provision of allowance of doubtful debts due to lower recovery possibility.

We strictly control outstanding receivables to contain credit risk and an impairment analysis is performed at the end of each year. Following the identification of doubtful debts, we will discuss with the relevant customers and report on their recoverability. Additionally, the Group makes specific bad debt write offs based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. Accounts receivable considered uncollectable are written off against allowances after exhaustive efforts at collection are made. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. Our management closely reviews the accounts receivable balance to detect any known trends or uncertainties proactively, and no trends or uncertainties have been identified that might affect the collectability of our customer receivables balances. During the year ended November 30, 2024, HK$3,890,793 of accounts receivable were recorded provision for allowance for credit loss of accounts receivables, HK$982,061 of accounts receivable have been written off; and during the year ended November 30, 2023, HK$2,154,945 of accounts receivable were made as allowance of doubtful debts.

Prepayments and other receivables

Our prepayments and other receivables mainly represented rental deposit and prepayments for our office premises and other utilities. Our prepayments and other receivables increased by HK$1,766,344, or 2,208%, from HK$80,000 to HK$1,846,344 as of November 30, 2023 and 2024, which was mainly due to the prepayment of a consultancy fee to an external third party.

Accruals and other payables

Our accruals and other payables represented accrued operating expenses. Our accruals and other payables increased by HK$1,125,289, or 746% from HK$150,940 as of November 30, 2023 to HK$1,276,229 (US$164,029) as of November 30, 2024. The increase was mainly due to provision for audit fees and receive an listing ceremony deposit which was paid by the client and will be repaid to the client after completion of listing ceremony.

Contract liabilities

Our contract liabilities represented the upfront payments received from our clients upon signing of the contract for our clients. These payments are non-refundable and are recognized as revenue when our performance obligation is satisfied. Our contract liabilities decreased by HK$1,391,183, or 92% from HK$1,519,584 as of November 30, 2023 to HK$128,400 (US$16,503) as of November 30, 2024. The decrease was mainly due to the amount of advance from customers is recognized as revenue during the year when our performance obligation is satisfied.

Operating lease liabilities

Our operating lease liabilities represented the current portion of the operating lease of our Hong Kong office. Our operating lease liabilities decreased by HK$569,716, or 66% from HK$863,508 as of November 30, 2023 to HK$293,792 (US$37,760) as of November 30, 2024 which was mainly due to regular amortization of our new office premises.

Contractual obligations

The following tables summarized the contractual obligations of the Company as of November 30, 2024:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	HK$	HK$	HK$	HK$	HK$
Contractual Obligations:
Bank borrowings	480,619	1,015,426	997,402	—	2,493,447
Operating lease obligation	293,792	—	—	—	293,792
Total contractual obligation	774,411	1,015,426	997,402	—	2,787,239

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Bank borrowings	61,772	130,509	128,193	—	320,474
Operating lease obligation	37,760	—	—	—	37,760
Total contractual obligation	99,532	130,509	128,193	—	358,234

As of November 30, 2024, we did not have any capital expenditure commitment.

CASH FLOWS

Our use of cash primarily related to operating activities, capital expenditure and payment of dividends. We have historically financed our operations primarily through our cash flow generated from our operations. The following table sets forth a summary of our cash flows information for the years indicated:

	For the Years Ended November 30,
	2022	2023	2024
	HK$	HK$	HK$	US$
Net cash provided by (used in) operating activities	7,066,941	2,728,981	(1,247,966)	(160,396)
Net cash (used in) provided by investing activities	(50,067)	6,560	(9,093,124)	(1,168,707)
Net cash (used in) provided by financing activities	(4,547,805)	7,082,765	48,580,126	6,243,831
NET CHANGE IN CASH AND CASH EQUIVALENTS	2,469,069	9,818,306	38,239,036	4,914,728
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,009,436	15,478,505	25,296,811	3,251,309
CASH AND CASH EQUIVALENTS AT END OF YEAR	15,478,505	25,296,811	63,535,847	8,166,037

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

For the year ended November 30, 2023, we had net cash generated from operating activities of HK$2,728,981, mainly arising from net income of HK$ 4,068,979 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation charge of HK$171,527; (ii) amortization of right-of-use assets of HK$727,315; (iii) deferred offering costs of HK$628,100 for recognizing the listing expenses paid to the previous underwriter; and (iv) interest on lease liabilities of HK$35,832, (v) provision for doubtful accounts HK$2,154,945, due to receivable aging greater than a year being considered as less possibility to recovery (vi) change in deferred income tax HK$355,566. Changes in operating assets and liabilities mainly included: (i) an increase in accounts receivable of HK$4,889,609 as we gained numerous new customers and slight delay in settlement from our customers and few PRC registered clients faced the restrictions on outbound international remittance; (ii) an decrease in accruals and other payables of HK$139,705 mainly due to settlements of accrual reimbursements; (iii) an increase in prepayments and other receivables of HK$148,330; and (iv) decrease in operating lease liabilities of HK$757,329 for our Hong Kong office; partially offset by (i) an increase in contract liabilities of HK$352,747 mainly due to increase in number of customers we serve, and new corporate clients generally paid the services fee in advanced according to contract terms. The amount of contract liability will be recognized as revenue when our performance obligation is satisfied; and (ii) an increase in taxes payable of HK$880,075.

For the year ended November 30, 2024, we had net cash used in operating activities of HK$1,247,966, mainly arising from net loss of HK$425,709 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation charge of HK$6,421; (ii) amortization of right-of-use assets of HK$828,723; (iii) interest on lease liabilities of HK$23,531; (iv) provision for doubtful accounts HK$4,872,854, due to receivable aging greater than a year being considered as less possibility to recovery; and (v) change in deferred income tax HK$804,021. Changes in operating assets and liabilities mainly included: (i) an increase in accounts receivable of HK$1,810,476 as we gained numerous new customers and slight delay in settlement from our customers; (ii) an decrease in contract liabilities of HK$1,391,183 mainly due to the amount of advance from customers is recognized as revenue during the year when our performance obligation is satisfied; (iii) decrease in operating lease liabilities of HK$887,040 for our Hong Kong office; (iv) a decrease in taxes payable of HK$785,991; and (v) an increase in prepayments and other receivables of HK$2,000,364 mainly due to the prepayment of a consultancy fee to an external third party; partially offset by an increase in accruals and other payables of HK$1,125,289 mainly due to provision for audit fees and receive an listing ceremony deposit from a client and will be repaid to the client after completion of listing ceremony.

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

For the year ended November 30, 2024, we had net cash used in investing activities of HK$9,093,124, which primarily consisting of an amount advanced to a director of HK$9,093,124.

Financing activities

Our cash (used in) provided by financing activities was principally for dividend payments and proceeds from bank loan.

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

For the year ended November 30, 2024, we had net cash provided by financing activities of HK$48,580,126, primarily consisting of HK$49,040,843 funds from issuance of ordinary shares and the repayment of bank loan of HK$460,717.

Working Capital Sufficiency

IGL believes that, taking into consideration the financial resources presently available, including the current level of cash and cash flows from operations, its working capital will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this annual report.

CAPITAL EXPENDITURES

Our Group incurred capital expenditures of HK$nil, HK$31,377 and HK$12,129 for the years ended November 30, 2024, 2023 and 2022, respectively. The Group is not anticipated to have any material capital expenditure in the next 12 months.

RELATED PARTY TRANSACTIONS AND BALANCES

As of November 30, 2024, our group made payments on behalf of Ms. Wai Lau, net in HK$9,093,124 (USD$1,168,707), and the amount related to HK$7,536,359 has already been repaid by the company this year; and as of November 30, 2023, our group had funds loaned from Ms. Wai Lau, a director, of HK$6,358,430, and had funds due to Shenzhen Huiyue Technology Co., Ltd, a related party, of HK$1,177,929.

The following table sets forth the breakdown of the balances due from related parties as of the dates indicated:

	Relationship	As of November 30,
	with the Group	2022	2023	2024	2024
		HK$	HK$	HK$	US$
Ms. Wai Lau	Ms. Wai Lau is a director, CEO and Controlling Shareholder of the Company	37,937	—	1,556,765	200,085
Total		37,937	—	1,556,765	200,085

The following table sets forth the breakdown of the balances due to related parties as of the dates indicated:

	Relationship	As of November 30,
	with the Group	2022	2023	2024	2024
		HK$	HK$	HK$	US$
Ms. Wai Lau	Ms. Wai Lau is a director, CEO and Controlling Shareholder of the Company	—	6,358,430	—	—
Shenzhen Huiyue Technology Co., Ltd	An entity wholly owned by Ms. Wai Lau	—	1,177,929	—	—
Total		—	7,536,359	—	—

Balances represented the funds advanced to (loaned from) Ms. Wai Lau and a related company which is wholly owned by Ms. Wai Lau, who is the director, and Controlling Shareholder of the Company. The balance is unsecured and interest-free. The amount due from director of HK$37,937 as of November 30, 2022 has been fully settled in cash in February 2023. The amount due to director of HK$6,358,430 as of November 30, 2023 represented the funds advance from Ms. Wai Lau. This year, the company made payments on behalf of Ms. Wai Lau, net in HK$9,093,124 (USD$1,168,707). The amount related to HK$7,536,359 has already been repaid by the company this year, while the remaining HK$1,556,765 has been fully repaid by Ms. Wai Lau in March 2025, which is used to expand company business. The amount due to Shenzhen Huiyue Technology Co., Ltd of HK$1,177,929 as of November 30, 2023 has been settled in December 2023.

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

Accounts receivable

Accounts receivable mainly represent amounts due from clients for Financial PR services which are recorded net of allowance for the Group’s doubtful accounts. The Group grants 30 days credit terms to the clients. The Group adopt the current expected credit loss model (“CECL model”) to estimate the expected credit losses, which is determined by multiplying the probability of default. In determining the probability of default, the Group mainly considers factors including aging schedule of receivables, migration rate of receivables, assessment of receivables due from specific identifiable counterparties that are considered at risk or uncollectible, current market conditions, as well as reasonable and supportable forecasts of future economic conditions. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for accounts receivables are recorded as general and administrative expenses on the consolidated statements of income. Accounts receivable is written off after all collection efforts have ceased. During the year ended November 30, 2024, HK$3,890,793 of accounts receivable were recorded provision for allowance for credit loss of accounts receivables, HK$982,061 of accounts receivable have been written off, due to lower recovery possibility; and during the year ended November 30, 2023, HK$2,154,945 of accounts receivable made as allowance of doubtful debts, due to lower recovery possibility.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

MANAGEMENT

Directors and Executive Officers(3)	Age	Position
Ms. Wai Lau	32	Executive Director, Chief executive officer and chairlady of the Board
Mr. Law Wing Tak Jack (1)	71	Chief financial officer
Mr. Yao Yao(4)	45	Executive Director
Mr. Jing Yi(4)	37	Non-executive Director
Mr. Leut Ming Gung(2)	34	Independent Director
Ms. Josephine Yan Yeung	43	Independent Director
Mr. Wong Heung Ming Henry(4)	55	Independent Director
Mr. Wong Siu Ki (4)	34	Independent Director

(1)	In April 2024, the Board of Directors of the Company received the resignation of Mr. Man Siu Hin (“Mr. Man”) from his position as Chief Financial Officer of INTJ. In his resignation, Mr. Man stated that he was resigning for personal reasons and not as the result of any dispute or disagreement with INTJ or the Board of Directors. In connection with Mr. Man’s resignation, the Company appointed Mr. Law Wing Tak Jack as the Chief Financial Officer of the Company.

(2)	In April 2024, the Board of Directors of the Company received the resignation of Mr. Kean Tat Che (“Mr. Che”) from his positions as an independent director, the chairman of the nominating and corporate governance committee, and member of the audit committee and compensation committee of INTJ. In his resignation, Mr. Che stated that he was resigning for personal reasons and not as the result of any dispute or disagreement with INTJ or the Board of Directors. In connection with Mr. Che’s resignation, the Company appointed Mr. Mr. Leut Ming Gung as an independent member of the Board, as well as a member of the Audit Committee, member of the Compensation Committee and member of the Nominating and Corporate Governance Committee.

(3)	On December 12, 2024, Mr. Shiu Wing Joseph Chow (“Mr. Chow”) tendered his resignation letter to Board of Directors of the Company to resign as an independent director, and as a member of each of the audit committee, compensation committee and nominating and corporate governance committee of the Company. Mr. Chow advised that his resignation was due to personal reasons and not a result of any dispute or disagreement with the Company or the Board.

(4)	On December 15, 2024, the Board of Directors of the Company appointed, (1) Mr. Yao Yao as an executive Director, (2) Mr. Jing Yi as a non-executive Director, (3) Mr. Wong Heung Ming Henry as an independent Director and a member of each of the Audit Committee and NCG Committee, and (4) Mr. Wong Siu Ki as an independent Director and a member of the Compensation Committee.

Below is a summary of the business experience of each our executive officers and directors:

Ms. Wai Lau (“Ms. Lau”), is an executive director and our chairlady of the board of directors. Ms. Lau is the founder of the IGL, IJL and ITL. She also serves as a director of IJL and ITL. Ms. Lau has approximately eight years of experience in the Financial PR and media industries. Ms. Lau founded IJL in 2016, where she has been responsible for the investor relations and public relations communications of listed companies, with a focus on developing and enforcing corporate crisis management plans for our clients. Since September 2020, Ms. Lau has also served as a licensed representative of Get Nice Financial Group Limited (HKSE: 1469), a company engaged in the provision of services, including but not limited to, securities, futures, and options broking, securities margin financing, and corporate finance services. Prior to that, Ms. Lau also served as a licensed representative of Apollo Capital Management Limited from September 2019 to September 2020 and Capital Focus Asset Management Limited from January 2019 to May 2020, respectively, where she accumulated experience in monitoring the investment and management process of fund investments. From March 2015 to October 2016, Ms. Lau was a program host at Metro Radio in Hong Kong. Ms. Lau holds a bachelor’s degree of arts with major in journalism from Hunan University in June 2014 and holds a master’s degree of arts with major in communication of new media from City University of Hong Kong in June 2015.

Mr. Law Wing Tak Jack (“Mr. Law”), is our chief financial officer. Mr. Law is a highly accomplished professional with a rich educational and professional background. He holds a BA degree in Economic and Accounting from Newcastle University in the U.K. and an MA degree in Philosophy from the Chinese University of Hong Kong. Mr. Law is a fellow member of the Institute of Chartered Accountants in England & Wales and the Hong Kong Institute of Certified Public Accountants. With over 45 years of experience, Mr. Law has excelled in management, accounting, finance, banking, and corporate affairs. He has worked at leading CPA firms in Hong Kong, including two of the Big 4, and held notable positions at HSBC. Throughout his career, he has served as chairman, CEO, CFO, and director in public and private companies across Hong Kong, the U.K., Singapore, the USA, and China. Currently, Mr. Law is a senior director at a prominent U.K.-based firm of chartered accountants. His extensive expertise and dedication to the field of finance and accounting make him a valuable asset.

Mr. Yao Yao (“Mr. Yao”) is an executive director of the Company. Mr. Yao has over 20 years of experience in media sector, of which, over 10 years of experience gained in the financial public relations (“PR”) industry. Mr. Yao is experienced in providing PR strategies to listed companies, media operations and PR event planning. Mr. Yao currently holds several public positions. He is a director of the Hong Kong Qingpu Association, a director of the Hong Kong-Hangzhou Association, and executive vice president and secretary-general of the Shanghai-Hong Kong Cultural Exchange Association. Mr. Yao currently serves as a partner at Intelligent Joy Limited (“IJL”), a wholly owned subsidiary of the Company. Prior to joining Intelligent Joy Limited, My Yao served as the senior vice president at Porda Havas International Finance Communications Group during July 2013 to February 2024. Mr. Yao received a bachelor’s degree in international economics and trade from the Shanghai Jiao Tong University in June 2003.

Mr. Leut Ming Gung (“Mr. Gung”) is our independent director. Mr. Gung has a diverse work experience in the financial industry. From he held the role of Assistant Vice President in the Integrated Sales Department at Guotai Junan Securities International. Subsequently, he transitioned to Huian Fund, where he served as a Senior Manager in the Investment Management Center. Since 2021, he has taken on the role of Chief Executive Officer at Pushu Capital. Mr. Gung holds a bachelor’s degree in engineering from Nanjing University of Science and Technology and a master’s degree in industrial engineering and logistics management from the University of Hong Kong.

Mr. Jing Yi (“Mr. Jing”) is our non-executive director. Mr. Jing has more than 10 years of experience in the financial sector. Mr. Jing is experienced in developing investment strategies for companies in the capital markets. Mr. Jing is the founder and chairman of Hangking Group. He also serves as the chief executive officer and vice chairman of the Hangking Family Office. Hangking Family Office specializes in financial asset management, private equity investments, and secondary market investments. Mr. Jing served as a director partner at Smallville Capital, a China-based family office that specializes in private equity investments. He then co-founded an investment fund registered in Qianhai, China as a founding partner and vice chairman, successfully investing in numerous prominent companies. Mr. Jing received an undergraduate degree in broadcasting and television directing from the Shanghai Theatre Academy in 2011.

Ms. Josephine Yan Yeung (“Ms. Yeung”) is our independent director. Ms. Yeung has over 19 years of experience in auditing, financial management, internal control and corporate governance, and is a practicing certified public accountant in Hong Kong. She has been an independent director of Neo-Concept International Group Holdings Limited, a company listed on NASDAQ (stock code: NCI) since April 2024. From September 2003 to July 2009, Ms. Yeung held various positions in Ernst & Young Hong Kong, where she last served as a manager in the assurance and advisory business services department, specializing in auditing companies listed in Hong Kong. From August 2009 to May 2017, Ms. Yeung worked in Verdant Capital Group Limited, a China focused private investment firm based in Hong Kong with her last position as group finance director. Since May 2017, she has been practicing in Noble Partners CPA Company, a certified public accounting firm in Hong Kong. Ms. Yeung graduated from The Hong Kong University of Science and Technology in November 2003 with a Bachelor of Business Administration in Accounting degree. She was admitted as a member and fellow of the Association of Chartered Certified Accountants in February 2007 and February 2012, respectively. She was admitted as a member and fellow of the Hong Kong Institute of Certified Public Accountants in February 2008 and October 2017, respectively. Ms. Yeung has been serving as a joint company secretary member of Sunlight (1977) Holdings Limited, the shares of which are listed on the HK Stock Exchange (HKSE: 8451), from April 2018 to May 2019. Ms. Yeung has been serving as the company secretary of Tu Yi Holding Company Limited, the shares of which are listed on the HK Stock Exchange (HKSE: 1701) from June 2019 to June 2020.

Mr. Wong Heung Ming Henry (“Mr. H Wong”) is our independent director. Mr. H Wong has over 20 years of experience in advising multinational companies on finance, accounting, internal control, and corporate governance matters. Since August 2024, Mr. Wong has served as an independent director of SAI.TECH Global Corporation (Nasdaq: SAIH). Since April 2023, Mr. Wong has served as the chief financial officer and director of Aimei Health Technology Co., Ltd. (Nasdaq: AFJK). Mr. Wong has also served as an independent director of Nature Wood Group Limited (NWGL) since September 2023, as an independent director of E-Home Household Service Holding Ltd (Nasdaq: EJH) March 2023, as an independent director of Ostin Technology Group Co., Ltd (Nasdaq: OST) since April 2022, as an independent director of Helens International Holdings Company Limited (9869HK) since August 2021, From June 2020 to March 2021, Mr. Wong served as chief financial officer of Meten EdtechX Education Group Ltd. (currently known as BTC Digital Ltd.) (Nasdaq: BTCT). Mr. Wong has served as an independent director of Raffles Interior Ltd. (1376HK) since March 2020, and as the non-executive Chairman of the company since September 23, 2022. Prior to that, Mr. Wong worked for Deloitte Touche Tohmatsu (China) and PricewaterhouseCoopers (China) for an aggregate of more than 11 years. Mr. Wong obtained his Bachelor’s degree in accountancy from the City University of Hong Kong in 1993 and his Master’s degree in electronic commerce from the Open University of Hong Kong in 2003. He is a fellow member of the association of Chartered Certified Accountants and the Hong Kong institute of Certified Public Accountants.

Mr. Wong Siu Ki (“Mr. SK Wong”) is our independent director. Mr. SK Wong is experienced in corporate governance and compliance matters. Since 2018, he has served as the co-founder, advisor and content writer of Fortune Insight, a financial, international, and innovative technology news platform based in Hong Kong. Mr. SK Wong served as an executive director of EJE (Hong Kong) Holdings Limited during December 2015 to December 2018. He also served as a non-executive director of MI MING MART during June 2021 to December 2023. Mr. SK Wong received his bachelor degree in economics from the Chinese University of Hong Kong (“CUHK”) in June 2014. He obtained a master degree in corporate governance and compliance from the Hong Kong Baptist University in June 2019 and an additional master degree in philosophy from CUHK in June 2021.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Board Diversity Matrix
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country
Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

For the year ended November 30, 2024, we paid an aggregate of HK$625,000 (US$80,329) (including salaries, bonus and mandatory provident fund) to our directors. Our Hong Kong subsidiary is required by law to contribute amounts equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

C.	Board Practices

Board of Directors

Our board of directors consists of seven directors, comprising of two executive directors, one non-executive director and four independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this annual report is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our post-offering amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Our directors have a balanced mix of knowledge and skills. We have four independent directors with different industry backgrounds, representing a majority of the members of our board. We will also achieve gender diversity by having one female independent director out of the total of four independent directors, as well as a female executive director, Ms. Lau, being one of the two executive directors. Our board is well balanced and diversified in alignment with the business development and strategy of our Group.

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

Audit Committee

Our audit committee consists of Mr. Gung, Mr. H Wong and Ms. Yeung and is chaired by Ms. Yeung. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Ms. Yeung qualifies as an “audit committee financial expert” under the applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Gung, Mr. SK Wong and Ms. Yeung and is chaired by Mr. SK Wong. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Gung, Mr. H Wong and Ms. Yeung and is chaired by Mr. Gung. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

As of November 30, 2024, we had 22 employees, all of whom were full-time employees, comprising of 4 management personnel, 5 finance and administrative staff, 4 marketing staff and 9 accounting executive staff.

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

The calculations in the table below are based on 13,125,000 Class A Ordinary Shares outstanding as of the date of this annual report.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

Directors and executive officers(1)	Number of Class A Ordinary Shares	Approximate percentage of outstanding Class A Ordinary Shares

Ms. Wai Lau	9,004,500	68.61%
Mr. Law Wing Tak Jack	—	—
Mr. Yao Yao	—	—
Mr. Jing Yi	—	—
Mr. Leut Ming Gung	—	—
Ms. Josephine Yan Yeung
Mr. Wong Heung Ming Henry
Mr. Wong Siu Ki
All directors and executive officers as a group	9,004,500	68.61%
5% principal shareholders:
Ms. Wai Lau	9,004,500	68.61%

(1)	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(2)	Based on 13,125,000 Class A Ordinary Shares outstanding as at the date of this annual report.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this annual report:

As of November 30, 2024, our group made payments on behalf of Ms. Wai Lau, net in HK$9,093,124 (USD$1,168,707), and the amount related to HK$7,536,359 has already been repaid by the company this year; and as of November 30, 2023, our Group had funds loaned from Ms. Wai Lau, a director, of HK$6,358,430, and had funds due to Shenzhen Huiyue Technology Co., Ltd, a related party, of HK$1,177,929.

The following table sets forth the breakdown of the balances due from related parties as of the dates indicated:

	Relationship	As of November 30,
	with the Group	2022	2023	2024	2024
		HK$	HK$	HK$	US$
Ms. Wai Lau	Ms. Wai Lau is a director, CEO and Controlling Shareholder of the Company	37,937	—	1,556,765	200,085
Total		37,937	—	1,556,765	200,085

The following table sets forth the breakdown of the balances due to related parties as of the dates indicated:

	Relationship	As of November 30,
	with the Group	2022	2023	2024	2024
		HK$	HK$	HK$	US$
Ms. Wai Lau	Ms. Wai Lau is a director, CEO and Controlling Shareholder of the Company	—	6,358,430	—	—
Shenzhen Huiyue Technology Co., Ltd	An entity wholly owned by Ms. Wai Lau	—	1,177,929	—	—
Total		—	7,536,359	—	—

Balances represented the funds advanced to (loaned from) Ms. Wai Lau and a related company which is wholly owned by Ms. Wai Lau, who is the director, and Controlling Shareholder of the Company. The balance is unsecured and interest-free. The amount due from director of HK$37,937 as of November 30, 2022 has been fully settled in cash in February 2023. The amount due to director of HK$6,358,430 as of November 30, 2023 represented the funds advance from Ms. Wai Lau. This year, the company made payments on behalf of Ms. Wai Lau, net in HK$9,093,124 (USD$1,168,707). The amount related to HK$7,536,359 has already been repaid by the company this year, while the remaining HK$1,556,765 has been fully repaid by Ms. Wai Lau in March 2025, which is used to expand company business. The amount due to Shenzhen Huiyue Technology Co., Ltd of HK$1,177,929 as of November 30, 2023 has been settled in December 2023.

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

We incorporate by reference into this annual report our memorandum and articles of association, which are filed as Exhibit 3.1 to our Current Report on Form 6-K filed on December 4, 2024.

The following are summaries of the material provisions of our Memorandum and Articles of Association and the BVI Act, insofar as they relate to the material terms of our Ordinary Shares. The forms of our Memorandum and Articles of Association are filed as exhibits to the registration statement of which this annual report forms a part.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. As of November 30, 2024, there were 13,125,000 Class A Ordinary Shares issued and outstanding and 0 Class B Ordinary Shares issued and outstanding.

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

Voting rights

Pursuant to our Memorandum and Articles of Association, each Class A Ordinary Share of our Company confers upon the shareholder of our Company: (a) the right to one vote at a meeting of the Members of the Company or on any Resolution of Members; (b) the right to an equal share in any distribution by way of dividend paid by the Company; and (c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Pursuant to our Memorandum and Articles of Association, each Class B Ordinary Share of our Company confers upon the shareholder of our Company: (a) the right to fifty (50) votes at a meeting of the Members of the Company or on any Resolution of Members; (b) the right to an equal share in any distribution by way of dividend paid by the Company; (c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation; and (d) subject to the Memorandum and Articles of Association, the Conversion Right in respect of each Class B Ordinary Share in the Member's holding.

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

 Transfer of Ordinary Shares

 Subject to the restrictions in our Memorandum and Articles of Association, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of the Ordinary Shares unless the person transferring the Ordinary Shares has failed to pay any amount due in respect of any of those shares; or, in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Shares is to be transferred exceeds four (4).

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes is a summary of the material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not address all aspects of U.S. federal income tax consequences that may be relevant to specific U.S. Holders of our Ordinary Shares in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law such as:

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

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable years. Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and;

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed below under “— Dividends and other distributions” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ordinary shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

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

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange, or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 30%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

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

BVI taxation

A BVI business company is exempt from all provisions of the Income Tax Ordinance of the BVI (including with respect to all dividends, interests, rents, royalties, compensations and other amounts payable by the company to persons who are not resident in the BVI). Capital gains realized with respect to any shares, debt obligations or other securities of the company by persons who are not resident in the BVI are also exempt from all provisions of the Income Tax Ordinance of the BVI.

No estate, inheritance, succession or gift tax is payable with respect to any shares, debt obligations or other securities of a BVI company. There are currently no withholding taxes or exchange control regulations in the BVI applicable to us.

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

Our Group believes that there is no significant credit risk associated with cash and cash equivalents, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (approximately US$102,821) if the bank with which an individual/a company holds its eligible deposit fails. As of November 30, 2024 and 2023, cash and cash equivalents balance of HK$63,535,847 (US$$8,166,037) and HK$25,296,811 (US$3,239,236), respectively, was maintained at financial institutions in Hong Kong and approximately HK$1,097,887 were insured by the Hong Kong Deposit Protection Board as of November 30, 2024.

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

Typically, we ensure that it has sufficient cash on demand to meet expected operational expenses for a period of 180 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

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

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders.

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

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of November 30, 2024, our disclosure controls and procedures were not effective due to the material weakness in our internal control over the financial statement closing process as further described below.

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

As a company with less than US$1.235 billion in revenue for the fiscal year of 2024, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP and SFAI MALAYSIA PLT, our principal external auditors, for the periods indicated.

Marcum Asia CPAs LLP

	For the years ended November 30,
	2024	2023

Audit Fee (1)	$90,000	$125,000
Audit Related service fees (2)	42,857	5,000
	132,857	130,000

SFAI MALAYSIA PLT

	For the years ended November 30,
	2024	2023

Audit Fee (1)	$90,000	$0
Audit Related service fees (2)	8,000	0
	98,000	0

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, and review of the interim financial statements.

(2)	“Audit related service fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit related services, including assistance with, review and consent of documents filed with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by the independent auditors as described above, including audit services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

On March 6, 2025, the Company, upon the approval of the board of directors and the audit committee of the board of directors, dismissed Marcum Asia CPAs LLP (“Marcum Asia”), effective on March 6, 2025.

Marcum Asia’s reports on the Company’s financial statements for the fiscal years ended November 30, 2023 and 2022 did not contain any adverse opinion or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

Furthermore, during the two most recent fiscal years and through the subsequent interim period through March 6, 2025, there were no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F, with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements for such year. In addition, during this time, there were no “reportable events,” as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, except as disclosed under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended November 30, 2023 (“20-F”), as filed with the U.S. Securities and Exchange Commission on March 29, 2024. To address matters under Item 15 of the 20-F, the Company has implemented and will continue to implement certain measures, including hiring additional qualified personnel with appropriate knowledge, establish formal internal control policies, and implement comprehensive IT governance policies and procedures to enhance system controls and security protocols.

The Company provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of Marcum Asia’s letter was filed as Exhibit 16.1 with the current report on Form 6-K on March 12, 2025 and is attached as exhibit 15.1 to this report.

On March 6, 2025, the Company appointed SFAI MALAYSIA PLT (PCAOB ID: 7167) (the “SFAI”) as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended November 30, 2024. The decision to engage SFAI as the Company’s independent registered public accounting firm was approved by the board of directors and the audit committee of the board of directors.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of the SFAI, neither the Company, nor someone on behalf of the Company, has consulted the SFAI regarding any of the matters described in Item 16F(a)(2)(i) and (ii) of Form 20-F. The SFAI is aware of the material weaknesses described above and understands it is a reportable event.

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

We currently follow to follow British Virgin Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Capital Market that listed companies must obtain its shareholders’ approval of certain transactions other than public offerings involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the ordinary shares (Nasdaq rule 5635(d)), and Nasdaq rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporation action or issuance.

Our BVI counsel, Ogier, has provided a letter to NASDAQ certifying that BVI law does not require the Company to follow or comply with the requirements of Rule 5635(d) and Rule 5640, and the Company’s non-compliance with Rule 5635(d) and Rule 5640 will not breach any law, public rule or regulation applicable to the Company in force in BVI at such time.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J INSIDER TRADING POLICIES

We have adopted insider trading policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 11.3 with this annual report.

Item 16K CYBERSECURITY

Not applicable as the Company’s current fiscal year ended November 30, 2024.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The consolidated financial statements of Intelligent Group Limited and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit
1.1	Form of Amended and Restated Memorandum and Articles of Association (incorporated herein by, reference to Exhibit 3.1 to the Form 6-K filed on December 4, 2024 (001-41974))
2.1	Specimen certificate evidencing Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1/A filed on June 30, 2023 (File No. 333-272136)
2.2*	Description of Securities Registered under Section 12 of the Exchange Act
4.1*	Office Lease Contract, by and between Intelligent Joy Limited and Abisco Limited for Tenancy expiring on March 14 2027
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the Form F-1 filed on May 23, 2023 (File No. 333-272136))
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on May 23, 2023 (File No. 333-272136))
11.2*	Insider Trading Policy
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated March 12, 2025 (incorporated herein by reference to Exhibit 16.1 to the Form 6-K filed on March 12, 2025 (File No. 001-41974))
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Form F-20 filed on March 29, 2024 (File No. 001-41974)
101	The following financial information from the Registrant’s annual report on Form 20-F for the year ended November 30, 2024, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Chief Executive Officer

Date: April 14, 2025

INTELLIGENT GROUP LIMITED

SFAI MALAYSIA PLT 202206000021 (LLP0031758-LCA) & AF 002216 Chartered Accountants Level 5, Tower 7, Avenue 5, Bangsar South, No. 8, Jalan Kerinchi, 59200 Kuala Lumpur. Tel: 03- 9779 0559

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

Intelligent Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Intelligent Group Limited and subsidiaries (“the Company”) as of November 30, 2024, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year ended of November 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2024, and the results of its operations and its cash flows for the year ended of November 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U. S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ SFAI MALAYSIA PLT

SFAI Malaysia PLT

We have served as the Company’s auditor since 2025

Malaysia

April 14, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Intelligent Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Intelligent Group Limited (the “Company”) as of November 30, 2023, the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended November 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended November 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We served as the Company’s auditor from 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022) through 2025.

New York, New York

March 29, 2024

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

INTELLIGENT GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2023	2024	2024
	HK$	HK$	US$
ASSETS
Current assets:
Cash and cash equivalents	25,296,811	63,535,847	8,166,037
Accounts receivable, net	5,420,540	2,358,162	303,086
Prepayments and other receivables	80,000	1,846,344	237,304
Due from related parties, net	—	1,556,765	200,085
Escrow receivable	—	391,056	50,261
Total current assets	30,797,351	69,688,174	8,956,773

Non-current assets:
Property and equipment, net	34,748	28,327	3,641
Right-of-use assets	1,181,941	353,218	45,398
Deferred offering costs	1,544,276	—	—
Long term deposit and prepayments	265,980	500,000	64,263
Deferred tax assets	355,566	1,159,587	149,038
Total non-current assets	3,382,511	2,041,132	262,340
Total assets	34,179,862	71,729,306	9,219,113

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	150,940	1,276,229	164,029
Contract liabilities	1,519,584	128,400	16,503
Bank borrowings	460,502	480,619	61,772
Operating lease liabilities	863,508	293,792	37,760
Due to related parties	7,536,359	—	—
Taxes payables	3,718,174	2,932,183	376,864
Total current liabilities	14,249,067	5,111,223	656,928

Other liabilities:
Bank borrowings, net of current portion	2,493,662	2,012,828	258,702
Operating lease liabilities, net of current portion	293,792	—	—
Total other liabilities	2,787,454	2,012,828	258,702
Total liabilities	17,036,521	7,124,051	915,630

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.00001 par value; 500,000,000 shares authorized; 11,250,000 shares issued and outstanding as of November 30, 2023	874	—	—
Class A Ordinary shares, US$0.00001 par value, 450,000,000 shares authorized, and 13,125,000 shares issued and outstanding as of November 30, 2024	—	1,021	131
Class B Ordinary shares, US$0.00001 par value, 50,000,000 shares authorized, and 0 share issued and outstanding as of November 30, 2024*	—	—	—
Additional paid-up capital	2,010,103	49,897,579	6,413,158
Retained earnings	15,132,364	14,706,655	1,890,194
Total shareholders’ equity	17,143,341	64,605,255	8,303,483
Total liabilities and shareholders’ equity	34,179,862	71,729,306	9,219,113

*	Number of shares divided as 450,000,000 Class A ordinary shares with a par value of US$0.00001 per share (the “Class A Ordinary Shares”) and 50,000,000 class B ordinary shares with a par value of US$0.00001 per share (the “Class B Ordinary Shares”), were approved by the board of directors on November 27, 2024. The Company, for good and valuable consideration, planned to repurchase 1,500,000 shares of the Majority Shareholder’s Class A Ordinary Shares and 1,500,000 Class B Ordinary Shares to the Majority Shareholder.

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended November 30,
	2022	2023	2024
	HK$	HK$	HK$	US$
REVENUE	14,331,576	20,539,218	20,286,590	2,607,363

Operating expenses
Direct cost of revenues	2,492,304	4,505,483	7,970,194	1,024,381
Selling expenses	957,546	3,276,562	967,473	124,346
General and administrative expenses	7,073,360	8,623,437	13,875,156	1,783,324
Total operating expenses	10,523,210	16,405,482	22,812,823	2,932,051

Income (loss) from operation	3,808,366	4,133,736	(2,526,233)	(324,688)

OTHER INCOME (EXPENSE)
Financial expense	(97,167)	(108,259)	(101,711)	(13,073)
Other income, net	280,241	574,127	1,526,182	196,155
Total other income, net	183,074	465,868	1,424,471	183,082

INCOME (Loss) BEFORE INCOME TAXES	3,991,440	4,599,604	(1,101,762)	(141,606)
Income tax expenses (benefits)	512,429	530,625	(676,053)	(86,891)

NET INCOME (LOSS)	3,479,011	4,068,979	(425,709)	(54,715)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	11,250,000	11,250,000	12,565,068	12,565,068

EARNINGS PER SHARE
Basic and diluted*	0.31	0.36	(0.03)	(0.00)

*	Basic and diluted earnings per share for the year ended November 30, 2024 is US$(0.00), mainly due to the rounding, but not 0.

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

	Ordinary shares#				Additional
	Ordinary shares		Class A ordinary Shares		Paid-in	Retained
	Shares	Amount	Shares	Amount	capital	earnings	Total
		HK$		HK$	HK$	HK$	HK$
BALANCE, December 1, 2021	11,250,000	874	—	—	2,010,103	22,584,374	24,595,351
Net income	—	—	—	—	—	3,479,011	3,479,011
Dividend distribution	—	—	—	—	—	(15,000,000)	(15,000,000)
BALANCE, November 30, 2022	11,250,000	874	—	—	2,010,103	11,063,385	13,074,362
Net income	—	—	—	—	—	4,068,979	4,068,979
BALANCE, November 30, 2023	11,250,000	874	—	—	2,010,103	15,132,364	17,143,341
Net loss	—	—	—	—	—	(425,709)	(425,709)
Issuance of ordinary shares upon IPO, net	1,875,000	147	—	—	47,887,476	—	47,887,623
Re-designation of ordinary shares into Class A	(13,125,000)	(1,021)	13,125,000	1,021	—	—	—
BALANCE, November 30, 2024	—	—	13,125,000	1,021	49,897,579	14,706,655	64,605,255

		US$		US$	US$	US$	US$
BALANCE, November 30, 2024	—	—	13,125,000	131	6,413,158	1,890,194	8,303,483

*	Number of shares divided as 450,000,000 Class A ordinary shares with a par value of US$0.00001 per share (the “Class A Ordinary Shares”) and 50,000,000 class B ordinary shares with a par value of US$0.00001 per share (the “Class B Ordinary Shares”), were approved by the board of directors on November 27, 2024. The Company, for good and valuable consideration, planned to repurchase 1,500,000 shares of the Majority Shareholder’s Class A Ordinary Shares and 1,500,000 Class B Ordinary Shares to the Majority Shareholder.

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended November 30,
	2022	2023	2024
	HK$	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	3,479,011	4,068,979	(425,709)	(54,715)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	411,742	171,527	6,421	825
Provision for doubtful accounts	540,000	2,154,945	4,872,854	626,291
Amortization of right-of-use asset	480,138	727,315	828,723	106,513
Change in offering cost	—	628,100	—	—
Interest of lease liabilities	14,362	35,832	23,531	3,024
Deferred income tax	—	(355,566)	(804,021)	(103,338)
Change in operating assets and liabilities
Accounts receivable	1,405,370	(4,889,609)	(1,810,476)	(232,694)
Prepayments and other receivables	29,802	(148,330)	(2,000,364)	(257,100)
Accruals and other payables	146,735	(139,705)	1,125,289	144,631
Contract liabilities	878,473	352,747	(1,391,183)	(178,804)
Operating lease liabilities	(516,001)	(757,329)	(887,040)	(114,008)
Taxes payables	197,309	880,075	(785,991)	(101,021)
Net cash provided by (used in) operating activities	7,066,941	2,728,981	(1,247,966)	(160,396)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of office equipment	(12,129)	(31,377)	—	—
Payments of amount due from a director, net	(37,938)	37,938	(9,093,124)	(1,168,707)

Net cash (used in) provided by investing activities	(50,067)	6,560	(9,093,124)	(1,168,707)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend distribution	(2,300,186)	—	—	—
Payments of offering costs	(2,172,377)	—	—	—
Proceeds of amount due to a director	—	6,358,430	—	—
Proceeds of amount due to related parties	—	1,177,928	—	—
Net proceeds from issuance of ordinary shares - IPO	—	—	49,040,843	6,303,045
Repayment of bank borrowings	(75,242)	(453,593)	(460,717)	(59,214)

Net cash (used in) provided by financing activities	(4,547,805)	7,082,765	48,580,126	6,243,831

NET CHANGE IN CASH AND CASH EQUIVALENTS	2,469,069	9,818,306	38,239,036	4,914,728
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,009,436	15,478,505	25,296,811	3,251,309

CASH AND CASH EQUIVALENTS AT END OF YEAR	15,478,505	25,296,811	63,535,847	8,166,037

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	315,120	6,115	1,021,829	131,332
Cash received from tax refund	—	—	107,872	13,864
Cash paid for interest	97,167	108,259	101,711	13,073

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Termination of operating lease right-of-use assets and operating lease liabilities	—	128,418	—	—
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	1,750,851	—	—
Deferred IPO cost recognized as additional paid-in capital	—	—	1,544,276	198,480
Proceeds deposited into escrow account	—	—	391,056	50,261
Dividend payable offset against amount due from director and related parties	12,699,814	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS OVERVIEW

Company Overview

Intelligent Group Limited (“IGL” or the “Company”) is a company with limited liability incorporated in the British Virgin Islands on July 5, 2018. The Company’s registered office is located at the office of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Island and its principal place of business is situated at Unit 2803, Level 28, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong. The office place tenancy agreement expired in March 2025, and moved to Unit 1203C, Level 12, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong.

The Company through its subsidiaries (collectively referred to as the “Group”) principally engage in the providing financial public relations (“Financial PR”) services in Hong Kong.

During the years ended November 30, 2024, 2023 and 2022, the Company has direct interests in the following subsidiaries:

Name	Place and date of formation	Issued ordinary share capital	Ownership	Principal activity
Intelligent Joy Limited (“IJL”)	Hong Kong, October 24, 2016	HK$2,010,003	100% owned by IGL	Financial PR services
Intelligent Tech Limited (“ITL”)	Hong Kong, June 16, 2018	HK$100	100% owned by IGL	Financial PR services

Consummation of IPO

On March 20, 2024, the Company completed its initial public offering (the “IPO”) on the NASDAQ. In the offering, 1,875,000 ordinary shares were issued and sold to the public at a price of US$4 per share. The net proceeds to the Company from the IPO, after deducting accrued and paid commissions and offering expenses, were approximately US$6,303,045 (HKD 49.04 million), the detailed breakdown is as follows:

Proceeds from Offering:	USD
Gross proceeds from the Offering ( 1,875,000 ordinary shares at $4.00 per share )	7,500,000
Total Gross Proceeds	7,500,000

Compensation and Deduction from Gross Proceeds
Underwriting discount (7% of gross proceeds)	525,000
Non-accountable expenses (1% of gross proceeds)	75,000
Reimburse expenses paid on Issuers behalf	30,000
Clearing and other related expenses	35,000
Accountable Expenses ($200,000 maximum of which $15,000 has been paid. Also includes $105,000 to Haneberg Hurlbert PLC)	185,000
Remaining Due Diligence Fee (a total of $75,000, of which $40,000 has been paid)	35,000
Legal Fees - Loeb & Loeb	200,000
NASDAQ, INC. - Professional services fee - $45,000	45,000
Nasdaq Fee $49,652	49,652
Total Deductions	1,179,652

Foreign exchange gain (loss)	(17,303)
Net Proceeds	6,303,045

Reclassification of Class A and Class B ordinary Shares

On November 27, 2024, the shareholders of the Company passed a resolution to reclassify 1,500,000 ordinary shares held by Ms. Wai Lau (the “Majority Shareholder”) into Class B ordinary shares, with remaining ordinary shares as Class A ordinary shares. All of the Class B shareholders are controlled by Ms. Wai Lau, the founder and Chief Executive Officer of the Company.

Each of the Class A ordinary shares and Class B ordinary shares has the right to an equal share in any dividend paid by the Company and the right to an equal share in the distribution of the surplus assets of the Company. However, each Class A ordinary share has the right to one vote on any resolution, and each Class B ordinary share has the right to fifty (50) votes on any resolutions.

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

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended November 30, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7805, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for credit losses. Actual results may differ from these estimates.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of November 30, 2024 and 2023, the Group had cash and cash equivalent balance of HK$63,535,847 (US$8,166,037) and HK$25,296,811, respectively. The Group maintains bank accounts in Hong Kong.

Accounts receivable, net

Accounts receivable mainly represent amounts due from clients for Financial PR services which are recorded at the invoiced amount less an allowance for any uncollectible accounts. The Group grants 30 days credit terms to the clients. The allowance for doubtful accounts reflects the Group’s best estimate of expected losses. Before December 1, 2023 the Group determines the allowance for doubtful accounts based on an assessment of historical collection activity, the current business environment and forecasts that may affect the customers’ ability to pay.

On December 1, 2023, the Group adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, replacing the previous incurred loss impairment model, which makes allowances when there is substantial doubt as to the collectability and a loss is determined to be probable. The Group adopt the current expected credit loss model (“CECL model”) to estimate the expected credit losses, which is determined by multiplying the probability of default. In determining the probability of default, the Group mainly considers factors including aging schedule of receivables, migration rate of receivables, assessment of receivables due from specific identifiable counterparties that are considered at risk or uncollectible, current market conditions, as well as reasonable and supportable forecasts of future economic conditions. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for accounts receivables are recorded as general and administrative expenses on the consolidated statements of income. The Group concludes that there is no impact over the initial adoption of CECL model, which should be treated as cumulative-effect adjustment on retained earnings as of November 30, 2023. During the year ended November 30, 2024, HK$3,890,793 of accounts receivable were recorded provision for allowance for credit loss of accounts receivables, HK$982,061 of accounts receivable have been written off; and during the year ended November 30, 2023, HK$2,154,945 of accounts receivable made as allowance of doubtful debts due to lower recovery possibility; and during the year ended November 30, 2022, HK$540,000 of accounts receivable bad debts being written off.

Prepayments and other receivables

Prepayments and other receivables are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of November 30, 2024 and 2023, management believes that the Company’s prepayments and deposits are not impaired.

Escrow receivable

Concurrently with the consummation of IPO, $50,000 from the net proceeds of the offering is deposited into an escrow account for a period of 18 months following the closing date of the IPO, which account is used in the event that the Company has to indemnify the underwriter pursuant to the terms of an underwriting agreement. All funds that are not subject to an indemnification claim will be returned to the Company after the applicable period expires.

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

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Group recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended November 30, 2024, 2023 and 2022, no impairment of long-lived assets was recognized.

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

Lease

The Group is a lessee of non-cancellable operating leases for corporate office premise. The Group applied ASC Topic 842 “Leases” for all periods presented. The Group determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the leases commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Group generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

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

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended November 30, 2024, 2023 and 2022, the Group did not have any impairment loss against its operating lease right-of-use assets.

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

The carrying amounts of cash and cash equivalents, accounts receivable, prepayments, escrow receivable and other receivables, and accruals and other payables approximate their fair values because of their generally short maturities.

Revenue recognition

The Group applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all periods presented.

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

For one-off Financial PR services, the Group generally provide these add-on services as optional purchase to year around customers, the payment will be settled when the services are delivered to customers. One-off PR services provide promised services, such as writing in-depth press release, publish additional writing press, customized live show, and re-post business articles to featured channel. Such add-on service is usually an “optional purchase” separately agreed in the recurring financial PR service agreement, by which the customer has the right to exercise the option to purchase additional services in a separately agreed service price. The option is deemed to be a marketing offer, and not a part of the existing contract. The marketing offer is only accounted for when the customer exercises its option. It’s not a variable consideration. The Group recognizes revenue at the point in time when the service is transferred to the customer.

For projects which are terminated or lapsed at expiry of contracts, the revenue from the upfront fee is recognized at the time of termination or lapse of contracts. Out-of-pocket expenses are incurred during the execution of the projects upon receipt of payment of the client, and are generally excluded from the revenues.

Revenue disaggregated by timing of revenue recognition for the years ended November 30, 2024, 2023 and 2022 is disclosed in the table below:

	For the Year Ended November 30,
	2022	2023	2024
	HK$	HK$	HK$	US$
Over time
Financial PR services	13,248,243	15,427,899	10,432,198	1,340,813
Project-based Financial PR services	1,083,333	2,607,555	7,490,660	962,748
Point in time
One-off Financial PR services	—	2,503,764	2,363,732	303,802
Total Revenue	14,331,576	20,539,218	20,286,590	2,607,363

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at November 30 are as follows:

	For the Year Ended November 30,
	2022	2023	2024
	HK$	HK$	HK$	US$
Amounts expected to be recognized as revenue:
Within one year	3,300,000	3,300,000	—	—
After one year	6,875,000	3,575,000	—	—
Total	10,175,000	6,875,000	—	—

The Group expects to recognize majority of the related revenue as it provides services to its clients, which is expected to occur within three years for the Financial PR services. Due to the termination of the contract this year, there is no remaining performance obligations this year. The Group elected to utilize the optional exemption to exclude from this disclosure the remaining performance obligations that have original expected duration of one year or less.

Other income

Interest income is mainly generated from savings and time deposits and is recognized on an accrual basis using the effective interest method.

Direct cost of revenues

Direct cost of revenues consists of vendor cost, employee compensation, related payroll benefits and the Company’s director remuneration which are attributable to the revenue-generating activities and media and promotion services the Group provides for its clients.

Employee benefits

The principal employee’s retirement scheme is under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Contributions are made by both the employer and the employee at the rate of 5% on the employee’s relevant salary income, subject to a cap of monthly relevant income of HK$30,000 (US$3,856).

During the years ended November 30, 2024, 2023 and 2022, the total amount charged to the consolidated statements of income in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were HK$281,573 (US$36,190), HK$144,264, and HK$121,918 respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. In general, the Inland Revenue Department of Hong Kong has up to 7 years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2017/18 to 2023/24 of the Company’s Hong Kong subsidiaries remain open to examination by the taxing jurisdictions. Penalties and interest incurred related to late payment of income tax are classified as income tax expense in the period incurred.  During the year ended November 30, 2024, the Company paid a late penalty for income tax of HK$8,676 (USD$1,115). The Group does not have any significant unrecognized tax benefits during the years ended November 30, 2024, 2023 and 2022. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

Earnings per Share

The Group computes earnings per Class A and Class B ordinary share in accordance with ASC 260-10 Earnings Per Share: Overall, using the two class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As the liquidation and dividend rights are identical, the net incomes are allocated on a proportionate basis. Basic earnings per share (“EPS”) is measured as net income attributable to ordinary shareholders divided by the weighted average ordinary share outstanding for the period. Diluted EPS is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the period. Potential ordinary shares are excluded in the denominator of the diluted EPS calculation if their effects would be anti-dilutive. For the years ended November 30, 2022, 2023, and 2024, there were no dilutive shares.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets.

The Group believes that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (approximately US$102,821) if the bank with which an individual/a company hold its eligible deposit fails. As of November 30, 2024, cash and cash equivalents balance of HK$63,535,847 (US$8,166,037) was maintained at financial institutions in Hong Kong and approximately HK$1,697,887 were insured by the Hong Kong Deposit Protection Board.

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

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	For the Year Ended November 30,
	2022		2023		2024
	HK$	%	HK$	%	HK$	US$	%
Customer A	3,300,000	23	3,300,000	16	—	—	—
Total	3,300,000	23	3,300,000	16	—	—	—

Details of the customers which accounted for 10% or more of gross accounts receivable are as follows:

	As of November 30,		As of November 30,		As of November 30,
	2023	2023	2024	2024	2024	2024
	HK$		HK$		US$
Customer A	2,900,000	38%	3,725,000	44%	478,761	44%
Total	2,900,000	38%	3,725,000	44%	478,761	44%

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

Typically, we ensure that it has sufficient cash on demand to meet expected operational expenses for a period of 180 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Recent Accounting Pronouncements

New accounting standards which have not yet been adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures, which requires that an entity report segment information in accordance with Topic 280, Segment Reporting. The amendment in the ASU is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures, which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this Update are effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of income and statements of cash flows.

3.	Accounts Receivable, net

The accounts receivable, net, as of November 30, 2023 and 2024, consists of the following:

	As of November 30,
	2023	2024	2024
	HK$	HK$	US$
Accounts receivable	7,575,485	9,385,961	1,206,345
Less: allowance for credit losses	(2,154,945)	(7,027,799)	(903,259)
Accounts receivable, net	5,420,540	2,358,162	303,086

The movements in the allowance for credit losses are as follows:

	As of November 30,
	2023	2024	2024
	HK$	HK$	US$
Balance at beginning of the year	—	2,154,945	276,968
Provision of expected credit losses	2,154,945	3,890,793	500,070
Write-off of accounts receivable	—	982,061	126,221
Balance at end of the year	2,154,945	7,027,799	903,259

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables consist of the following:

	As of November 30,
	2023	2024	2024
	HK$	HK$	US$
Rental deposit	80,000	345,980	44,467
Prepayment of consulting fee	—	1,500,000	192,790
Others	—	364	47
Total	80,000	1,846,344	237,304

Consulting fee is prepaid to a third-party vendor with a two-year period service agreement, mainly for the consultancy on the business development of the Company, advice for other foreign potential markets, and market information.

5.	LONG TERM DEPOSIT AND PREPAYMENT

Long term deposit and prepayment consist of the following:

	As of November 30,
	2023	2024	2024
	HK$	HK$	US$
Rental deposit	265,980	—	—
Prepayment of consulting fee	—	500,000	64,263
Total	265,980	500,000	64,263

Long term deposit is a prepayment of deposit for a time of more than twelve months. The long-term deposit identified for year ended November 30, 2023 was HK$265,980, which transferred into prepayments and other receivables on November 30, 2024.

Consulting fee is prepaid to a third-party vendor with a two-year agreement, mainly for the consultancy on the business development of the Company, advice for other foreign potential markets, and market information.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of November 30,
	2023	2024	2024
	HK$	HK$	US$
Furniture and fixtures	6,968	6,968	896
Office equipment	125,835	125,835	16,173
Motor vehicle	1,181,264	1,181,264	151,824
Total	1,314,067	1,314,067	168,893
Less: Accumulated depreciation	1,279,319	1,285,740	165,252
Net book value	34,748	28,327	3,641

Depreciation expenses recognized for the years ended November 30, 2024, 2023 and 2022 were HK$6,421 (US$825), HK$171,527 and HK$411,742, respectively.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The principal place of business is situated at Unit 2803, Level 28, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong, where the Company sub-lease two office rooms from this space for exclusive use, consisting of approximately 283 square feet and 180 square feet of office space, respectively. The company also has access to shared areas under the sub-lease consisting of a common area, VIP room and reception that consists of approximately 384 square feet, 617 square feet and 945 square feet of office space, respectively. The Company sub-leased this portion of space under one lease which began on February 14, 2023 and terminated on March 31, 2025. Prior to the current lease, the Company’s principal executive office was located at 6/F, Wing On Cheong Building, 5 Wing Lok Street, Sheung Wan, Hong Kong, where the Company leased all of the sixth floor of the building, consisting of approximately 1,530 square feet of office space, respectively. The previous lease had a two-year term ending on June 30, 2023, however the Company terminated the lease early on February 13, 2023 with no penalty charged by the landlord. As of November 30, 2024, the Group subsisted of the following non-cancellable lease contracts.

Description of lease	Lease term
Office at Units 2803, 28th Floor of Admiralty Center Tower 1, No 18 Harcourt Road, Hong Kong	From February 14, 2023 through March 31, 2025

(a) Amounts recognized in the consolidated balance sheet:

	As of November 30,
	2023	2024	2024
	HK$	HK$	US$
Right-of-use assets	1,181,941	353,218	45,398

Operating lease liabilities
Current	863,508	293,792	37,760
Non-current	293,792	—	—
	1,157,300	293,792	37,760

(b) A summary of lease cost recognized in the Group’s consolidated statements of income and supplemental cash flow information related to operating leases is as follows:

	For the Years Ended November 30,
	2022	2023	2024
	HK$	HK$	HK$	US$
Amortization charge of right-of-use assets	480,138	727,315	828,723	106,513
Interest of lease liabilities	14,362	35,832	23,531	3,024
Cash paid for operating leases	516,001	757,329	887,040	114,008
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	1,750,851	—	—
Termination of operating lease right-of-use assets and operating lease liabilities	—	128,418	—	—

(c) The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of November 30, 2024:

	Twelve months ended November 30,
	HK$	US$
2025	295,680	38,003
Total future lease payments	295,680	38,003
Less: imputed interest	(1,888)	(243)
Present value of lease obligation	293,792	37,760

The weighted-average remaining lease terms were 1.3 and 0.3 years as of November 30, 2023 and 2024, respectively. The incremental borrowing rate used to determine the operating lease liability as of November 30, 2023 and 2024 were 3.125% and 3.125%, respectively.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of November 30,
	2023	2024	2024
	HK$	HK$	US$
Accrued staff salaries and reimbursements	88,036	391,636	50,336
Accrued professional fee	6,000	768,489	98,771
Trade creditors	—	59,200	7,608
Other accrued expenses	56,904	56,904	7,314
Total	150,940	1,276,229	164,029

9.	RELATED PARTY TRANSACTIONS AND BALANCES

Fund advance to director and related parties:

	Relationship	As of November 30,
	with the Group	2023	2024	2024
		HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director, CEO and shareholder of the Company	—	1,556,765	200,085
Total		—	1,556,765	200,085

Fund advance from director and related parties:

	Relationship	As of November 30,
	with the Group	2023	2024	2024
		HK$	HK$	US$
Wai Lau	Ms. Wai Lau is a director, CEO and shareholder of the Company	6,358,430	—	—
Shenzhen Huiyue Technology Co., Ltd	An entity wholly owned by Ms. Wai Lau	1,177,929	—	—
Total		7,536,359	—	—

Balances represented the funds advanced to (loaned from) Ms. Wai Lau and a related company which is wholly owned by Ms. Wai Lau, who is the director, and Controlling Shareholder of the Company. The balance is unsecured and interest-free. The amount due to director of HK$6,358,430 as of November 30, 2023 represented the funds advance from Ms. Wai Lau. This year, the company made payments on behalf of Ms. Wai Lau, net in HK$9,093,124 (USD$1,168,707). The amount related to HK$7,536,359 has already been repaid by the company this year, while the remaining HK$1,556,765 has been fully repaid by Ms. Wai Lau in March 2025, which is used to expand company business. The amount due to Shenzhen Huiyue Technology Co., Ltd of HK$1,177,929 as of November 30, 2023 has been settled in December 2023.

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

As of November 30, 2023 and 2024, the contract liabilities were comprised of the following:

	As of November 30,
	2023	2024	2024
	HK$	HK$	US$
Advance from customers	1,519,584	128,400	16,503
Total	1,519,584	128,400	16,503

	As of November 30,
	2023	2024	2024
	HK$	HK$	US$
Balance at beginning of the year ended	1,166,837	1,519,584	195,307
Decrease in contract liabilities as a result of recognizing revenue during the year which was included in the contract liabilities at the beginning of the year	(1,166,837)	(1,519,584)	(195,307)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	1,519,584	128,400	16,503
Total	1,519,584	128,400	16,503

11.	BANK BORROWINGS

	As of November 30,
	2023	2024	2024
	HK$	HK$	US$
Bank loans secured and repayable
Within 12 months	460,502	480,619	61,772
Over 1 year	2,493,663	2,012,828	258,702
Total	2,954,165	2,493,447	320,474

On August 3, 2021, the Group entered into a loan agreement with a financial institution in Hong Kong to borrow HK$3,483,000, which bears annual interest at a floating prime rate of 2.75% and with due date on September 16, 2029. The interest rate increased from 2.75% to 3.625% at the end of November 30, 2023, and further declined to 3.125% at the end of November 30, 2024, mainly due to the lowed interest rates by the Federal Reserve. During the years ended November 30, 2024, 2023 and 2022, the Company repaid HK$460,717 (US$59,214), HK$453,593 and HK$75,242 loan principals.

As of November 30, 2023 and 2024, the banking facilities of the Company were secured by personal guarantee from Ms. Wai Lau, the director, CEO and shareholder of the Company and with the due date same as the loan agreement.

Interest related to the bank loans was HK$101,711 (US$13,073), HK$108,259 and HK$97,167 for the years ended November 30, 2024, 2023 and 2022, respectively.

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

(a)	The components of the income tax provision are as follow:

	For the Year Ended November 30,
	2022	2023	2024
	HK$	HK$	HK$	US$
Current tax	512,429	886,191	127,968	16,447
Deferred tax	—	(355,566)	(804,021)	(103,338)
Total income tax expense (benefits)	512,429	530,625	(676,053)	(86,891)

(b)	The following table reconciles Hong Kong statutory rates to the Group’s effective tax rate:

	For the years ended November 30,
	2022		2023		2024
	Amounts	%	Amounts	%	Amounts		%
	HK$		HK$		HK$	US$
Current tax – Hong Kong profits tax Provision for the year	3,991,440		4,599,604		(1,101,052)	(141,514)
Income tax expense at the statutory rate	(658,589)	16.5	(758,935)	16.5	181,674	23,350	16.5
Effect of preferential tax rate	165,007	(4.1)	164,853	(3.6)	165,000	21,207	15.0
Effect of expenses not deductible for tax	(67,937)	1.7	(28,302)	0.6	(1,060)	(136)	(0.1)
Effect of Permanent difference*	49,090	(1.3)	91,759	(2.0)	330,439	42,470	30.0
Income tax expense (benefits)	(512,429)	12.8	(530,625)	11.5	676,053	86,891	61.4

*	Mainly represents non-taxable income due to governmental grants and other non-taxable interest.

(c)	Deferred tax:

The deferred tax assets which are principally comprised of provision of credit losses. The movement of recognized deferred tax assets were as follows:

	As of November 30,
	2023	2024	2024
Deferred tax assets:	HK$	HK$	US$
Balance, beginning of the year	—	355,566	45,700
Addition	355,566	804,021	103,338
Balance, end of the year	355,566	1,159,587	149,038

As of November 30, 2024 and 2023, the Group had taxes payables of HK$2,932,183 (US$376,864) and HK$3,718,174, respectively.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	OTHER INCOME

	For the Year Ended November 30,
	2022	2023	2024
	HK$	HK$	HK$	US$
Government grant	215,000	—	—	—
Bank interest income	2,446	474,720	1,936,131	11,443
Sundry income	62,795	99,407	89,036	248,845
Exchange gain (or loss)	—	—	(498,985)	(64,133)
Total	280,241	574,127	1,526,182	196,155

Other income mainly represented (i) government grant mainly in relation to the Distance Business Program launched by the Innovation and Technology Commission under the Anti-Epidemic Fund set up by the Hong Kong Government to support enterprises to adopt IT solutions to continue the business and service during the epidemic, (ii) bank interest income arisen from the fixed term deposit, (iii) sundry income, and (iv) exchange gain (or loss) from foreign currency.

14.	ORDINARY SHARES

The Company was established under the laws of British Virgin Islands on July 5, 2018. The authorized number of Ordinary Shares was 50,000 shares with a par value of US$1.0.

On November 6, 2021, the shareholders of the Company resolved to create an additional 500,000,000 of the authorized Ordinary Shares with a par value of US$0.00001 (the “Increase in Share Capital”). Following the Increase in Share Capital, on November 7, 2021, the Company newly issued 11,250,000 Ordinary Shares with a par value of US$0.00001 (the “Shares Issued”). Following the Shares Issued, the Company repurchased and cancelled 50,000 of the outstanding Ordinary Shares with a par value of US$1.0 issued and outstanding as of November 30, 2020.

On March 7, 2022, the Company’s board of directors approved and declared a dividend of HK$15,000,000 payable to its shareholders, of which HK$12,699,814 was offset against the amount due from director and related party as of November 30, 2021 and the remaining HK$2,300,186 was paid in cash on March 16, 2022. The dividend per share was HK$1.33.

On March 20, 2024, the Company completed its initial public offering (the “IPO”) on the NASDAQ. In the offering, 1,875,000 ordinary shares were issued and sold to the public at a price of US$4 per share. The net proceeds to the Company from the IPO, after deducting the accrued and paid commissions and offering expenses, were approximately US$6,303,045 (HKD 49.04 million).

On November 27, 2024, the shareholders of the Company passed a resolution to reclassify 1,500,000 ordinary shares held by Ms. Wai Lau (the “Majority Shareholder”) into Class B ordinary shares, with remaining ordinary shares as Class A ordinary shares. All of the Class B shareholders are controlled by Ms. Wai Lau, the founder and Chief Executive Officer of the Company.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	ORDINARY SHARES (cont.)

Each of the Class A ordinary shares and Class B ordinary shares has the right to an equal share in any dividend paid by the Company and the right to an equal share in the distribution of the surplus assets of the Company. However, each Class A ordinary share has the right to one vote on any resolution, and each Class B ordinary share has the right to fifty (50) votes on any resolutions.

The re-designation of its ordinary shares of a single class each with a par value of US$0.00001 (issued and unissued) (the “Ordinary Shares”) that all the currently issued 13,125,000 Ordinary Shares be and are re-designated into Class A ordinary shares each with a par value of US$0.00001 with one vote per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class A Ordinary Shares”) on a one-for-one basis, the remaining authorized but unissued Ordinary Shares be and are re-designated into 436,875,000 Class A Ordinary Shares and 50,000,000 Class B ordinary shares each with a par value of US$0.00001 with fifty votes per share (the “Class B Ordinary Shares”) on a one-for-one basis and such that the Company will be authorized to issue a maximum of 500,000,000 shares each with a par value of US$0.00001 divided into 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares. As a result of the issuances and reclassification stated above, the Company had 0 and 450,000,000 authorized Class A ordinary shares, par value of US$0.00001, of which 0 and 13,125,000 Class A ordinary shares were issued and outstanding as of November 30, 2023 and 2024, respectively.

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

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the issuance of the consolidated financial statements, and the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.