Form 20-F/A
period 2024-11-30
Intelligent Group Ltd
filed 2025-08-21
CIK 1916416

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

☐ Yes ☐ No

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Intelligent Group Limited for the fiscal year ended November 30, 2024 (the “Form 20-F”), originally filed with the Securities and Exchange Commission on April 14, 2025 (the “Original Filing”), is being filed solely to include management’s annual report on internal control over financial reporting under Item 15(b) that was inadvertently omitted from the Original Filing.

This Amendment also includes re-executed certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 12.1 and 12.2, dated as of the date of this filing.

This amendment does not reflect events occurring after the date of the Original Filing and does not update or otherwise modify any other disclosures made in the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Our management evaluated the effectiveness of our internal control over financial reporting as of November 30, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has, together with our independent registered accounting firm, identified three material weaknesses. Our management thus concluded that our internal control over financial reporting was not effective as of November 30, 2024.

The three material weaknesses identified related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and (iii) a lack of an effective control framework in place and critical information technology general controls (“ITGC”) have design deficiencies in areas including logical access, privileged access, IT operations and cybersecurity.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of November 30, 2024.

Changes in Internal Control over Financial Reporting

Other than the remediation of material weaknesses as described above, there has been no change in our internal controls over financial reporting.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
101	The following financial information from the Registrant’s annual report on Form 20-F for the year ended November 30, 2024, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Chief Executive Officer

Date: August 21, 2025

4