Form 20-F
period 2025-11-30
Intelligent Group Ltd
filed 2026-03-31
CIK 1916416

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2025

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

Director and Chairlady of the Board

1203C, Level 12, Tower 1, Admiralty Centre, 18 Harcourt Road, Admiralty, Hong Kong
(Address of principal executive offices)

1203C, Level 12, Tower 1,

Admiralty Centre, 18 Harcourt Road,

Admiralty, Hong Kong
(852) 3618 8460

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.0002 per share	INTJ	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of November 30, 2025, there were 1,537,498 Ordinary Shares outstanding, comprised of 1,462,498 Class A Ordinary Shares, par value US$0.0002 per share and 75,000 Class B Ordinary Shares, par value US$0.0002 per share, after retrospective application of the Reverse Share Splits on February 17, 2026.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

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

“Class A Ordinary Shares” are to Class A ordinary Shares of Intelligent Group Limited, par value $0.0002.

“Class B Ordinary Shares” are to Class B ordinary Shares of Intelligent Group Limited, par value $0.0002.

“Class C Ordinary Shares” are to Class C ordinary Shares of Intelligent Group Limited, par value $0.0002.

“Controlling Shareholder” are to Ms. Wai Lau, who is a director, the chairlady of the board, as well as the founder of the Group, and Mr. Huiwu Wang, collectively.

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

“Ordinary Shares” or “Shares” are to our Ordinary Shares, par value $0.0002 per share, or Class A Ordinary Shares and Class B Ordinary Shares, collectively, as context requires.

“PCAOB” are to the U.S. Public Company Accounting Oversight Board.

“PR” are to the public relations industry.

“PRC”, “China” or “Mainland China” are to the People’s Republic of China, including Hong Kong and Macau.

“Reverse Share Split” means the 1-for-20 reverse share split effected by the Company on February 17, 2026.

“Securities Act” are to the U.S. Securities Act of 1933, as amended.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

ii

FORWARD-LOOKING INFORMATION

This annual  report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this annual report are based upon information available to us as of the date of this annual report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

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

Risks Related to Doing Business in Jurisdictions We Operate

Substantially all our operations are in Hong Kong. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be implemented quickly with little advance notice. Therefore, our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

IGL is a holding company registered and incorporated in the British Virgin Islands, and we conduct substantially all of our operations through our operating subsidiaries in Hong Kong, IJL and ITL. We also conduct a small portion of our operations in mainland China through, Shenzhen Huiyue Technology Limited, our PRC subsidiary that is governed by PRC laws and regulations. Our operations are primarily located in Hong Kong and some of our clients are PRC companies. Therefore, we are subject to the laws, regulations and policies of the Hong Kong government as well as the influence of the PRC government. Additionally, the legal and operational risks associated in mainland China also apply to our operations in Hong Kong. As at the date of this annual report, we are not affected by recent statements by the Chinese government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operations, and our Class A Ordinary Shares may decline in value or become worthless. In addition, due to certain long arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risks imposed by the PRC legal and regulatory system are by their very nature uncertain. In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

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

The Chinese government may intervene in or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our ability to conduct our business could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Class A Ordinary Shares could decrease or become worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

The Management understands that as of the date of this annual report, the Group has a minimal portion of operations in China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. Should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt subsequent offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for our subsequent securities offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

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

It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business our operations or subsequent offerings as we do not believe that either IJL or ITL would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) IJL and ITL are organized and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to Hong Kong companies; (ii) save for Shenzhen Huiyue Technology Limited, a wholly owned subsidiary of IJL, IJL and ITL operate without any other subsidiary or VIE structure in Mainland China; (iii) as of the date of this annual report, IJL and ITL have collected and stored personal information of less than 100 PRC individual clients, which is far less than one million users; and (iv) as of the date of this annual report, IJL and ITL have not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures is adopted into law in the future and if IJL or ITL are deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, the operation of our subsidiaries and the listing of our Class A Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review.

As of the date of this annual report, the Company and its subsidiaries IJL and ITL are not required to obtain any permissions or approvals from Hong Kong authorities before issuing our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and its subsidiaries or denied by any relevant authorities. As of the date of this annual report, each of our Hong Kong subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that the Company and its subsidiaries currently have no material operations in the PRC, the Management understands that as of the date of this annual report, the Company is not required to obtain any permissions or approvals from PRC authorities to issue our Class A Ordinary Shares to foreign investors, including the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether out listing is subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that IGL, IJL and ITL are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this annual report. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

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

Although the audit reports included in this annual report is prepared by U.S. auditors who are subject to inspections by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Class A Ordinary Shares may be prohibited under the HFCAA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by the then President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

As auditors of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditors are required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities. Our U.S. auditors have been inspected by the PCAOB on a regular basis. However, if there is significant change to current political arrangements between Mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in PRC and we cannot assure you that our auditors’ work will continue to be able to be inspected by the PCAOB.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditors are not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted.

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

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by the then President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in Mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between Mainland China and Hong Kong, or if any component of our auditor’s work papers become located in Mainland China in the future. Delisting of our Class A Ordinary Shares likely would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend any allegations which could harm our business operations, our reputation and could result in a loss of your investment in our Class A Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

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

Substantially all our business operations were concentrated in the capital markets sector in Hong Kong for the years ended November 30, 2025, 2024 and 2023.  Any material deterioration in the financial and economic conditions of the capital markets in Hong Kong could materially and adversely affect our business and prospects. The Hong Kong Financial PR market is susceptible to changes in the global as well as domestic economic, social and political conditions including, without limitation, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes, the outcome of the Sino-US trade dispute, the U.S. interest rate outlook, social and political unrest in Hong Kong and legal and regulatory changes. When there are unfavorable changes to global or local market conditions, the capital markets in Hong Kong may experience negative fluctuations in its performance. These changes may directly affect the demand for our services, our pricing strategies, the level of our business activities and consequently our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

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

For the years ended November 30, 2025, 2024 and 2023, part of our revenue from the provision of Financial PR services were project-based services.  However, the extent of such project-based services provided, as well as our fee levels, are subject to our clients’ demands. Accordingly, our revenue may vary from period to period depending upon the number, type and fee level of our services. Our future results of operations will depend upon our ability to maintain or increase the number of our clients and projects at acceptable fee levels. In addition, the timing of completion of our projects will affect our cash flows generated from operations, and delays in the completion of our projects may defer payments from our clients, which would adversely affect our cash flows and results of operations. If we are not able to maintain or grow our current fee levels or maintain or increase the number of our clients, both of which are dependent on various factors such as competition and economic conditions, our results of operations may be adversely affected. In these circumstances, our revenue and profitability may fluctuate from year to year and our future financial performance is therefore highly unpredictable.

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

For the years ended November 30, 2025, 2024 and 2023, a large number of our clients were companies to be listed or already listed on the HK Stock Exchange.  Our clients are therefore subject to all applicable laws and regulations relating to the listing of their securities on the HK Stock Exchange, including but not limited to, the Rules Governing the Listing of Securities on the HK Stock Exchange, as amended, supplemented or otherwise modified from time to time. As a result, our results of operations are affected by changes in the regulatory environment in Hong Kong and the PRC, especially the listing rules of the HK Stock Exchange, disclosure obligations of listed companies and restrictions or requirements on Financial PR services providers. Any change in Hong Kong and PRC laws and regulations, such as additional restrictions or requirements on Financial PR services providers, or new regulations that impose new restrictions on the ability of companies to list on the HK Stock Exchange, or the abolishment of or amendment to disclosure requirements imposed on listed companies, may also adversely affect the demand for our services, which may in turn materially and adversely affect our business, financial condition and results of operations.

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

We, our directors and senior management may be subject to litigation, arbitration or other legal proceeding risk.

We, our directors and senior management may, from time to time, be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this annual report, we are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations. Actions brought against us, our directors and senior management may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

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

We may be unable to successfully develop or integrate automation technologies for our virtual Financial PR services, which could harm our growth strategy and competitive position.

As part of our growth strategy, we intend to enhance the automation and establishment of our virtual Financial PR services. Our current plans in this area are preliminary and involve exploring the use of various technologies, which may include rules-based workflow automation tools and third-party data analytics platforms that utilize advanced computational techniques, including subsets of artificial intelligence (“AI”), to improve the efficiency of our routine tasks. However, we have not yet commenced the development of any proprietary AI technologies, nor have we entered into any binding agreements for the integration of such technologies into our service offerings. The implementation of this strategic initiative is subject to numerous risks and uncertainties, including, but not limited to:

●	implementation uncertainty: we may abandon the initiative or fail to develop or integrate suitable technologies due to complexity, cost, or resource constraints.

●	technical failures: automation tools, especially AI-based ones, may malfunction, produce errors, or disrupt services, damaging client trust.

●	third-party dependence: reliance on external providers could expose us to service outages, price hikes, or loss of access.

●	competitive pressure: rivals may deploy superior automation faster, eroding our market share.

●	regulatory/operational risks: automation may trigger data privacy, security, or compliance issues, leading to legal or reputational harm.

There can be no assurance that our efforts to automate our virtual Financial PR services will be successful, or that even if implemented, such technologies will achieve the operational efficiencies or market advantages we envision. The failure to successfully develop or integrate these technologies could result in the loss of our invested resources, a failure to realize anticipated cost savings or revenue enhancements, and a material adverse effect on our business, financial condition, and results of operations.

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

As of December 31, 2025, the total number of listed companies in the HK Stock Exchange was 2,686, compared to 2,631 listed companies as of December 31, 2024. However, the number of newly listed companies for the year ended December 31, 2025 increased to 119 companies as compared to 73 companies for the same period in 2024 (source: https://www.hkex.com.hk/Market-Data/Statistics/Consolidated-Reports/Annual-Market-Statistics?sc_lang=en) mainly as a result of volatility in the performance of the capital markets in Hong Kong. While our operations have not yet been directly affected by supply chain disruptions or inflationary pressures, continued pressure from the economic conditions may disrupt the Hong Kong capital markets in the future and in turn, affect our operations.

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

The imposition of restrictive trade measures or countermeasures, if implemented for any period of time, could have adverse effects on the Company’s operations, and overall financial performance and could have a material adverse effect on the U.S. and/or global economies. Any retaliatory measures by other countries or prolonged trade disputes may further increase regulatory uncertainty. While the Company continues to monitor trade policies and adapt its strategies, any prolonged restrictive trade measures could negatively impact overall market conditions.

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

According to the BVI Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. However, to the extent that cash and/or assets are in Hong Kong or a Hong Kong entity, the funds and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of IGL, IJL or ITL to transfer cash and/or assets. Any limitation on the ability of our Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

We have limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management had not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended November 30, 2025 and 2024, we and our independent registered public accounting firms identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and (iii) a lack of an effective control framework in place and critical information technology general controls (“ITGC”) have design deficiencies in areas including logical access, privileged access, IT operations and cybersecurity.

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

We will be subject to the requirement that management maintain internal controls and perform periodic evaluation of the effectiveness of those internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and in such an event our shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Class A Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Risks Related to our Ordinary Shares

An active trading market for our Class A Ordinary Shares may not be sustained.

Prior to our initial public offering, there has not been a public market for our Class A Ordinary Shares. An active public market for our Class A Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Class A Ordinary Shares will be materially and adversely affected.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of certain publicly traded companies. Broad market and industry factors may significantly affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following any volatility in the price of our Class A Ordinary Shares, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Our Class A Ordinary Shares may be subject to “penny stock” rules in the future. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

Our Class A Ordinary Shares used to, and may in the future trade below $5.00 per share. As a result, our Class A Ordinary Shares would be known as a “penny stock”, which are subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A Ordinary Shares could be considered to be “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A Ordinary Shares, and may negatively affect the ability of holders of our Class A Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to do so.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our Class A Ordinary Shares are listed on Nasdaq, such securities are covered securities. Although the states are pre-empted from regulating the sale of our securities when they are listed on Nasdaq, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities on a case by case basis. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Substantial future sales or perceived sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could cause their market price to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Additionally, if any existing shareholder or shareholders sell a substantial amount of our Class A Ordinary Shares, this, in turn, could have a material adverse effect on their price.

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

Each Class A Ordinary Share and Class B Ordinary Share has one vote and fifty votes, respectively. Our Controlling Shareholder, which holds 100% of our issued and outstanding Class B Ordinary Shares and 29.28% of our issued, owns shares representing approximately 79.14% of the voting power of our outstanding Ordinary Shares. In addition, because of the voting ratios between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares could continue to control a majority of the combined voting power of our Ordinary Shares and therefore control all matters submitted to our shareholders for approval until converted by the holders of our Class B Ordinary Shares. This concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring shareholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Class A Ordinary Shares.

Even if our Controlling Shareholder were to dispose of certain of its Class B such that it would control less than a majority of the voting power of our outstanding Ordinary Shares, it may be able to influence the outcome of corporate actions so long as it retains Class B. During the period of our Controlling Shareholder possessing controlling or significant ownership of our Ordinary Shares, investors may not be able to affect the outcome of our corporate actions.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this annual report, our directors, officers and Controlling Shareholder, collectively hold an aggregate of 29.28% or more of our total issued and outstanding Ordinary Shares. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our Controlling Shareholder owns 29.28% of our total issued and outstanding Ordinary Shares, representing 79.14% of the total voting power. Our Controlling Shareholder will have the ability to control the outcome of certain matters submitted to shareholders for approval through her controlling ownership of the company, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions.

The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

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

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases. Under BVI law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the value of assets of our Company will not be less than the sum of our total liabilities.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline.

If a trading market for our Class A Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Ordinary Shares will have had relatively little experience with us and possibly with our industry as well, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event that we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Share price, our Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

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

There is uncertainty as to whether the BVI courts would (i) recognize or enforce judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws where that liability is in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company or (ii) impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the BVI Act and the common law of the BVI. The rights of shareholders to take legal action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors and officers under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the English common law and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are largely codified in the BVI Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

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

Under the laws of the British Virgin Islands, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. our memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for business companies is limited.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Ordinary Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. Sarbanes-Oxley, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior May 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

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

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Class A Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Class A Ordinary Shares following our initial public offering. If you purchase our Class A Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the Class A Ordinary Shares.

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

The future sales of Class A Ordinary Shares by existing shareholders, including the sales pursuant to the resale prospectus, may adversely affect the market price of our Class A Ordinary Share.

As a relatively small-capitalization company with relatively small public float we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. The Class A Ordinary Shares registered for resale as part of the resale prospectus, once registered, will constitute a considerable percentage of our public float. Sales of a substantial number of our Class A Ordinary Shares in the public market could occur at any time. The sales of a substantial number of registered shares could result in a significant decline in the public trading price of our Class A Ordinary Shares and could impair our ability to raise capital through the sale or issuance of additional Class A Ordinary Shares. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A Ordinary Shares. Despite such a decline in the public trading price, certain selling shareholders may still experience a positive rate of return on the Class A Ordinary Shares due to the lower price that they purchased the Class A Ordinary Shares compared to other public investors and may be incentivized to sell their Class A Ordinary Shares when others are not.

There can be no assurance we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Class A Ordinary Shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (1) 75% or more of its gross income consists of passive income (including interest income), or (2) 50% or more of the value of its assets (generally determined based on an average of the quarterly values of the assets) is attributable to assets that produce, or are held for the production of, passive income. For purposes of the above calculations, we will be treated as earning our proportionate share of the income of, and owning our proportionate share of the assets of, any other corporation in which we own, directly or indirectly, 25% (by value) of the stock.

Based upon the manner in which we operate our business, the composition and characterization of our income and assets and the value of our assets, we believe that it is reasonable to take a position that we were not classified as a PFIC for our taxable year ended November 30, 2025. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be classified as a PFIC for the current taxable year or future taxable years. The value of our assets for purposes of PFIC determination will generally be determined by reference to the market price of our Class A Ordinary Shares, which could fluctuate significantly. Our market capitalization fluctuated significantly during the taxable year ended November 30, 2025. If our market capitalization does not increase or continues to decline, we may be or become classified as a PFIC for the current or future taxable years. If we are treated as a “controlled foreign corporation” (see “— If a U.S. Holder is treated as owning at least 10% of our Ordinary Shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.” below), the value of the assets owned by our subsidiaries will be determined by reference to the adjusted tax basis of such assets for U.S. federal income tax purposes, which may increase the likelihood that we are a PFIC. Because we do not currently track adjusted tax basis for U.S. federal income tax purposes, we may not be able to determine whether we are a PFIC in future taxable years. In addition, our PFIC status depends on the manner in which we operate our business (and the extent to which our income continues to qualify as active for PFIC purposes). The Internal Revenue Service (the “IRS”) may challenge the composition and characterization of our assets or income, or the valuation of our assets, goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or future taxable years. Because of these uncertainties, there can be no assurance we will not be classified as a PFIC for the current taxable year, or will not be classified as a PFIC in the future taxable years.

If we were a PFIC for any taxable year during which a U.S. Holder (as defined below) owns our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information — Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company.”

If a U.S. Holder is treated as owning at least 10% of our Ordinary Shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder (as defined below in “Item 10. Additional Information — Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders”) is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our Ordinary Shares, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Generally, a non-U.S. corporation is deemed as a controlled foreign corporation if more than 50% of its stock (by voting power or value) is owned (directly, indirectly or constructively) by United States shareholders. We will generally be classified as a controlled foreign corporation if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by United States shareholders. If our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. In addition, we are likely classified as a controlled foreign corporation, in which case a United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder of a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our Class A Ordinary Shares.

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

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

Reclassification of Class A and Class B Ordinary Shares

On November 25, 2024, pursuant to and in accordance with the provisions of British Virgin Islands laws and the then effective memorandum and articles of association of Company, the Board of Directors of the Company approved certain corporate actions (the “Corporate Actions”) as described herein at a meeting of the Board of Directors (the “Meeting”). The majority shareholder of the Company, Ms. Wai Lau (the “Majority Shareholder”) further approved the Corporate Actions by written resolution of the shareholder on that same date.

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

Pursuant to the Board and shareholder resolutions, the Company adopted the following resolutions regarding the Corporate Actions:

1.	The re-designation of its ordinary shares of a single class each with a par value of US$0.00001 (issued and unissued) (the “Ordinary Shares”) that (a) all the currently issued 13,125,000 Ordinary Shares be and are re-designated into Class A ordinary shares each with a par value of US$0.00001 with one (1) vote per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class A Ordinary Shares”) on a one-for-one basis, (b) the remaining authorized but unissued Ordinary Shares be and are re-designated into (i) 436,875,000 Class A Ordinary Shares and (ii) 50,000,000 Class B ordinary shares each with a par value of US$0.00001 with fifty (50) votes per share (the “Class B Ordinary Shares”) on a one-for-one basis and (c) such that the Company will be authorized to issue a maximum of 500,000,000 shares each with a par value of US$0.00001 divided into (i) 450,000,000 Class A Ordinary Shares and (ii) 50,000,000 Class B Ordinary Shares (the “Redesignation”);

2.	Concurrently with the Re-designation, the Company and the majority shareholder approved certain amendments to the Company’s then effective memorandum and articles of association, including (a) amending Clause 5.1 of the memorandum of association of the Company currently in effect to reflect the changes set forth in the Redesignation, and (b) amending and restating its memorandum and articles of association of the Company (the “Amended and Restated M&A”) in substitution for the Company’s currently effective memorandum and articles of association to reflect the Redesignation and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares;

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

On July 18, 2025, Nasdaq formally notified the Company that the prior bid-price deficiency has been cured. The confirmation followed a 10 consecutive business day period commencing July 3, 2025, and ending July 17, 2025, during which the closing bid price of INTJ’s Class A ordinary shares remained at or above US$1.00 per share. Consequently, Nasdaq considers the matter closed and the Company’s listing fully compliant with Rule 5550(a)(2).

On September 23, 2025, we received another letter from Nasdaq notifying the Company that based on the closing bid price of the Company for the period from August 11, 2025 to September 22, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

On March 3, 2026, Nasdaq formally notified the Company that the prior bid-price deficiency has been cured. The confirmation followed a 10 consecutive business day period commencing February 17, 2026, and ending March 2, 2026, during which the closing bid price of INTJ’s Class A Ordinary Shares remained at or above US$1.00 per share. Consequently, Nasdaq considers the matter closed and the Company’s listing fully compliant with Rule 5550(a)(2).

Adoption of 2025 Stock Incentive Plan

On June 12, 2025, the board of directors of the Company approved the adoption of the 2025 Stock Incentive Plan, to attract and retain the best available personnel, to provide additional incentives to employees, directors and consultants and to promote the success of the Company’s business. The maximum aggregate number of Class A ordinary shares issuable pursuant to the 2025 Stock Incentive Plan is 2,625,000. As of the date of this annual report, all such share awards have been granted and vested.

PIPE

On June 17, 2025, we entered into a securities purchase agreement with certain investors, pursuant to which the investors agreed to subscribe, and we agreed to issue and sell an aggregate of 15,000,000 Class A ordinary shares, each with a par value of US$0.00001, through a private investment in public equity (“PIPE”) transaction, at a price of US$0.2615 per Class A ordinary share. Concurrently with the signing of the said securities purchase agreement, we also entered into a registration rights agreement with the investors, pursuant to which we agree to provide certain registration rights with respect to the shares issued and sold.

The PIPE transaction was consummated on July 14, 2025. The Company issued an aggregate of 15,000,000 Class A ordinary shares to the investors. Following this placement, the Company’s total outstanding shares stand at 28,125,000 ordinary Shares, comprising of 26,625,000 Class A ordinary Shares and 1,500,000 Class B ordinary Shares.

Acquisition of LQ Capital Limited

On August 7, 2025, we completed acquisition from our controlling shareholder its entire equity interest in LQ Capital Limited (“LQ Capital”) for total consideration of approximately HK$130,000. LQ Capital holds a money lender’s license issued by the Hong Kong Special Administrative Region. LQ Capital Limited currently is a wholly-owned subsidiary of the Company.

The acquisition is expected to leverage the capital strength and diversified financing channels of the Company to expand LQ Capital’s credit capacity and enhance its lending capabilities. The acquisition has been approved by the Company’s board of directors and audit committee.

Acquisition of Shenzhen Huiyue Technology Limited

On August 21, 2025, we completed acquisition a 40% equity stake from the controlling shareholder and a 60% equity stake from a third party in Shenzhen Huiyue Technology Limited, for a total consideration of HK$1. This acquisition aims to strengthen our mainland China team and expand local business opportunities, leveraging the current strong momentum in the Hong Kong IPO market. The acquisition has been approved by the Company’s board of directors and audit committee.

Reverse Share Split

On January 15, 2026, the Board of Directors of the Company approved a share stock split of all the Company’s issued and unissued shares at an exchange ratio of one (1) share for twenty (20) shares (“Reverse Share Split”).

The Reverse Share Split took effect on February 17, 2026 and the Company’s Class A Ordinary Shares began trading on the Nasdaq on a split-adjusted basis at the opening of market on February 17, 2026.

Following the Reverse Share Split, the Company is authorized to issue a maximum of 25,000,000 shares each with a par value of US$0.0002 divided into (i) 22,500,000 Class A Ordinary Shares each with a par value of US$0.0002 and (ii) 2,500,000 Class B Ordinary Shares each with a par value of US$0.0002.

Increase of Authorized Share Capital and Creation of Class C Ordinary Shares

On March 31, 2026, we held an extraordinary general meeting of shareholders (the “EGM”). The shareholders passed and approved as resolutions of members that:

1.	the Company’s maximum number of authorized shares be increased and a new class C Ordinary Shares each with a par value of US$0.0002 and five hundred (500) votes per share at a meeting of the members of the Company be created such that the Company will be authorized to issue a maximum of 10,000,000,000 shares each with a par value of US$0.0002 divided into (i) 9,800,000,000 Class A Ordinary Shares each with a par value of US$0.0002, (ii) 190,000,000 Class B Ordinary Shares each with a par value of US$0.0002 and (iii) 10,000,000 Class C Ordinary Shares each with a par value of US$0.0002.

2.	the current memorandum and articles of association of the Company be amended and restated by the adoption of the amended and restated memorandum and articles of association, and the amended and restated memorandum and articles of association be adopted as the new memorandum and articles of association of the Company, in substitution for the current memorandum and articles of association, to set out the rights and restrictions of the newly created class C Ordinary Shares.

All shares and per share amounts used elsewhere in this annual report and the consolidated financial statements, where appropriate, have been retroactively restated to reflect the Reverse Share Split. The amended and restated memorandum and articles of association, together with the creation of Class C ordinary shares, will take effect upon completion of the BVI filing, which is currently in process as of the date of this Report.

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

We have a strong client base

We serve a diverse and solid base of clients. We believe that our market reputation and our clients’ confidence in our services are indispensable to our continued success. Our major clients are mainly listing applicants and listed companies in Hong Kong, as well as private companies, investors and international investment banks. Since our establishment in 2016, we have been engaged by 196 clients, among which 109 are listing applicants or listed companies on the HK Stock Exchange. The number of clients who are listed companies on the HK Stock Exchange increased from 36 companies for the year ended November 30, 2023 to 41 and 49 companies for the year ended November 30, 2024 and 2025, respectively.

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

Our top five clients accounted for approximately 25.39%, 30.15% and 39.8% of our revenue for the years ended November 30, 2025, 2024 and 2023, respectively.

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

Employees

As of November 30, 2025, we had 22 employees, all of whom were full-time employees, comprising of 4 management personnel, 5 finance and administrative staff, 4 marketing staff and 9 accounting executive staff.

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

Measures for Cybersecurity Review (PRC)

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Also, on July 10, 2021, the CAC issued the Revised Draft of the Measures for Cybersecurity Review for public comment, which requires that, in addition to “operators of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. See “Recent Regulatory Developments in the PRC” on page 4 of this annual report for more information on the CAC and the Revised Draft.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report:

Subsidiary Name	Background	Ownership
Intelligent Joy Limited	— A Hong Kong company — Formed on October 24, 2016 — Provision of Financial PR services	100% owned by IGL
Intelligent Tech Limited	— A Hong Kong company — Formed on June 16, 2018 — Provision of Financial PR services	100% owned by IGL
LQ Capital Limited	— A Hong Kong company — Formed on March 2, 2020 — Holder of a money lender’s license	100% owned by IGL
Shenzhen Huiyue Technology Limited	— A PRC company — Formed on March 30, 2018 — Provision of Financial PR services and support	100% owned by IJL

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because, as of the date of this annual report, our Controlling Shareholder owns 25.66% and 100% of our total issued and outstanding Class A Ordinary Shares, Class B Ordinary Shares, respectively, representing approximately 79.14% of the total voting power. Our Controlling Shareholder will have the ability to control the outcome of certain matters submitted to shareholders for approval through her controlling ownership of the company, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions.

D. Property Plant and Equipment

During the years ended November 30, 2023, 2024 and 2025, we leased the following properties to support our business activities and operations:

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

As of December 31, 2025, the number of companies listed on The Stock Exchange of Hong Kong Limited remained broadly stable compared to prior years, while the pace of new listings continued to be affected by market sentiment, regulatory developments and macroeconomic conditions. During 2025, capital market activities in Hong Kong showed periods of improvement, supported in part by policy measures aimed at enhancing market liquidity and investor confidence. However, overall market conditions remained subject to volatility, and certain issuers continued to adopt a cautious approach toward capital market transactions.

Although our business has not been materially impacted by supply chain disruptions or inflationary pressures to date, ongoing economic uncertainties, including fluctuations in interest rates and changes in global financial conditions, may continue to affect capital market activities in Hong Kong and, in turn, demand for our services.

In addition, geopolitical tensions, including the ongoing conflict between Russia and Ukraine and related sanctions imposed by various governments, as well as other regional and global geopolitical developments, continue to contribute to uncertainty in the global economy and financial markets. While we do not have direct operations or exposure in the affected regions, such geopolitical events and their potential escalation may adversely affect global and regional market sentiment, including that of the Hong Kong capital markets, and could have a negative impact on our business, financial condition and results of operations. The extent and duration of these effects remain uncertain and difficult to predict.

See the risk factor “A severe or prolonged downturn in the global economy, whether caused by economic or political instability, could materially and adversely affect our business and results of operations.” for more details.

Our ability to manage our staff costs

Our results of operations have been, and will continue to be, affected by our ability to improve our operating efficiency, especially staff costs are the largest costs. We incur in our business operations and our ability to manage our staff costs affects our results of operations. Our staff costs amounted to HK$3,387,808 (US$435,060), HK$5,767,541 and HK$3,160,163 for the years ended November 30, 2025, 2024 and 2023, respectively. Our staff costs consist primarily of salaries, bonuses and mandatory provident fund contribution. Any upward changes in our staff costs that are not in proportion to an increase in our revenues would impact our results of operations negatively.

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

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated statements of operations for the years ended November 30, 2025, 2024 and 2023.

	For the Years Ended November 30,
	2023	2024	2025
	HK$	HK$	HK$	US$
REVENUE	20,539,218	20,286,590	18,481,149	2,373,334
Operating expenses
Direct cost of revenues	4,505,483	7,970,194	6,688,156	858,887
Selling expenses	3,276,562	967,473	1,590,959	204,310
General and administrative expenses	8,623,437	13,875,156	30,198,088	3,878,013
Income (loss) from operation	4,133,736	(2,526,233)	(19,996,053)	(2,567,876)
Financial expense	(108,259)	(101,711)	(70,929)	(9,109)
Other income, nets	574,127	1,526,182	1,381,817	177,452
INCOME (LOSS) BEFORE INCOME TAXES	4,599,604	(1,101,762)	(18,685,165)	(2,399,533)
Income tax expenses(benefits)	530,625	(676,053)	(509,590)	(65,441)
NET INCOME (LOSS)	4,068,979	(425,709)	(18,175,575)	(2,334,092)

Comparison of Years Ended November 30, 2025, 2024 and 2023

Revenue

	For the Years Ended November 30,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$	%
Revenues:
Financial PR Services	15,427,899	75	10,432,198	51	10,543,318	1,353,964	57
Project-based PR Services	2,607,555	13	7,490,660	37	5,794,221	744,089	31
One-off PR Services	2,503,764	12	2,363,732	12	2,143,610	275,281	12
Total Revenues	20,539,218	100	20,286,590	100	18,481,149	2,373,334	100

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

For the years ended November 30, 2025, 2024 and 2023, Financial PR services revenue remained a significant source of our revenues, representing approximately 57%, 51% and 75% of our total revenues, respectively.

Financial PR services revenue decreased by HK$4,995,701, or approximately 32%, from HK$15,427,899 for the year ended November 30, 2023 to HK$10,432,198 for the year ended November 30, 2024, primarily due to certain clients adjusting their strategic positioning and cancelling or postponing their plans to pursue initial public offerings in Hong Kong and overseas. As a result, the Company was no longer required to provide ongoing Financial PR services to such clients, leading to a decline in revenue from this business line.

Financial PR services revenue slightly increased by HK$111,121, or approximately 1%, from HK$10,432,198 for the year ended November 30, 2024 to HK$10,543,319 (US$1,353,964) for the year ended November 30, 2025. The increase was primarily attributable to a stabilization in demand for ongoing Financial PR services and continued contributions from existing clients during the year.

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

Project-based Financial PR services revenue increased by HK$4,883,105, or approximately 187%, from HK$2,607,555 for the year ended November 30, 2023 to HK$7,490,660 for the year ended November 30, 2024. The increase was primarily attributable to a higher level of project-based activities, including roadshow services, exhibition services and listing ceremonies provided to clients seeking listings on The Stock Exchange of Hong Kong Limited.

Project-based Financial PR services revenue decreased by HK$1,696,439, or approximately 23%, from HK$7,490,660 for the year ended November 30, 2024 to HK$5,794,221 (US$744,089) for the year ended November 30, 2025. The decrease was mainly due to a reduction in the number and scale of project-based engagements during the year, as certain clients adjusted the timing of their capital market activities amid continued market uncertainties.

One-off Financial PR services. One-off PR services are provided as add-on services to our recurring Financial PR services customers. Such services are typically offered as optional purchases separately agreed under the recurring Financial PR services agreements, pursuant to which customers may elect to purchase additional services at separately agreed service prices. One-off PR services mainly include writing press releases, arranging media interviews and re-posting business-related articles. Revenue from One-off PR services is recognized at a point in time when the related services are transferred to the customer.

One-off PR services revenue decreased by HK$140,032, or approximately 6%, from HK$2,503,764 for the year ended November 30, 2023 to HK$2,363,732 for the year ended November 30, 2024, and further decreased by HK$220,122, or approximately 9%, to HK$2,143,610 for the year ended November 30, 2025. The decreases were primarily attributable to a lower level of demand for optional add-on PR services during the respective years, as certain clients reduced discretionary marketing and public relations spending amid ongoing market uncertainties.

One-off PR services revenue amounted to HK$2,503,764 for the year ended November 30, 2023, HK$2,363,732 for the year ended November 30, 2024, and HK$2,143,610 (US$275,281) for the year ended November 30, 2025.

Direct cost of revenues

Direct cost of revenues included employee compensation, related employee benefits and director’s remuneration. The direct cost of revenues also included media and promotion services provided for our clients.

Direct cost of revenues decreased by HK$1,282,038, or 16.08%, from HK$7,970,194 for the year ended November 30, 2024 to HK$6,688,155 (US$858,887) for the year ended November 30, 2025. The decrease was primarily attributable to significant reductions in article writing and content creation costs, advertising expenses, freelancer services, and third-party payments made on behalf of the Company, which were partially offset by increases in staff salaries and commission expenses.

Direct cost of revenues increased by HK$3,464,711, or 76.90%, from HK$4,505,483 for the year ended November 30, 2023 to HK$7,970,194 for the year ended November 30, 2024, mainly due to the increase in staff costs, employee compensation and supplier procurement costs for various activities undertaken.

Selling expenses

The following table sets forth the breakdown of our selling expenses for the years indicated:

	For the Year Ended November 30,
	2023	2024	2025
	HK$	HK$	HK$	US$
Entertainment expense	2,680,360	785,555	1,356,478	174,198
Referral fee	290,000	120,000	219,239	28,154
Advertisement expense	80,785	—	15,242	1,957
Others	225,417	61,918	—	—
Total Selling expenses	3,276,562	967,473	1,590,959	204,310

Our selling expenses mainly consisted of entertainment expenses, referral fees, advertisement expenses and other selling-related expenses. Our total selling expenses amounted to HK$1,590,959 (US$204,310), HK$967,473, and HK$3,276,562 for the years ended November 30, 2025, 2024 and 2023, respectively.

Entertainment expense. Our entertainment expense increased by HK$570,923, or approximately 73%, from HK$785,555 for the year ended November 30, 2024 to HK$1,356,478 (US$174,198) for the year ended November 30, 2025, mainly due to increased business development and client engagement activities as market conditions showed signs of stabilization.

The entertainment expense decreased by HK$1,894,805, or approximately 71%, from HK$2,680,360 for the year ended November 30, 2023 to HK$785,555 for the year ended November 30, 2024, primarily attributable to a lower level of capital market activities and reduced client-related entertainment activities during the year.

Referral fee. Our Referral fees increased by HK$99,239, or approximately 83%, from HK$120,000 for the year ended November 30, 2024 to HK$219,239 (US$28,154) for the year ended November 30, 2025, mainly attributable to an increase in referrals in connection with new client acquisition activities.

Referral fees decreased by HK$170,000, or approximately 59%, from HK$290,000 for the year ended November 30, 2023 to HK$120,000 for the year ended November 30, 2024, primarily due to a decrease in business activities during the year.

Advertisement expense. Advertisement expense amounted to HK$15,242 (US$1,957) for the year ended November 30, 2025, compared to nil for the year ended November 30, 2024 and HK$80,785 for the year ended November 30, 2023.

The absence of advertisement expense in 2024 was primarily due to the Company’s reliance on its established market reputation and client referrals rather than paid advertising. The increase in 2025 reflected selective advertising activities undertaken during the year.

Others. Other selling expenses mainly represented travelling expenses and internet maintenance costs. Other expenses amounted to nil, HK$61,918, and HK$225,417 for the years ended November 30, 2025, 2024 and 2023, respectively.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the years indicated:

	For the Years Ended November 30,
	2023	2024	2025
	HK$	HK$	HK$	US$
Staff costs	1,506,800	3,322,707	3,387,808	435,060
IT expenses	66,923	29,065	3,890	500
Professional and consultancy fee	2,628,447	3,786,262	3,334,221	428,178
Rent and rates	772,529	869,720	936,161	120,221
Depreciation	171,527	6,421	8,701	1,117
Office expenses	1,059,942	245,772	81,429	10,457
Provision for doubtful accounts	2,154,945	4,872,854	1,200,187	154,127
Insurance	41,540	450,719	443,076	56,899
Share base compensation expense	—	—	18,706,734	2,402,303
Others	220,784	291,636	2,095,881	269,151
Total Administrative expense	8,623,437	13,875,156	30,198,088	3,878,013

Our administrative expenses mainly consisted of staff costs, IT expenses, professional and consultancy fees, rent and rates, depreciation, office expenses, provision for doubtful accounts, share-based compensation expense and other administrative expenses. Our total administrative expenses amounted to HK$30,198,088 (US$3,878,013), HK$13,875,156, and HK$8,623,437 for the years ended November 30, 2025, 2024 and 2023, respectively.

Administrative expenses increased significantly by HK$16,232,233, or approximately 117%, from HK$13,875,156 for the year ended November 30, 2024 to HK$30,198,088 (US$3,878,013) for the year ended November 30, 2025, primarily attributable to the recognition of share-based compensation expense in connection with the adoption of the Company’s equity incentive plan, as well as increases in staff costs and rent and rates.

Administrative expenses increased by HK$5,251,719, or approximately 61%, from HK$8,623,437 for the year ended November 30, 2023 to HK$13,875,156 for the year ended November 30, 2024, mainly due to a substantial increase in provision for doubtful accounts, higher staff costs and professional and consultancy fees.

Share-Based Compensation Expense. Our Share-based compensation expense amounted to HK$18,706,734 (US$2,402,303) for the year ended November 30, 2025, representing expenses recognized in connection with the adoption of the Company’s equity incentive plan and the grant of share-based awards to employees and consultants during the year. No share-based compensation expense was recognized for the years ended November 30, 2024 and 2023.

Staff Costs. Our Staff costs amounted to HK$3,387,808 (US$435,060), HK$3,322,707, and HK$1,506,800 for the years ended November 30, 2025, 2024 and 2023, respectively. Staff costs increased slightly by HK$65,101, or approximately 2%, from HK$3,322,707 for the year ended November 30, 2024 to HK$3,387,808 (US$435,060) for the year ended November 30, 2025, mainly due to salary adjustments and continued investment in human resources to support business operations. Staff costs increased significantly by HK$1,815,907, or approximately 121%, from HK$1,506,800 for the year ended November 30, 2023 to HK$3,322,707 for the year ended November 30, 2024, primarily due to the appointment of independent executive directors and an increase in headcount to support daily operations.

Professional fee and consultancy fee. Our Professional and consultancy fees amounted to HK$3,334,221 (US$428,178), HK$3,786,262, and HK$2,628,447 for the years ended November 30, 2025, 2024 and 2023, respectively. Professional and consultancy fees decreased by HK$452,041, or approximately 12%, from HK$3,786,262 for the year ended November 30, 2024 to HK$3,334,221 (US$428,178) for the year ended November 30, 2025, mainly due to lower consultancy and professional service fees following the completion of major corporate transactions. Professional and consultancy fees increased by HK$1,157,815, or approximately 44%, from HK$2,628,447 for the year ended November 30, 2023 to HK$3,786,262 for the year ended November 30, 2024, mainly attributable to higher audit fees and consultancy expenses incurred in connection with daily operations.

Provision for doubtful accounts. Our provision for doubtful accounts amounted to HK$1,200,187 (US$154,127), HK$4,872,854, and HK$2,154,945 for the years ended November 30, 2025, 2024 and 2023, respectively. Provision for doubtful accounts decreased by HK$3,763,366, or approximately 77%, from HK$4,872,854 for the year ended November 30, 2024 to HK$1,200,187 (US$154,127) for the year ended November 30, 2025, mainly due to improvements in credit risk management and collection efforts. Provision for doubtful accounts increased significantly by HK$2,717,909, from HK$2,154,945 for the year ended November 30, 2023 to HK$4,872,854 for the year ended November 30, 2024, primarily because certain long-outstanding receivables with aging exceeding one year were assessed as having a lower likelihood of recovery.

Rent and rates. Our Rent and rates amounted to HK$936,161 (US$120,221), HK$869,720, and HK$772,529 for the years ended November 30, 2025, 2024 and 2023, respectively. The increase in rent and rates during the years was primarily attributable to the leasing of a larger office premises at a prime location in Hong Kong under a lease agreement entered into in March 2023, as well as a longer rental payment period.

Insurance. Our Insurance expenses amounted to HK$443,076 (US$56,899), HK$450,719, and HK$41,540 for the years ended November 30, 2025, 2024 and 2023, respectively. The significant increase in insurance expenses in 2024 and 2025 was mainly attributable to the procurement of corporate liability insurance coverage.

Office expenses. Our Office expenses amounted to HK$81,429 (US$10,457), HK$245,772, and HK$1,059,942 for the years ended November 30, 2025, 2024 and 2023, respectively. The significant decrease in office expenses from 2023 to subsequent years was mainly due to one-off office setup and consumables costs incurred in 2023 following the relocation to a new office.

Depreciation charge. Our Depreciation expense amounted to HK$8,701 (US$1,117), HK$6,421, and HK$171,527 for the years ended November 30, 2025, 2024 and 2023, respectively. Depreciation expense remained at a relatively low level in 2024 and 2025, as the majority of the Company’s property and equipment had been fully depreciated in prior years.

IT expenses. Our IT expenses decreased to HK$3,890 (US$500) for the year ended November 30, 2025 from HK$29,065 for the year ended November 30, 2024, and HK$66,923 for the year ended November 30, 2023.The decrease in IT expenses over the years was mainly attributable to the completion of the development of the Company’s online platform and website content enhancement in prior years, with subsequent expenses primarily relating to routine IT maintenance.

Others. Other administrative expenses amounted to HK$2,095,882 (US$269,151), HK$291,636, and HK$220,784 for the years ended November 30, 2025, 2024 and 2023, respectively, and mainly represented miscellaneous administrative expenses.

Other income/(expense), net

Our other income mainly represents exchange gain (or loss), bank interest income and bargain purchase gain.

Net other income decreased by HK$144,365, or approximately 9%, from HK$1,526,182 for the year ended November 30, 2024 to HK$1,381,817 for the year ended November 30, 2025. The decrease was primarily attributable to the recognition of exchange loss of HK$550,105 for the year ended November 30, 2025, compared to an exchange loss of HK$498,985 in 2024.

Net other income increased by HK$952,055, or 166%, from HK$574,127 for the year ended November 30, 2023 to HK$1,526,182 (US$196,155) for the year ended November 30, 2024, mainly due to the increase in bank interest income arising from the fixed term deposit during the year ended November 30, 2024.

Bank interest income decreased by HK$218,571, from HK$1,936,131 for the year ended November 30, 2024 to HK$1,717,560 for the year ended November 30, 2025, mainly due to lower average bank deposit balances and changes in interest rates during the year.

The decrease was partially offset by an increase in other gains of HK$205,497, which was primarily attributable to a bargain purchase gain recognized in connection with the acquisition of Shenzhen Huiyue Technology Co., Ltd. during the year ended November 30, 2025.

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

PRC income tax

Our PRC subsidiaries are subject to PRC Enterprise Income Tax (“CIT”) at a statutory rate of 25% on their taxable income. Taxable income is calculated based on accounting profits as adjusted for tax purposes in accordance with the relevant PRC tax laws and regulations.

Our income tax expense (benefit) amounted to a tax benefit of HK$509,590 (US$65,441), a tax benefit of HK$676,053, and an income tax expense of HK$530,625 for the years ended November 30, 2025, 2024 and 2023, respectively. The tax benefits in 2025 and 2024 were primarily attributable to the recognition of deferred tax assets arising from deductible temporary differences, while the income tax expense in 2023 reflected taxable profits generated by the Group’s Hong Kong subsidiaries during the year.

Deferred tax assets amounted to HK$440,388 (US$56,554) as of November 30, 2025, compared to HK$1,159,587 as of November 30, 2024. The increase was mainly attributable to additional deductible temporary differences recognized during the year, primarily relating to provisions for doubtful accounts.

The Group’s effective tax rate for the years ended November 30, 2025, 2024 and 2023 was approximately 2.7%, 61.4%, and 11.5%, respectively. The effective tax rate for 2025 remained low due to the recognition of deferred tax assets and the impact of deductible temporary differences. The effective tax rate in 2024 primarily reflected the tax effect of losses and timing differences recognized during the year, while the effective tax rate in 2023 reflected the impact of the two-tiered profits tax regime and non-deductible expenses.

B. Liquidity and Capital Resources

The following table set forth our current assets and current liabilities as of the dates indicated:

	As of November 30,
	2024	2025	2025
	HK$	HK$	US$
Current assets
Cash and cash equivalents	63,535,847	67,468,223	8,664,212
Accounts receivable, net	2,358,162	2,370,437	304,410
Prepayments and other receivables	1,846,344	2,653,771	340,795
Due from related parties, net	1,556,765	21,264,851	2,730,814
Escrow receivable	391,056	—	—
Total current assets	69,688,174	93,757,282	12,040,231

Current liabilities
Accruals and other payables	1,276,229	899,753	115,546
Contract liabilities	128,400	—	—
Bank borrowings	480,619	501,522	64,405
Operating lease liabilities	293,792	499,296	64,119
Due to related parties	—	—	—
Taxes payables	2,932,183	1,536,569	197,325
Total current liabilities	5,111,223	3,437,140	441,395
Working Capital	64,576,951	90,320,142	11,598,836

Accounts Receivable

Our accounts receivable represent receivables from clients of our Financial PR services. We generally grant 30 days of credit terms to our clients and issue invoices upon the achievement of milestones specified in the service agreements or upon completion of the relevant transactions.

Our accounts receivable balance increased by HK$12,275, or approximately 0.52%, from HK$2,358,162 as of November 30, 2024 to HK$2,370,437 (US$304,410) as of November 30, 2025. The balance remained relatively stable.

We strictly control outstanding receivables to manage credit risk, and an impairment assessment is performed at the end of each reporting period. Following the identification of doubtful debts, we communicate with the relevant customers regarding recoverability. Accounts receivable considered uncollectible are written off against allowances after exhaustive collection efforts. The determination of collectability requires significant judgment by management, which closely monitors receivable balances to identify any known trends or uncertainties. During the years ended November 30, 2025 and 2024, provisions for doubtful accounts amounted to HK$1,200,187 and HK$4,872,854, respectively.

Prepayments and other receivables

Prepayments and deposits mainly represent prepaid operating expenses and rental deposits incurred in the ordinary course of business.

As of November 30, 2025, prepayments and other receivable increased by HK$807,427, from HK$1,846,344 as of November 30, 2024 to HK$2,653,771 (US$340,795). The increase was primarily attributable to additional prepaid building renovation expense of HK$1,080,000,partially offset by the refund of rental deposits of HK$345,980.

Rental deposits of HK$73,771 paid to Shenzhen Bole Factory Business Management Partnership (Limited Partnership) in respect of leased premises.

Amounts Due from Related Parties

Amounts due from related parties increased by HK$19,708,086, from HK$1,556,765 as of November 30, 2024 to HK$21,264,851 (US$2,730,814) as of November 30, 2025. Such balance primarily represented amounts due from Ms Wai Lau, Subsequent to the reporting period, US$2,700,000 has been repaid, equivalent to approximately HK$ 21,025,000.

Accruals and other payables

Our accruals and other payables represent accrued operating expenses and other short-term obligations.

Accruals and other payables decreased by HK$376,476, from HK$1,276,229 as of November 30, 2024 to HK$899,753 (US$115,546) as of November 30, 2025. The decrease was mainly due to the settlement of outstanding professional fees and operating expenses incurred in prior periods.

Contract liabilities

Our contract liabilities represent advance payments received from customers upon signing service contracts. These payments are non-refundable and are recognized as revenue when the related performance obligations are satisfied.

Contract liabilities decreased from HK$128,400 as of November 30, 2024 to nil as of November 30, 2025, primarily because advance payments received in prior periods were recognized as revenue during the year as performance obligations were fulfilled.

Operating lease liabilities

Our operating lease liabilities represent the current portion of lease obligations for our Hong Kong office premises.

Operating lease liabilities increased by HK$205,505, from HK$293,792 as of November 30, 2024 to HK$499,296 (US$64,119) as of November 30, 2025, primarily due to changes in lease payment schedules and the recognition of lease obligations in accordance with the applicable lease terms.

Contractual obligations

The following tables summarized the contractual obligations of the Company as of November 30, 2025:

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	HK$	HK$	HK$	HK$	HK$
Contractual Obligations:
Bank borrowings	501,522	516,776	988,567	—	2,006,865
Operating lease obligation	499,296	167,179			666,475
Total contractual obligation	1,000,818	683,955	988,567	—	2,673,340

	Payments Due by Period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Bank borrowings	64,405	66,364	126,951	—	257,720
Operating lease obligation	64,119	21,469			85,558
Total contractual obligation	128,524	87,833	126,951	—	343,308

As of November 30, 2025, we did not have any capital expenditure commitment.

CASH FLOWS

Our use of cash primarily related to investing activities, net proceeds from issuance of ordinary shares. We have historically financed our operations primarily through our cash flow generated from our operations. The following table sets forth a summary of our cash flows information for the years indicated:

	For the Years Ended November 30,
	2023	2024	2025
	HK$	HK$	HK$	US$
Net cash provided by (used in) operating activities	2,728,981	(1,247,966)	(178,028)	(22,862)
Net cash provided by (used in) investing activities	6,560	(9,093,124)	(20,548,102)	(2,638,770)
Net cash provided by financing activities	7,082,765	48,580,126	24,653,005	3,165,918
EFFECT OF EXCHANGE RATE CHANGES	—	—	5,501	706
NET CHANGE IN CASH AND CASH EQUIVALENTS	9,818,306	38,239,036	3,932,376	504,992
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	15,478,505	25,296,811	63,535,847	8,159,220
CASH AND CASH EQUIVALENTS AT END OF YEAR	25,296,811	63,535,847	67,468,223	8,664,212

Operating activities

Our cash inflows from operating activities were principally from the receipt of revenue. Our cash outflows used in operating activities were principally for payment of staff costs and operating expenses.

For the year ended November 30, 2025, we had net cash used in operating activities of HK$178,028 (US$22,862), mainly arising from net loss of HK$18,175,575 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of: (i) share base compensation expense 18,706,734; (ii) depreciation charge of HK$16,387; (iii) provision for doubtful accounts of HK$1,200,187, due to receivable aging being assessed as having a lower recovery probability; (iv) amortization of right-of-use assets of HK$511,680; (v) interest on lease liabilities of HK$12,384; and (Ⅵ) deferred income tax credit of HK$719,199. Changes in operating assets and liabilities mainly included: (i) an decrease in accounts receivable of HK$1,212,462, primarily due to write off of account receivable deemed uncollectible; (ii) an decrease in deposits and prepayments of HK$807,427, mainly attributable to prepayments made in connection with business expansion and rental deposit; (iii) an increase in escrow receivable of HK$391,056; (iv) an decrease in accruals and other payables of HK$376,476, mainly due to accrued operating expenses; and (v) an increase in operating lease liabilities of HK$360,300; partially offset by a decrease in taxes payable of HK$1,395,614 and a decrease in contract liabilities of HK$128,400 as revenue recognition progressed during the year.

For the year ended November 30, 2024, we had net cash used in operating activities of HK$1,247,966, mainly arising from net loss of HK$425,709 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of: (i) depreciation charge of HK$6,421; (ii) amortization of right-of-use assets of HK$828,723; (iii) interest on lease liabilities of HK$23,531; (iv) provision for doubtful accounts of HK$4,872,854, due to receivable aging being assessed as having a lower recovery probability; and (v) deferred income tax credit of HK$804,021. Changes in operating assets and liabilities mainly included: (i) an increase in accounts receivable of HK$1,810,476; (ii) an increase in prepayments and other receivables of HK$2,000,364, mainly due to prepayment of consultancy fees to external third parties; (iii) a decrease in contract liabilities of HK$1,391,183 as advance payments from customers were recognized as revenue; (iv) a decrease in operating lease liabilities of HK$887,040; and (v) a decrease in taxes payable of HK$785,991; partially offset by an increase in accruals and other payables of HK$1,125,289, mainly due to provisions for audit fees and listing ceremony deposits received from customers.

For the year ended November 30, 2023, we had net cash generated from operating activities of HK$2,728,981, mainly arising from net income of HK$4,068,979 as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of: (i) depreciation charge of HK$171,527; (ii) amortization of right-of-use assets of HK$727,315; (iii) deferred offering costs of HK$628,100; (iv) interest on lease liabilities of HK$35,832; (v) provision for doubtful accounts of HK$2,154,945; and (vi) deferred income tax expense of HK$355,566. Changes in operating assets and liabilities mainly included: (i) an increase in accounts receivable of HK$4,889,609, due to business expansion, slight settlement delays and outbound remittance restrictions faced by certain PRC customers; (ii) an increase in prepayments and other receivables of HK$148,330; and (iii) a decrease in operating lease liabilities of HK$757,329; partially offset by an increase in contract liabilities of HK$352,747 and an increase in taxes payable of HK$880,075.

Investing activities

Our cash (used in) or provided by investing activities was principally related to payments to or receipts from directors and purchases of equipment.

For the year ended November 30, 2025, we had net cash used in investing activities of HK$20,548,102 (US$2,638,770), primarily attributable to balance due from director of HK$19,708,086,and purchases of equipment of HK$840,016.

For the year ended November 30, 2024, we had net cash used in investing activities of HK$9,093,124, primarily consisting of amounts advanced to a director.

For the year ended November 30, 2023, we had net cash provided by investing activities of HK$6,560, primarily consisting of repayment from a director of HK$37,938, partially offset by purchases of equipment of HK$31,377.

Financing activities

Our cash provided by or used in financing activities was principally related to proceeds from issuance of ordinary shares and repayment of bank borrowings.

For the year ended November 30, 2025, we had net cash provided by financing activities of HK$24,653,005 (US$3,165,918), primarily consisting of proceeds from issuance of ordinary shares of HK$25,139,588, partially offset by repayment of bank borrowings of HK$486,583.

For the year ended November 30, 2024, we had net cash provided by financing activities of HK$48,580,126, primarily consisting of proceeds from issuance of ordinary shares of HK$49,040,843, partially offset by repayment of bank borrowings of HK$460,717.

For the year ended November 30, 2023, we had net cash provided by financing activities of HK$7,082,765, primarily consisting of funds from directors of HK$6,358,430, funds from related parties of HK$1,177,928, partially offset by repayment of bank borrowings of HK$453,593.

Working Capital Sufficiency

As of November 30,2025, the company had sufficient working capital to meet its short -term obligation.Net cash used in investing activities was primarily due to the balance due from director, which were fully refunded subsequent to the reporting date. The company also generated net cash inflows from financing activities, mainly from PIPE and ESOP proceeds, Management believes the company has sufficient liquidity to meet its working capital needs for at least the next twelve months.

CAPITAL EXPENDITURES

Our Group incurred capital expenditures of HK$840,016, HK$0 and HK$31,377 for the years ended November 30, 2025, 2024 and 2023, respectively. The Group is not anticipated to have any material capital expenditure in the next 12 months.

RELATED PARTY TRANSACTIONS AND BALANCES

The following table sets forth the breakdown of the balances due from related parties as of the dates indicated:

		As of November 30,
	Relationship with the Group	2024	2025	2025
		HK$	HK$	US$
Ms. Wai Lau	Ms. Wai Lau is a director and Controlling Shareholder of the Company	1,556,765	21,264,851	2,730,814
Total		1,556,765	21,264,851	2,730,814

Balances represent amounts due from Ms. Wai Lau, a director and controlling shareholder of the Company. The balances are unsecured, interest-free and repayable on demand.

As of November 30, 2024 and 2025, the amounts due from Ms. Wai Lau were HK$1,556,765 and HK$21,264,851 (US$2,730,814), respectively.

During the year ended November 30, 2025, the Group made payments on behalf of Ms. Wai Lau, resulting in an increase in the outstanding balance. The entire outstanding balance as of November 30, 2025 was fully settled subsequent to the reporting date.

During the year ended November 30, 2025, Shenzhen Huiyue Technology Co., Ltd. became a consolidated subsidiary of the Group. Accordingly, all balances and transactions with Shenzhen Huiyue Technology Co., Ltd. have been eliminated upon consolidation, and no amounts due to or from this entity are presented in the consolidated financial statements as of November 30, 2025.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

C. Research and development, patents and licenses, etc.

We have been focusing on and will continue to invest in and enhance our technology capabilities, which support the development of our investor relations platforms and related services. We believe that strong technology and data capabilities are essential to achieving our long-term strategic goals. Therefore, we conduct our research and development activities in alignment with our strategic objectives, market trends, and evolving client needs.

Our research and development efforts primarily focus on integrating artificial intelligence, data analytics, and emerging technologies into our service offerings to enhance efficiency, intelligence, and user experience. In recent years, we have pursued collaborative initiatives to develop platforms aimed at optimizing investor communications through data-driven insights. We aim to build solutions that not only address the current needs of listed companies and financial institutions but also offer the flexibility to adapt and scale as market dynamics continue to evolve.

D. Trend information.

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

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

Accounts receivable

Accounts receivable mainly represent amounts due from clients for Financial PR services and are recorded net of allowance for the Group’s doubtful accounts. The Group generally grants credit terms of 30 days to its clients. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of receivables, the clients’ payment history, their current creditworthiness and prevailing economic conditions. The Group regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts. Accounts receivable are written off after all collection efforts have ceased.

During the year ended November 30, 2025, HK$1,200,187 of accounts receivable were provided for as allowance for doubtful debts due to lower recovery possibility. HK$5,642,032 of accounts receivable were written off during the year ended November 30, 2025. During the year ended November 30, 2024, HK$3,890,793 of accounts receivable were provided for as allowance for doubtful debts and HK$982,061 of accounts receivable were written off due to lower recovery possibility; and during the year ended November 30, 2023, HK$2,154,945 of accounts receivable were provided for as allowance for doubtful debts due to lower recovery possibility.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Ms. Wai Lau	33	Executive Director and chairlady of the Board
Mr. Xuan He	56	Chief financial officer
Mr. Nianci Yuan	27	Executive Director and Chief executive officer
Ms. Josephine Yan Yeung	44	Independent Director
Mr. Zhongwei Wang	56	Independent Director
Ms. Sha Ye	40	Independent Director

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

Mr. Xuan He (“Mr. He”) serves as the chief financial officer of the Company. Mr. He has over 30 years of experience in financial management and listed company governance across various industries. From 1999 to 2017, Mr. He served at Huaxi Hope Group Co., Ltd. (Chengdu), where he successively held position of financial manager of subsidiary, and was responsible for group-wide financial management and fund control. From 2017, Mr. He served as chief financial officer of XJ International Holdings Co., Ltd. (HKEx: 01765, formerly known as Hope Education Group Co., Ltd.). From March 2021 to April 2025, Mr. He worked at Dingli Co., Ltd. (300050.SZ), serving as chief financial officer and non-independent director, where he was responsible for financial strategy, internal control and audit supervision. Since 2025, Mr. He has been serving at Hope College of Southwest Jiaotong University as vice president, overseeing the college’s financial affairs. Mr. He graduated from Daxian Finance and Economics School in 1992, and subsequently graduated from Southwestern University of Finance and Economics in 1994.

Mr. Nianci Yuan (“Mr. Yuan”) serves as an executive director of the Company. Mr. Yuan has extensive experience in the operation and management of listed companies across different capital markets. In 2023, Mr. Yuan joined XJ International Holdings Co., Ltd. (HKEx: 01765), a leading private higher education enterprise, as the assistant to the group president, where he participated in the management of major corporate projects and coordination of various corporate governance matters. Since 2024, Mr. Yuan has been serving at Gifore Agriculture Science & Technology Service Co., Ltd (300022.SZ) as the assistant to the general manager of the chain development and management center, where he is involved in strategic execution, nationwide operation management and administrative coordination. Mr. Yuan obtained a master’s degree in finance from Chongqing University and a bachelor’s degree from Northeast University.

Ms. Josephine Yan Yeung (“Ms. Yeung”) is our independent director. Ms. Yeung has over 19 years of experience in auditing, financial management, internal control and corporate governance, and is a practicing certified public accountant in Hong Kong. She has been an independent director of Neo-Concept International Group Holdings Limited (NASDAQ: NCI) since April 2024. She served as a joint company secretary member of Sunlight (1977) Holdings Limited (HKSE: 8451) from April 2018 to May 2019, and as company secretary of Tu Yi Holding Company Limited (HKSE: 1701) from June 2019 to June 2020. From August 2009 to May 2017, Ms. Yeung worked in Verdant Capital Group Limited, a China-focused private investment firm based in Hong Kong, with her last position as group finance director. From September 2003 to July 2009, Ms. Yeung held various positions at Ernst & Young Hong Kong, where she last served as a manager in the assurance and advisory business services department, specializing in auditing companies listed in Hong Kong. Since May 2017, she has been practicing in Noble Partners CPA Company, a certified public accounting firm in Hong Kong. Ms. Yeung graduated from The Hong Kong University of Science and Technology in November 2003 with a Bachelor of Business Administration in Accounting degree. She was admitted as a member and fellow of the Association of Chartered Certified Accountants in February 2007 and February 2012, respectively, and as a member and fellow of the Hong Kong Institute of Certified Public Accountants in February 2008 and October 2017, respectively.

Mr. Zhongwei Wang (“Mr. Wang”) serves as an independent director of the Company. Mr. Wang has over 25 years of professional experience in banking operations, asset management, equity investment, M&A and restructuring, mezzanine financing & investment, and alternative investments, having participated in the management of investment and financing transactions. Mr. Wang is currently the president of Oceanwide Investment Group Co., Ltd., where he is responsible for overseeing investment projects spanning artificial intelligence, intelligent manufacturing, new energy and advanced materials. Mr. Wang has led investments in notable portfolio companies including QingCloud, Inspur Cloud, SICC, Huaguang Optoelectronics, CEC Cloud Link, Tianhe Magnetic Materials and XCMG Machinery. He has also established and managed multiple RMB-denominated and US dollar-denominated funds. Prior to joining Oceanwide Investment Group, Mr. Wang held various positions at several financial institutions, including Bank of China, China Orient Asset Management Co., Ltd., BOC Holdings Co., Ltd. and Minxin Capital Investment Management Co., Ltd., where he was engaged in equity investment, asset management and investment banking. Mr. Wang obtained a bachelor’s degree in public finance from Shandong University and holds securities and fund practice qualifications.

Ms. Sha Ye (“Ms. Ye”) serves as an independent director of the Company. Ms. Ye has approximately 15 years of professional and management experience in private banking, investment banking, family wealth and asset management, industrial capital, and equity investment, with a financial career spanning Chinese banking institutions and international investment platforms. From 2011 to 2024, Ms. Ye worked at China Minsheng Bank, where she served as a member of the Investment Banking and Private Banking divisions at the head office, and subsequently as deputy general manager of the Private Banking Department at the Shenzhen Branch. In 2025, Ms. Ye joined EWpartners , an international investment institution within the ecosystem of the Saudi sovereign wealth fund, where she currently serves as an executive director, leading initiatives in global expansion strategies for multiple industrial groups, industrial co-development between Gulf sovereign wealth funds and China, cross-border investments, and bilateral funds in areas such as cutting-edge technology, biomedicine, entertainment and consumer sectors. Ms. Ye obtained a master’s degree in science from University College London.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the year ended November 30, 2025, we paid an aggregate of HK$1,032,339 (US$132,691) (including salaries, bonus and mandatory provident fund) to our directors. Our Hong Kong subsidiary is required by law to contribute amounts equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Share Incentive Plan

In June 2025, we adopted the 2025 Stock Incentive Plan, or 2025 Plan, to attract and retain the best available personnel, to provide additional incentives to employees, directors and consultants and to promote the success of our business. The maximum aggregate number of shares that may be issued pursuant to all awards under the 2025 Plan is 2,625,000 (or 131,250 after retrospective application of the Reverse Share Splits on February 17, 2026), all of which have been granted and vested as of the date of this annual report.

The following paragraphs describe the principal terms of the 2025 Plan.

Types of awards. The 2025 Plan permits the awards of the grant of an Option, the direct issuance of Shares or any other right or benefit.

Plan administration. The 2025 Plan is administrated by the Board or one or more committees appointed by the Board or another committee. The administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the 2025 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award.

Eligibility. Awards may be granted to employees, directors and consultants. An employee, director or consultant who has been granted an award may, if otherwise eligible, be granted additional awards.

Vesting schedule.  The awards to be issued to any grantee at such time prior to the registration date shall be subject to the vesting schedule as specified in the award agreement of such grantee. The administrator shall have the right to adjust the vesting schedule of the awards granted to the grantees.

Exercise of options.  The exercise or purchase price, if any, for an award shall be determined by the administrator. Any award granted shall be exercisable at such times and under such conditions as determined by the administrator under the terms specified in the award agreement. Any award granted hereunder that has been vested may be exercised only during an exercise window.

C. Board Practices

Board of Directors

Our board of directors consists of five directors, comprising of two executive directors and three independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our currently effective amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. We will also achieve gender diversity by having one female independent director out of the total of three independent directors, as well as a female executive director, Ms. Lau, being one of the two executive directors. Our board is well balanced and diversified in alignment with the business development and strategy of our Group.

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

Audit Committee

Our audit committee consists of Ms. Yeung, Mr. Wang and Ms. Ye, and is chaired by Ms. Yeung. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Ms. Yeung qualifies as an “audit committee financial expert” under the applicable SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Ms. Ye, Mr. Wang and Ms. Yeung, and is chaired by Ms. Ye. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Ms. Ye, Mr. Wang and Ms. Yeung, and is chaired by Ms. Ye. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As of November 30, 2025, we had 22 employees, all of whom were full-time employees, comprising of 4 management personnel, 5 finance and administrative staff, 4 marketing staff and 9 accounting executive staff.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially 5% or more of each class of our Ordinary Shares.

The calculations in the table below are based on 1,462,498 Class A ordinary shares and 75,000 Class B ordinary shares outstanding as of the date of this annual report.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Number of Class A Ordinary Shares	Approximate percentage of outstanding Class A Ordinary Shares	Number of Class B Ordinary Shares	Approximate percentage of outstanding Class B Ordinary Shares	Voting power
Directors and executive officers (1):
Ms. Wai Lau (2)	375,225	25.66%	75,000	100.0%	79.14%
Mr. Xuan He	—	—	—	—	—
Mr. Nianci Yuan	—	—	—	—	—
Ms. Josephine Yan Yeung	—	—	—	—	—
Mr. Zhongwei Wang	—	—	—	—	—
Ms. Sha Ye	—	—	—	—	—
All directors and executive officers as a group	375,225	25.66%	75,000	100.0%	79.14%
5% principal shareholders:
Ms. Wai Lau (2)	375,225	25.66%	75,000	100.0%	79.14%
Mr. Huiwu Wang (3)	375,225	25.66%	75,000	100.0%	79.14%

(1)	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(2)	Representing 375,225 Class A ordinary shares and 75,000 Class B ordinary shares directly held by VL Prime Capital Limited, a limited liability company incorporated in British Virgin Islands, which is owned by Spring Cow Capital Limited, a limited liability company incorporated in British Virgin Islands, as to 99% and Hong Kong Maysunshine Investment Management Co., Limited, a limited liability company incorporated in Hong Kong, as to 1%, respectively. Spring Cow Capital Limited is owned by Ms. Wai Lau as to 99% and Hong Kong Maysunshine Investment Management Co., Limited as to 1%, respectively.

(3)	Representing 375,225 Class A ordinary shares and 75,000 Class B ordinary shares directly held by VL Prime Capital Limited, a limited liability company incorporated in British Virgin Islands, which is owned by Spring Cow Capital Limited, a limited liability company incorporated in British Virgin Islands, as to 99% and Hong Kong Maysunshine Investment Management Co., Limited as to 1%, respectively. Spring Cow Capital Limited is owned by Ms. Wai Lau as to 99% and Hong Kong Maysunshine Investment Management Co., Limited as to 1%, respectively. Hong Kong Maysunshine Investment Management Co., Limited is wholly owned by Mr. Huiwu Wang.

At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share that such shareholder holds. There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our Memorandum and Articles do not provide for cumulative voting.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Set forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this annual report:

The following table sets forth the breakdown of the balances due from related parties as of the dates indicated:

		As of November 30,
	Relationship with the Group	2024	2025	2025
		HK$	HK$	US$
Ms. Wai Lau	Ms. Wai Lau is a director and Controlling Shareholder of the Company	1,556,765	21,264,851	2,730,814
Total		1,556,765	21,264,851	2,730,814

Balances represent amounts due from Ms. Wai Lau, a director and controlling shareholder of the Company. The balances are unsecured, interest-free and repayable on demand.

As of November 30, 2024 and 2025, the amounts due from Ms. Wai Lau were HK$1,556,765 and HK$21,264,851 (US$2,730,814), respectively.

During the year ended November 30, 2025, the Group made payments on behalf of Ms. Wai Lau, resulting in an increase in the outstanding balance. The entire outstanding balance as of November 30, 2025 was fully settled subsequent to the reporting date.

During the year ended November 30, 2025, Shenzhen Huiyue Technology Co., Ltd. became a consolidated subsidiary of the Group. Accordingly, all balances and transactions with Shenzhen Huiyue Technology Co., Ltd. have been eliminated upon consolidation, and no amounts due to or from this entity are presented in the consolidated financial statements as of November 30, 2025.

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

Item 9. The Offer and Listing

A. Offering and Listing Details

See “-Markets.”

B. Plan of Distribution

Not applicable

C. Markets

The Ordinary Shares have been listed on the Nasdaq Capital Market since March 20, 2024, under the symbol “INTJ.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a BVI business company limited by shares and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the BVI Act.

We incorporate by reference into this annual report our memorandum and articles of association, which are filed as Exhibit 3.1 to our Current Report on Form 6-K filed on February 12, 2026.

The following are summaries of the material provisions of our Memorandum and Articles of Association and the BVI Act, insofar as they relate to the material terms of our Ordinary Shares. The forms of our Memorandum and Articles of Association are filed as exhibits to this annual report.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. As of November 30, 2025, there were 1,462,498   Class A Ordinary Shares issued and outstanding and 75,000 Class B Ordinary Shares issued and outstanding, after retrospective application of the Reverse Share Splits on “February 17, 2026”.

Listing

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since March 20, 2024 under the symbol “INTJ.”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares is VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598.

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

Voting rights

Pursuant to our Memorandum and Articles of Association, each Class A Ordinary Share of our Company confers upon the shareholder of our Company: (a) the right to one vote at a meeting of the shareholders of the Company or on any Resolution of Members; (b) the right to an equal share in any distribution by way of dividend paid by the Company; and (c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Pursuant to our Memorandum and Articles of Association, each Class B Ordinary Share of our Company confers upon the shareholder of our Company: (a) the right to fifty (50) votes at a meeting of the shareholders of the Company or on any Resolution of Members; (b) the right to an equal share in any distribution by way of dividend paid by the Company; (c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation; and (d) subject to the Memorandum and Articles of Association, the right to convert all or any of the Class B Ordinary Shares into such number of Class A Ordinary Shares.

Pursuant to the amended and restated memorandum and articles of association adopted by the Company in the extraordinary general meeting of the shareholders held on 31 March 2026, which will take effect upon completion of the BVI filing, each Class C Ordinary Share of our Company confers upon the shareholder of our Company: (a) the right to five hundred (500) votes at a meeting of the shareholders of the Company or on any Resolution of Members; (b) the right to an equal share in any distribution by way of dividend paid by the Company; (c) the right to an equal share in the distribution of the surplus assets of the Company on its liquidation; and (d) subject to the amended and restated memorandum and articles of association, the right to convert all or any of the Class C Ordinary Shares into such number of Class A Ordinary Shares.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, date and place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least seven days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of the voting rights of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the Ordinary Shares or each class of shares entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

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

Removal of directors

Under our Memorandum and Articles of Association, directors can be removed from office, with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director of for purposes including the removal of the director or by written resolution passed by at least 51 percent of the vote of the shareholders entitled to vote or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes a summary of the material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Ordinary Shares. This summary applies only to U.S. Holders that hold our Ordinary Shares as capital assets (generally, property held for investment) and have the U.S. dollar as their functional currency. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not address all aspects of U.S. federal income tax consequences that may be relevant to specific U.S. Holders of our Ordinary Shares in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law such as:

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

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year in which either (i) at least 75% of its gross income is “passive income”, or the PFIC income test, or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for any future taxable years. Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares , you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares , unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares , which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares , are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares , to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares . Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed below under “— Dividends and other distributions” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares , the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares , including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

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

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares .

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

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences’’), we will not be treated as a “qualified foreign corporation,” and therefore the reduced capital gains tax rate described above will not apply.

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

Taxation of Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes. Under U.S. regulations, non-United States withholding tax imposed on such U.S. source gain may not constitute a creditable tax.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange, or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code at a current flat rate of 30%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Information with Respect to Foreign Financial Assets

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares. These requirements are subject to exceptions, including an exception for ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed $50,000 (and in some circumstances, a higher threshold).

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets.

Our Group believes that there is no significant credit risk associated with cash and cash equivalents, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (approximately US$102,821) if the bank with which an individual/a company holds its eligible deposit fails. As of November 30, 2025 and 2024, cash and cash equivalents balance of HK$67,468,223 (US$8,664,212) and HK$63,535,847, respectively, was maintained at financial institutions in Hong Kong and approximately HK$1,632,959 were insured by the Hong Kong Deposit Protection Board as of November 30, 2025.

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

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

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

Item 15. Controls and Procedures

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

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of November 30, 2025, our disclosure controls and procedures were not effective due to the material weakness in our internal control over the financial statement closing process as further described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

Our management evaluated the effectiveness of our internal control over financial reporting as of November 30, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has, together with our independent registered accounting firm, identified three material weaknesses. Our management thus concluded that our internal control over financial reporting was not effective as of November 30, 2025.

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

We are continuing to build upon the remediation efforts initiated in the prior year to further address the material weaknesses in our internal control over financial reporting. Specifically, we are making ongoing enhancements across the following three areas: (i) we are further strengthening our finance and accounting team by hiring additional qualified personnel with expertise in U.S. GAAP and SEC reporting to reinforce segregation of duties and enhance our financial reporting capabilities; (ii) we are continuing to refine our financial and system control framework, including the formalization and documentation of policies and controls to ensure a more robust control environment; and (iii) we are advancing the development of our information technology general controls (ITGC) and system control framework, with enhanced formal documentation and implementation of controls in areas such as logical access, privileged access, IT operations, and cybersecurity.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm because we qualified as an “emerging growth company” as defined under the JOBS Act as of November 30, 2025.

Changes in Internal Control over Financial Reporting

Other than the remediation of material weaknesses as described above, there has been no change in our internal controls over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Ms. Josephine Yan Yeung, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chair of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website at https://www.sec.gov/Archives/edgar/data/1916416/000121390023042317/ff12023ex99-1_intelligent.htm.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by SFAI MALAYSIA PLT, our principal external auditors, for the periods indicated.

SFAI MALAYSIA PLT

	For the years ended November 30,
	2025	2024

Audit Fee (1)	$93,000	$90,000
Audit Related service fees (2)	5,000	8,000
	98,000	98,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements, and review of the interim financial statements.

(2)	“Audit related service fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit related services, including assistance with, review and consent of documents filed with the SEC.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

On March 6, 2025, the Company, upon the approval of the board of directors and the audit committee of the board of directors, dismissed Marcum Asia CPAs LLP (“Marcum Asia”), effective on March 6, 2025.

Marcum Asia’s reports on the Company’s financial statements for the fiscal years ended November 30, 2023 did not contain any adverse opinion or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

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

The Company provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of Marcum Asia’s letter was filed as Exhibit 16.1 with the current report on Form 6-K on March 12, 2025 and is attached as exhibit 16.1 to this annual report.

On March 6, 2025, the Company appointed SFAI MALAYSIA PLT (PCAOB ID: 7167) (the “SFAI”) as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended November 30, 2024 and 2025. The decision to engage SFAI as the Company’s independent registered public accounting firm was approved by the board of directors and the audit committee of the board of directors.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of the SFAI, neither the Company, nor someone on behalf of the Company, has consulted the SFAI regarding any of the matters described in Item 16F(a)(2)(i) and (ii) of Form 20-F. The SFAI is aware of the material weaknesses described above and understands it is a reportable event.

Item 16G. Corporate Governance

As a British Virgin Islands incorporated company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted insider trading policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 11.2 with this annual report.

Item 16K. Cybersecurity

Cybersecurity Risk Management

We have developed and implemented a cybersecurity risk management policy designed to protect the confidentiality, integrity, and availability of our critical systems and information. The audit committee of the Board of Directors will oversee this policy and will be responsible for the implementation of the Company’s oversight, programs, procedures, and policies related to cybersecurity, cybersecurity risks, information security, and data privacy.

Management shall report to the audit committee on the Company’s and its subsidiaries’ strategy, risks, metrics and operations relating to cybersecurity and information security matters, including significant cybersecurity and information security-related projects and initiatives and related progress, the integration and alignment of such strategy with the Company’s overall business and strategy, and trends that may affect such strategy or operations.

Team leads from various departments of the Company have been identified under this policy to report to the Company’s chief financial officer and oversee the strategy of the Company. While these named leaders will oversee the strategy pursuant to this policy, cybersecurity is the responsibility of all business stakeholders and requires the cooperation and compliance of all personnel.

We are also advancing the development of our information technology general controls (ITGC) and system control framework, with enhanced formal documentation and implementation of controls in areas such as logical access, privileged access, IT operations, and cybersecurity. We plan to continuously strengthen our control environment and mitigate the risks that our deficiencies in ITGC could result in material cybersecurity risks.

All employees shall exercise professional judgement in using computing devices and network resources connected to the cyberspace. All information, physical and intellectual properties stored on electric and computing devices or existing within the cyberspace remain the sole property of the Company. Therefore, employees must neither access nor share confidential and proprietary information prior to receiving consent from management or the Company’s directors and officers.

We and certain of our third-party service providers may be subject to cyberattacks and security due to, for example, computer malware, viruses, computer hacking, credential stuffing, and phishing attacks. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. However, because of our prominence, we believe that we are a particularly attractive target for such attacks, and we expect to experience cyberattacks and security incidents in the future.

Governance

Our Board of Directors considers cybersecurity risk as part of its risk oversight function and has delegated to the audit committee oversight of our cybersecurity and data protection program. The audit committee shall report regularly to the Board concerning its matters covered under this policy and advising the Board of any developments that the audit committee believes should have Board of Directors’ consideration. The audit committee shall also annually review and assess the adequacy of this policy and recommend any proposed changes to the Board of Directors for approval.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The consolidated financial statements of Intelligent Group Limited and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits.

Exhibit Number	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the Form 6-K (File No. 001-41974) filed on February 12, 2026)
2.1	Specimen certificate evidencing Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-272136), as amended, initially filed on May 23, 2023)
2.2	Description of Securities Registered under Section 12 of the Exchange Act (incorporated herein by reference to Exhibit 2.2 to the annual report on Form 20-F (File No. 001-41974) filed on April 14, 2025)
4.1	Form of Employment Agreement, by and between the registrant and its executive directors and officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-290824), as amended, initially filed on October 10, 2025)
4.2	Form of Independent Director Agreement by and between the registrant and its independent directors (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-290824), as amended, initially filed on October 10, 2025)
4.3	Independent Director Agreement by and between the registrant and Josephine Yan Yeung (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-272136), as amended, initially filed on May 23, 2023)
4.4	Office Lease Contract, by and between Intelligent Joy Limited and Chee Yen Investment Company (PTC) Limited for Tenancy expiring on June 31, 2023 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-272136), as amended, initially filed on May 23, 2023)
4.5	Office Lease Contract, by and between Intelligent Joy Limited and Chee Yen Investment Company (PTC) Limited for Tenancy expiring on March 31, 2025 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-272136), as amended, initially filed on May 23, 2023)
4.6	Facility Letter form Heng Seng Bank dated August 3, 2021 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-272136), as amended, initially filed on May 23, 2023)
4.7	Service Agreements between the Beijing Changkong Construction Co., Ltd. and the registrant, dated December 21, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-272136), as amended, initially filed on May 23, 2023)
4.8	Office Lease Contract, by and between Intelligent Joy Limited and Abisco Limited for Tenancy expiring on March 14, 2027 (incorporated herein by reference to Exhibit 4.1 to the annual report on Form 20-F (File No. 001-41974) filed on April 14, 2025)
4.9	Form of Securities Purchase Agreement, by and between the registrant and certain individuals and entities named therein (incorporated herein by reference to Exhibit 99.2 to the Form 6-K (Filed No. 001-41974) filed on June 17, 2025)
4.10	Form of Registration Rights Agreement, by and between the registrant and certain individuals and entities named therein (incorporated herein by reference to Exhibit 99.3 to the Form 6-K (Filed No. 001-41974) filed on June 17, 2025)
4.11	The 2025 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form S-8 (File No. 333-288076) filed on June 16, 2025)
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-290824), as amended, initially filed on October 10, 2025)
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the Form F-1 (File No. 333-272136), as amended, initially filed on May 23, 2023)
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-41974) filed with the SEC on April 14, 2025)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP, an independent registered public accounting firm
15.2*	Consent of SFAI MALAYSIA PLT, an independent registered public accounting firm
15.3*	Consent of Ogier
16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated March 12, 2025 (incorporated herein by reference to Exhibit 16.1 to the Form 6-K (File No. 001-41974) filed on March 12, 2025)
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-41974) filed on March 29, 2024)
101	The following financial information from the Registrant’s annual report on Form 20-F for the year ended November 30, 2025, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Comprehensive Loss; (iii) Statements of Changes in Shareholders’ Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Executive director and chairlady of the Board

Date: March 31, 2026

INTELLIGENT GROUP LIMITED

SFAI MALAYSIA PLT
202206000021 (LLP0031758-LCA) & AF 002216
Chartered Accountants
Block C2-G,
Ground Floor, Setiawalk,
Persiaran Wawasan,
47160 Puchong,
Selangor, Malaysia.
Tel: 603 – 7802 9000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Intelligent Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Intelligent Group Limited and subsidiaries (“the Company”) as of November 30, 2025 and 2024, and the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended of November 30, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2025 and 2024, and the results of its operations and its cash flows for the year ended of November 30, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Emphasis of Matter

We draw attention to Note 9 to the consolidated financial statements, which describes the amount due from a related party of the Company as of November 30, 2025 and 2024. As disclosed in Note 9 the balances due from a related party amounted to approximately $2,730,814 (HKD21,264,851) and $200,085 (HKD1,556,765), respectively, which represent a significant portion of the Company’s assets. Management has represented that the balances are recoverable based on the repayment arrangements with the shareholder. Our opinion is not modified with respect to this matter.

/s/ SFAI MALAYSIA PLT

SFAI Malaysia PLT

We have served as the Company’s auditor since 2025

Malaysia

March 31, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Intelligent Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income, changes in shareholders’ equity, and cash flows of Intelligent Group Limited (the “Company”) for the year ended November 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended November 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retroactively apply the effects of the reverse stock split described in Note 15 and Note 17 accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by SFAI Malaysia PLT.

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

New York, New York

March 29, 2024

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

INTELLIGENT GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

	November 30,	November 30,	November 30,
	2024	2025	2025
	HK$	HK$	US$
Assets
Current assets:
Cash	63,535,847	67,468,223	8,664,212
Accounts receivable, net	2,358,162	2,370,437	304,410
Prepayments and other receivable	1,846,344	2,653,771	340,795
Due from Related parties, net	1,556,765	21,264,851	2,730,814
Escrow receivable	391,056	-	-
Total current assets	69,688,174	93,757,282	12,040,231

Non-current assets:
Property and equipment, net	28,327	27,018	3,470
Right-of-use assets, net	353,218	666,475	85,588
Deposits and prepayments	500,000	500,000	64,210
Deferred tax assets	1,159,587	440,388	56,554
Total non-current assets	2,041,132	1,633,881	209,822
Total assets	71,729,306	95,391,163	12,250,053

Liabilities and shareholders’ equity
Current liabilities:
Accruals and other payables	1,276,229	899,753	115,546
Contract liabilities	128,400	-	-
Bank borrowings	480,619	501,522	64,405
Operating lease liabilities	293,792	499,296	64,119
Taxes payables	2,932,183	1,536,569	197,325
Total current liabilities	5,111,223	3,437,140	441,395

Other liabilities
Bank borrowings, net of current portion	2,012,828	1,505,343	193,315
Operating lease liabilities, net of current portion	-	167,179	21,469
Total other liabilities	2,012,828	1,672,522	214,784
Total liabilities	7,124,051	5,109,662	656,179

Commitment and contingencies

Shareholders’ equity
Class A Ordinary shares, US$0.0002 par value, 22,500,000 shares authorized, 1,462,498 and 581,250 shares issued and outstanding as of November 30, 2025 and 2024, respectively*	904	2,314	297
Class B Ordinary shares, US$0.0002 par value, 2,500,000 shares authorized, 75,000 shares issued and outstanding as of November 30, 2025 and 2024*	117	117	15
Additional paid-in capital	49,897,579	104,594,842	13,431,982
Shares subscription receivable	-	(10,852,353)	(1,393,650)
Retained earnings (Accumulated deficit)	14,706,655	(3,468,920)	(445,475)
Accumulated other comprehensive income (loss)	-	5,501	706
Total shareholders’ equity	64,605,255	90,281,501	11,593,875
Total liabilities and shareholders’ equity	71,729,306	95,391,163	12,250,053

*	Number of shares divided as 450,000,000 Class A ordinary shares with a par value of US$0.00001 per share (the “Class A Ordinary Shares”) and 50,000,000 class B ordinary shares with a par value of US$0.00001 per share (the “Class B Ordinary Shares”), approved by the board of directors on November 27, 2024. The Company, for good and valuable consideration, planned to repurchase 1,500,000 shares of the Majority Shareholder’s Class A Ordinary Shares and 1,500,000 Class B Ordinary Shares to the Majority Shareholder. The company has completed the Class A and Class B share re-designation in February 2025.
*	In June 2025, the company issued 15,000,000 Class A ordinary shares in a private placement financing for aggregate gross proceeds of approximately US$ 3,922,500. The issuance was accounted for as an equity financing transaction, with par value recorded as share capital and the excess over par value recorded as additional paid -in capital. The net proceeds were used for general corporate purposes. As of the reporting date, the company has not yet received investment proceeds amounting to US$1,333,650 (equivalent to HK$10,385,133).
*	In July 2025, the company issued 2,625,000 Class A ordinary shares to certain consultants and one employee pursuant to the company’s 2025 Stock Incentive plan. The grant date fair value of the Company’s Class A ordinary shares was US$1.205 per share, determined with reference to the quoted closing market price on the grant date. The shares were issued to eligible participants at subscription price of US$0.3 per share. The difference between the grant date fair value and the subscription price represents share- based compensation in accordance with ASC718. As of the reporting date, the company has not yet received investment proceeds amounting to US$60,000(equivalent to HK$467,220).
*	On January 15, 2026, the company’s board of directors approved a reverse stock split of the Company’s issued and outstanding ordinary shares at a ratio of one-for-twenty (1:20). The reverse stock split became effective on February 17, 2026. All share and per share amounts, including the number of shares outstanding, earnings per share, and other per share data, have been retrospectively adjusted for all periods presented to reflect the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT GROUP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Years Ended
	November 30,	November 30,	November 30,	November 30,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Revenues	20,539,218	20,286,590	18,481,149	2,373,334

Operating Expenses
cost of sales	4,505,483	7,970,194	6,688,155	858,887
Selling expenses	3,276,562	967,473	1,590,959	204,310
General and administrative	8,623,437	13,875,156	30,198,088	3,878,013
Total operating expenses	16,405,482	22,812,823	38,477,202	4,941,210
INCOME(LOSS) FROM OPERATIONS	4,133,736	(2,526,233)	(19,996,053)	(2,567,876)

Other income (expenses)
Financial expense	(108,259)	(101,711)	(70,929)	(9,109)
Other income, net	574,127	1,526,182	1,381,817	177,452
	465,868	1,424,471	1,310,888	168,343

INCOME(LOSS) BEFORE INCOME TAXES	4,599,604	(1,101,762)	(18,685,165)	(2,399,533)

Income Tax Expenses (benefits)	530,625	(676,053)	(509,590)	(65,441)
NET INCOME (LOSS)	4,068,979	(425,709)	(18,175,575)	(2,334,092)
Other comprehensive income (loss):
Foreign currency translation adjustment			5,501	706
Total comprehensive income (loss)			(18,170,074)	(2,333,386)
Weighted average number of ordinary shares
Basic and diluted*	562,500	656,250	1,023,438	1,023,438

Earning (LOSS) per share
Basic and diluted*	7.23	(0.65)	(17.76)	(2.28)

*	On January 15, 2026, the company’s board of directors approved a reverse stock split of the Company’s issued and outstanding ordinary shares at a ratio of one-for-twenty (1:20). The reverse stock split became effective on or about February 17, 2026. All share and per share amounts, including the number of shares outstanding, earnings per share, and other per share data, have been retrospectively adjusted for all periods presented to reflect the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

	Ordinary shares#
	Ordinary shares		Class A ordinary Shares		Class B ordinary Shares		Additional	Shares	Retained earnings	Accumulated other
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in	subscription	(accumulated	comprehensive
		HK$		HK$		HK$	capital	receivable	deficit)	income (loss)	Total
Balance, December 1, 2022	562,500	$874	-	$-	$-	$-	2,010,103	$-	11,063,385	$-	$13,074,362
Net income	-	-	-	-	-	-	-	-	4,068,979	-	4,068,979
Balance, November 30, 2023	562,500	874	-	-	-	-	2,010,103	-	15,132,364	-	17,143,341

Balance, November 30, 2023	562,500	874	-	-	-	-	2,010,103	-	15,132,364	$-	$17,143,341
Net loss	-	-	-	-	-	-	-	-	(425,709)	-	(425,709)
Issuance of Ordinary shares	93,750	147	-	-	-	-	47,887,476	-	-	-	47,887,623
Re-designation of ordinary shares into Class A	(581,250)	(904)	581,250	904	-	-	-	-	-	-	-
Re-designation of ordinary shares into Class B	(75,000)	(117)	-	-	75,000	117	-	-	-	-	-
Balance, November 30, 2024	-	-	581,250	904	75,000	117	49,897,579	-	14,706,655	-	64,605,255

Balance, November 30, 2024	-	-	581,250	904	75,000	117	49,897,579	-	14,706,655	-	64,605,255
Net loss	-	-	-	-	-	-	-	-	(18,175,575)	-	(18,175,575)
Issuance of Ordinary shares	-	-	-	-	-	-	-	-	-	-	-
Private Investment in Public Equity	-	-	750,000	1,200	-	-	24,587,867	(10,385,133)	-	-	14,203,934
Share-based Compensation	-	-	131,248	210	-	-	29,977,822	(467,220)	-	-	29,510,812
acquisition of a subsidiary	-	-	-	-	-	-	131,574	-	-	-	131,574
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	5,501	5,501
Balance, November 30, 2025	-	-	1,462,498	2,314	75,000	117	104,594,842	(10,852,353)	(3,468,920)	5,501	90,281,501

		US$	-	US$	-	US$	US$	-	US$	US$	US$
Balance, November 30, 2025	-	-	1,462,498	297	75,000	15	13,431,982	(1,393,650)	(445,476)	706	11,593,875

*	Number of shares divided as 450,000,000 Class A ordinary shares with a par value of US$0.00001 per share (the “Class A Ordinary Shares”) and 50,000,000 class B ordinary shares with a par value of US$0.00001 per share (the “Class B Ordinary Shares”), approved by the board of directors on November 27, 2024. The Company, for good and valuable consideration, repurchased 1,500,000 shares of the Majority Shareholder’s Class A Ordinary Shares and 1,500,000 Class B Ordinary Shares to the Majority Shareholder.
*	In June 2025, the company issued 15,000,000 Class A ordinary shares in a private placement financing for aggregate gross proceeds of approximately US$ 3,922,500. The issuance was accounted for as an equity financing transaction, with par value recorded as share capital and the excess over par value recorded as additional paid -in capital. The net proceeds were used for general corporate purposes. As of the reporting date, the company has not yet received investment proceeds amounting to US$1,333,650(equivalent to HK$10,385,133).
*	In July 2025, the company issued 2,625,000 Class A ordinary shares to certain consultants and one employee pursuant to the company’s 2025 Stock Incentive plan. The grant date fair value of the Company’s Class A ordinary shares was US$1.205 per share, determined with reference to the quoted closing market price on the grant date. The shares were issued to eligible participants at subscription price of US$0.3 per share. The difference between the grant date fair value and the subscription price represents share- based compensation in accordance with ASC718. AS of the reporting date, the company has not yet received investment proceeds amounting to US$60,000(equivalent to HK$467,220).
*	On January 15, 2026, the company’s board of directors approved a reverse stock split of the Company’s issued and outstanding ordinary shares at a ratio of one-for-twenty (1:20). The reverse stock split became effective on February 17, 2026. All share and per share amounts, including the number of shares outstanding, earnings per share, and other per share data, have been retrospectively adjusted for all periods presented to reflect the reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended November 30,
	2023	2024	2025
	HK$	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	4,068,979	(425,709)	(18,175,575)	(2,334,092)
Adjustments to reconcile net income(loss) to net cash provided by operating activities:
Share-based Compensation	-	-	18,706,734	2,402,303
Depreciation	171,527	6,421	16,387	2,104
Provision for doubtful accounts	2,154,945	4,872,854	1,200,187	154,127
Amortization of right-of-use asset	727,315	828,723	511,680	65,710
Change in offering cost	628,100	-	-	-
Interest of lease liabilities	35,832	23,531	12,384	1,590
Deferred income tax	(355,566)	(804,021)	719,199	92,359
Change in operating assets and liabilities
Accounts receivable	(4,889,609)	(1,810,476)	(1,212,462)	(155,703)
Prepayments and other receivables	(148,330)	(2,000,364)	(807,427)	(103,689)
Escrow receivable	-	-	391,056	50,219
Accruals and other payables	(139,705)	1,125,289	(376,477)	(48,346)
Contract liabilities	352,747	(1,391,183)	(128,400)	(16,489)
Operating lease liabilities	(757,329)	(887,040)	360,300	46,269
Taxes payables	880,075	(785,991)	(1,395,614)	(179,224)
Net cash provided by (used in) operating activities	2,728,981	(1,247,966)	(178,028)	(22,862)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of office equipment	(31,377)	-	(840,016)	(107,874)
Payments of amount due from a director, net	37,938	(9,093,124)	(19,708,086)	(2,530,896)

Net cash (used in) provided by investing activities	6,560	(9,093,124)	(20,548,102)	(2,638,770)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds of amount due to a director	6,358,430	-	-	-
Proceeds of amount due to related parties	1,177,928	-	-	-
Net proceeds from issuance of ordinary shares	-	49,040,843	25,139,588	3,228,405
Repayment of bank borrowings	(453,593)	(460,717)	(486,583)	(62,487)

Net cash provided by financing activities	7,082,765	48,580,126	24,653,005	3,165,918

EFFECT OF EXCHANGE RATE CHANGES	-	-	5,501	706
NET CHANGE IN CASH AND CASH EQUIVALENTS	9,818,306	38,239,036	3,932,376	504,992
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	15,478,505	25,296,811	63,535,847	8,159,220

CASH AND CASH EQUIVALENTS AT END OF YEAR	25,296,811	63,535,847	67,468,223	8,664,212

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	6,115	1,021,829	-	-
Cash received from tax refund	-	107,872	(24,864)	(3,193)
Cash paid for interest	108,259	101,711	68,272	8,767

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Termination of operating lease right-of-use assets and operating lease liabilities	128,418	-	-	-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,750,851	-	372,684	47,860
Deferred IPO cost recognized as additional paid-in capital	-	1,544,276	1,122,553	144,157
Proceeds deposited into escrow account	-	391,056	-	-

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS OVERVIEW

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

During the years ended November 30, 2025, 2024 and 2023, the Company has direct interests in the following subsidiaries:

Name	Place and date of formation and acquisition	Issued ordinary share capital	Ownership	Principal activity
Intelligent Joy Limited (“IJL”)	Hong Kong, October 24, 2016	HK$2,010,003	100% owned by IGL	Financial PR services
Intelligent Tech Limited (“ITL”)	Hong Kong, June 16, 2018	HK$100	100% owned by IGL	Financial PR services
ShenZhen HuiYue Technology Limited (“SZIJ”)	PRC, June 3, 2025	RMB1,000,000	100% owned by IGL	Financial PR services
LQ Capital Limited (“LQ”)	Hong Kong, August 16, 2025	HK$100	100% owned by IGL	Money lender

Consummation of IPO

On March 20, 2024, the Company completed its initial public offering (the “IPO”) on the NASDAQ. In the offering, 1,875,000 ordinary shares were issued and sold to the public at a price of US$4 per share. The net proceeds to the Company from the IPO, after deducting the escrow fund, accrued and paid commissions and offering expenses, were approximately US$6,303,045 (HKD49.04 million), the detailed breakdown is as follows:

Proceeds from Offering:	USD
Gross proceeds from the Offering ( 1,875,000 ordinary shares at $4.00 per share )	7,500,000
Total Gross Proceeds	7,500,000

Compensation and Deduction from Gross Proceeds
Underwriting discount (7% of gross proceeds)	(525,000)
Non-accountable expenses (1% of gross proceeds)	(75,000)
Reimburse expenses paid on Issuers behalf	(30,000)
Clearing and other related expenses	(35,000)
Accountable Expenses ($200,000 maximum of which $15,000 has been paid. Also includes $105,000 to Haneberg Hurlbert PLC)	(185,000)
Remaining Due Diligence Fee (a total of $75,000, of which $40,000 has been paid)	(35,000)
Legal Fees - Loeb & Loeb	(200,000)
NASDAQ, INC. - Professional services fee - USD45,000	(45,000)
Nasdaq Fee 49652.33 USD	(49,652)
Total Deductions	(1,179,652)
Foreign exchange gain (or loss)	(17,303)
Net Proceeds	6,303,045

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

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS OVERVIEW (cont.)

Each of the Class A ordinary shares and Class B ordinary shares has the right to an equal share in any dividend paid by the Company and the right to an equal share in the distribution of the surplus assets of the Company. However, each Class A ordinary share has the right to one vote on any resolution, and each Class B ordinary share has the right to fifty (50) votes on any resolutions.

The company has completed the Class A and Class B share re-designation in February 2025.

Consummation of PIPE:

On June 7, 2025, the Company entered into a securities purchase agreement with certain investors in connection with a private investment in public equity(“PIPE”). Pursuant to the agreement, the Company agreed to issue an aggregate of 15,000,000 Class A ordinary shares with a par value of US$0.00001 per share at a purchase price of US$0.2615 per share. The transaction is subject to customary closing conditions. The issuance of ordinary share in connection with the PIPE was recorded as share capital at par value with the excess recognized an additional paid-in capital. The net proceeds to the Company from the PIPE, after deducting accrued and paid commissions and offering expenses, were approximately US$3,818,011(HK$30.80 million), the detailed breakdown is as follows:

Proceeds from Offering:	USD
Gross proceeds from the Offering (15,000,000 ordinary shares at $0.2615 per share )	3,922,500
Total Gross Proceeds	3,922,500

Compensation and Deduction from Gross Proceeds
SEC registration fee	(994)
Transfer Agent Expenses	(1,495)
Legal fees and expenses	(64,000)
Accounting fees and expense	(38,000)
Total Deductions	(104,489)

Net Proceeds	3,818,011

Consummation of ESOP:

On July 24, 2025, the Company adopted the 2025 Stock Incentive Plan and approved the issuance of class A ordinary shares to certain employees and consultants. The related share issuances were recorded as share capital at par value with the excess credited to additional paid-in capital.

Proceeds from Offering:	USD
Gross proceeds from the Offering (2,625,000 ordinary shares at $0.3 per share)	787,500
Total Gross Proceeds	787,500

Compensation and Deduction from Gross Proceeds
Legal fees and expenses	(14,285)
Accounting fees and expenses	(24,190)
Total Deductions	(38,475)

Net Proceeds	749,025

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended November 30, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7870, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for credit losses Actual results may differ from these estimates.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

Cash and cash equivalents mainly represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. As of November 30, 2025 and 2024, the Group had cash and cash equivalent balance of HK$ 67,468,223 (US$ 8,664,212) and HK$ 63,535,847, respectively. The Group maintains bank accounts in Hong Kong.

Accounts receivable, net

Accounts receivable mainly represent amounts due from clients for Financial PR services which are recorded at the invoiced amount less an allowance for any uncollectible accounts. The Group grants 30 days credit terms to the clients. The allowance for doubtful accounts reflects the Group’s best estimate of expected losses. Before December 1, 2023 the Group determines the allowance for doubtful accounts based on an assessment of historical collection activity, the current business environment and forecasts that may affect the customers’ ability to pay. On December 1, 2023, the Group adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, replacing the previous incurred loss impairment model, which makes allowances when there is substantial doubt as to the collectability and a loss is determined to be probable. The Group adopt the current expected credit loss model (“CECL model”) to estimate the expected credit losses, which is determined by multiplying the probability of default. In determining the probability of default, the Group mainly considers factors including aging schedule of receivables, migration rate of receivables, assessment of receivables due from specific identifiable counterparties that are considered at risk or uncollectible, current market conditions, as well as reasonable and supportable forecasts of future economic conditions. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for accounts receivables are recorded as general and administrative expenses on the consolidated statements of income. The Group concludes that there is no impact over the initial adoption of CECL model, which should be treated as cumulative-effect adjustment on retained earnings as of November 30, 2023. During the year ended November 30, 2025, HK$ 1,200,187 of accounts receivable were recorded provision for allowance for credit loss of accounts receivables, HK$ 5,642,032 of accounts receivable have been written off; and during the year ended November 30, 2024, HK$ 3,890,793 of accounts receivable made as allowance of doubtful debts due to lower recovery possibility; and during the year ended November 30, 2024, HK$ 982,061 of accounts receivable bad debts being written off; and during the year ended November 30, 2023, HK$2,154,945 of accounts receivable made as allowance of doubtful debts due to lower recovery possibility;

Prepayments and other receivables

Prepayments and other receivables are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of November 30, 2025, 2024 and 2023 management believes that the Company’s prepayments and deposits are not impaired.

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

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Group recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended November 30, 2025, 2024 and 2023, no impairment of long-lived assets was recognized.

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

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended November 30, 2025, 2024 and 2023, the Group did not have any impairment loss against its operating lease right-of-use assets.

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

Revenue disaggregated by timing of revenue recognition for the years ended November 30, 2025, 2024 and 2023 is disclosed in the table below:

	For the Year Ended November 30,
	2023	2024	2025
	HK$	HK$	HK$	US$
Over time
Financial PR services	15,427,899	10,432,198	10,543,318	1,353,964
Project-based Financial PR services	2,607,555	7,490,660	5,794,221	744,089
Point in time
One-off Financial PR services	2,503,764	2,363,732	2,143,610	275,281
Total Revenue	20,539,218	20,286,590	18,481,149	2,373,334

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at November 30 are as follows:

	For the Year Ended November 30,
	2023	2024	2025
	HK$	HK$	HK$	US$
Amounts expected to be recognized as revenue:
Within one year	3,300,000	-	-	-
After one year	3,575,000	-	-	-
Total	6,875,000	-	-	-

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

During the years ended November 30, 2025, 2024 and 2023, the total amount charged to the consolidated statements of income in respect of the Company’s costs incurred on the Mandatory Provident Fund Scheme were HK$347,694 (US$44,599), HK$281,573 and HK$144,264 respectively.

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

IJL, ITL and LQ are incorporated in and carry trade and business in Hong Kong and are subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

SZIJ are incorporated in and carry trade and business in mainland China and is subject to enterprise income tax under the relevant tax laws and regulations of the PR.China.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. In general, the Inland Revenue Department of Hong Kong has up to 7 years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2018/19 to 2024/25 of the Company’s Hong Kong subsidiaries remain open to examination by the taxing jurisdictions. Penalties and interest incurred related to late payment of income tax are classified as income tax expense in the period incurred.  During the year ended November 30, 2024, the Company paid a late penalty for income tax of HK$8,676 (USD$1,115). The Group does not have any significant unrecognized tax benefits during the years ended November 30, 2025, 2024 and 2023. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

Segment reporting

The Company uses the management approach to determine its reportable operating segments in accordance with ASC 280. The Company’s chief operating decision maker (“CODM”), the Chief Executive Officer, reviews operating results in a consolidated basis for purposes of making operating decisions, allocating resources, and assessing performance.

The Company operates a single line of business, providing financial public relations (“Financial PR”) services, and manages its operations as an integrated whole. Accordingly, the Company has determined that it has one operating segment and one reportable segment.

During the year ended November 30, 2025, the Company completed the acquisition of a PRC subsidiary. Management evaluated the impact of the acquisition and concluded that it did not result in a separate operating segment, as the CODM continues to review financial information on a consolidated basis and does not separately assess performance or allocate resources to the PRC subsidiary.

The Company generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in Hong Kong.

The CODM primarily uses net income (loss) to evaluate performance and monitor budget-to-actual results, and also reviews significant expense categories, including cost of revenues, selling and marketing expenses, and general and administrative expenses.

As the Company operates as a single operating and reportable segment, the significant segment expenses regularly reviewed by the CODM are those presented on the consolidated statements of operations, including cost of revenues, selling and marketing expenses, and general and administrative expenses. Other items include other income, net, and income tax (expense) benefit.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Earnings per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended November 30, 2025, 2024, and 2023, there were no dilutive shares.

Credit risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets.

The Group believes that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$ 800,000 (approximately US$ 102,821) if the bank with which an individual/a company hold its eligible deposit fails. As of November 30, 2025, cash and cash equivalents balance of HK$ 67,468,222 (US$ 8,664,212) was maintained at financial institutions in Hong Kong and approximately HK$1,632,959 were insured by the Hong Kong Deposit Protection Board.

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

Details of the customers accounting for 10% or more of total operating revenue are as follows:

	For the Year Ended November 30,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$	%
Customer A	3,300,000	16%	-	-%	-	-	-%
Total	3,300,000	16%	-	-%	-	-	-%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	As of		As of		As of
	November 30,		November 30,		November 30,
	2024	2024	2025	2025	2025	2025
	HK$	%	HK$	%	US$	%
Customer B	3,725,000	44%	-	-%	-	-%
Total	3,725,000	44%	-	-%	-	-%

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Recent Accounting Pronouncements

Recently Issued Accounting Standards which have been adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures, which requires that an entity report segment information in accordance with Topic 280, Segment Reporting. The amendment in the ASU is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this accounting guidance for the year ended November 30, 2025, and applied it retrospectively to all prior periods presented in the consolidated financial statements. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated financial position, results of operations, or cash flows.

New accounting standards which have not yet been adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures, which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this Update are effective for annual periods beginning after December 15, 2024. The Company adopted this standard for the fiscal year ended November 30, 2025. The adoption did not have a material impact on the Company’s consolidated financial statements as the Company operates as a single reportable segment. The Company has updated its disclosures accordingly.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses, and in January 2025 issued ASU No. 2025-01, which clarifies the effective date of ASU 2024-03. These standards require enhanced disclosures regarding the disaggregation of certain expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption and retrospective application are permitted. The Company is currently evaluating the impact of these standards on its consolidated financial statements. The Company expects that the adoption of these standards will primarily result in enhanced disclosures and will not have a material impact on its consolidated financial position, results of operations, or cash flows.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This update provides a practical expedient for estimating expected credit losses for current accounts receivable and contract assets arising from transactions accounted for under ASC 606.ASU 2025-05 is effective for annual periods beginning after December 15, 2025, with early adoption and retrospective application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of income and statements of cash flows.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Accounts Receivable, net

The accounts receivable, net, as of November 30, 2024 and 2025, consists of the following:

	As of November 30,
	2024	2025	2025
	HK$	HK$	US$
Accounts receivable	9,385,961	4,956,391	636,496
Less: allowance for credit losses	(7,027,799)	(2,585,954)	(332,086)
Accounts receivable, net	2,358,162	2,370,437	304,410

The movements in the allowance for credit losses are as follows:

	As of November 30,
	2024	2025	2025
	HK$	HK$	US$
Balance at beginning of the year	2,154,945	7,027,799	902,504
Provision of expected credit losses	3,890,793	1,200,187	154,127
Write-off of accounts receivable	(982,061)	5,642,032	724,545
Balance at end of the year	7,027,799	2,585,954	332,086

4.	PREPAYMENTS AND OTHER RECEIVABLES

Prepayments and other receivables consist of the following:

	As of November 30,
	2024	2025	2025
	HK$	HK$	US$
Rental deposit	345,980	73,771	9,473
Prepayment of consulting fee	1,500,000	1,500,000	192,629
Others receivable	364	1,080,000	138,693
Total	1,846,344	2,653,771	340,795

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	LONG TERM DEPOSIT AND PREPAYMENT

Long term deposit and prepayment consist of the following:

	As of November 30,
	2024	2025	2025
	HK$	HK$	US$
Rental deposit	—	—	—
Prepayment of consulting fee	500,000	500,000	64,210
Total	500,000	500,000	64,210

Consulting fee is prepaid to a third-party vendor with a two-year agreement, mainly for the consultancy on the business development of the Company, advice for other foreign potential markets, and market information.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of November 30,
	2024	2025	2025
	HK$	HK$	US$
Furniture and fixtures	6,968	22,047	2,831
Office equipment	125,835	125,835	16,160
Motor vehicle	1,181,264	1,181,264	151,697
Total	1,314,067	1,329,146	170,688
Less: Accumulated depreciation	(1,285,740)	(1,302,128)	(167,218)
Net book value	28,327	27,018	3,470

Depreciation expenses recognized for the years ended November 30, 2025, 2024, and 2023 were HK$16,387(US$2,104), HK$6,421 and HK$171,527 respectively.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The principal place of business is situated at Unit 1203C, 12th Floor, Tower 1, Admiralty Centre, 18 Harcourt Road, Admiralty, Hong Kong, where the Company leases office space of approximately 1,040 square feet. The lease has a fixed term of two years, commencing on March 15, 2025 and expiring on March 14, 2027, at a monthly rent of HK$42,640.00 (exclusive of rates and management fees). The lease provides a rent-free period from March 15, 2025 to March 31, 2025, during which the Tenant is still required to pay all other outgoing charges. In addition to the exclusive office space, the Company is entitled to use in common with the Landlord and other tenants the common facilities of the building, including the lavatories, common entrances, entrance hall, staircases, landings, lifts and central air-conditioning service (in so far as the same are in operation). Prior to this lease, the Company’s principal executive office was located at Unit 2803, Level 28, Admiralty Centre, Tower 1, 18 Harcourt Road, Admiralty, Hong Kong, under a sub-lease which expired on March 31, 2025.

In addition, the Company renewed its lease for office premises located at Room 3009E, 4th Tower, Excellence Century Center, Futian District, Shenzhen, the People’s Republic of China, effective from October 10, 2025 on a continuing basis, subject to a 60-day prior written notice for termination. As the remaining lease term during the audit period was less than twelve months, this lease was not recognized as a right-of-use asset and lease liability.

Description of lease	Lease term
Office at Unit 1203C, 12th Floor, Tower 1, Admiralty Centre, 18 Harcourt Road, Hong Kong	From March 15, 2025 through March 14, 2027.

(a) Amounts recognized in the consolidated balance sheet:

	As of November 30,
	2024	2025	2025
	HK$	HK$	US$
Right-of-use assets	353,218	666,475	85,588

Operating lease liabilities
Current	293,792	499,296	64,119
Non-current	—	167,179	21,469
	293,792	666,475	85,588

(b) A summary of lease cost recognized in the Group’s consolidated statements of income and supplemental cash flow information related to operating leases is as follows:

	For the Years Ended November 30,
	2023	2024	2025
	HK$	HK$	HK$	US$
Amortization charge of right-of-use assets	727,315	828,723	511,680	65,710
Interest of lease liabilities	35,832	23,531	12,384	1,590
Cash paid for operating leases	757,329	887,040	360,300	46,269
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,750,851	—	372,684	47,860
Termination of operating lease right-of-use assets and operating lease liabilities	128,418	—	0	0

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES (cont.)

(c) The following table shows the remaining contractual maturities of the Group’s operating lease liabilities as of November 30, 2025:

	Twelve months ended
	November 30,
	HK$	US$
2025
Total future lease payments	679,494	87,260
Less: imputed interest	(13,019)	(1,672)
Present value of lease obligation	666,475	85,588

The weighted-average remaining lease terms were 1.4 and 0.4 years as of November 30, 2025 and 2026, respectively. The incremental borrowing rate used to determine the operating lease liability as of November 30, 2025 were 3.125%.

8.	ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of November 30,
	2024	2025	2025
	HK$	HK$	US$
Accrued staff salaries and reimbursements	391,636	346,360	44,479
Accrued professional fee	768,489	494,193	63,465
Trade creditors	59,200	59,200	7,602
Other accrued expenses	56,904	-	-
Total	1,276,229	899,753	115,546

9.	RELATED PARTY TRANSACTIONS AND BALANCES

Fund advance to director and related parties:

		As of November 30,
	Relationship with the Group	2024	2025	2025
		HK$	HK$	US$
Ms. Wai Lau	Ms. Wai Lau is a director and Controlling Shareholder of the Company	1,556,765	21,264,851	2,730,814
Total		1,556,765	21,264,851	2,730,814

Balances represent amounts due from Ms. Wai Lau, a director and controlling shareholder of the Company. The balances are unsecured, interest-free and repayable on demand.

As of November 30, 2024 and 2025, the amounts due from Ms. Wai Lau were HK$1,556,765 and HK$21,264,851 (US$2,730,814), respectively.

During the year ended November 30, 2025, the Group made payments on behalf of Ms. Wai Lau, resulting in an increase in the outstanding balance. The entire outstanding balance as of November 30, 2025 was fully settled subsequent to the reporting date.

During the year ended November 30, 2025, Shenzhen Huiyue Technology Co., Ltd. became a consolidated subsidiary of the Group. Accordingly, all balances and transactions with Shenzhen Huiyue Technology Co., Ltd. have been eliminated upon consolidation, and no amounts due to or from this entity are presented in the consolidated financial statements as of November 30, 2025.

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

As of November 30, 2025 and 2024, the contract liabilities were comprised of the following:

	As of November 30,
	2024	2025	2025
	HK$	HK$	US$
Advance from customers	128,400	-	-
Total	128,400	-	-

	As of November 30,
	2024	2025	2025
	HK$	HK$	US$
Balance at beginning of the year ended	1,519,584	128,400	16,489
Decrease in contract liabilities as a result of recognizing revenue during the year which was included in the contract liabilities at the beginning of the year	(1,519,584)	(128,400)	(16,489)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	128,400	-	-
Total	128,400	-	-

11.	BANK BORROWINGS

	As of November 30,
	2024	2025	2025
	HK$	HK$	US$
Bank loans secured and repayable
Within 12 months	480,619	501,522	64,405
Over 1 year	2,012,828	1,505,343	193,315
Total	2,493,447	2,006,865	257,720

On August 3, 2021, the Group entered into a loan agreement with a financial institution in Hong Kong to borrow HK$3,483,000, which bears annual interest at a floating prime rate and with due date on September 16, 2029. The interest rate increased from 2.75% to 3.625% at the end of November 30, 2023, and further declined to 3.125% at the end of November 30, 2024. Subsequently, in December 2024, the interest rate was reduced to 3.00% per annum and remained at that level throughout the year ended November 30, 2025.

During the years ended November 30, 2025, 2024 and 2023, the Company repaid loan principals of HK$486,583, HK$460,717 and HK$453,593, respectively.

As of November 30, 2025 and 2024, the outstanding balances of the bank loan were approximately HK$2,006,865 and HK$2,493,447, respectively.

As of November 30, 2025 and 2024, the banking facilities of the Company were secured by personal guarantee from Ms. Wai Lau, a director and shareholder of the Company, with the guarantee period same as the loan agreement.

Interest related to the bank loans was approximately HK$68,272, HK$101,711 and HK$108,259 for the years ended November 30, 2025, 2024 and 2023, respectively.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense consist of the following:

	For the Years Ended November 30,
	2024	2025
	HK$	HK$	US$
Staff costs	3,322,707	3,387,808	435,060
IT expenses	29,065	3,890	500
Professional and consultancy fee	3,786,262	3,334,221	428,178
Rent and rates	869,720	936,161	120,221
Depreciation	6,421	8,701	1,117
Office expenses	245,772	81,429	10,457
Provision for doubtful accounts	4,872,854	1,200,187	154,127
Insurance	450,719	443,076	56,899
Share base compensation expense	—	18,706,734	2,402,303
Others	291,636	2,095,881	269,151
Total Administrative expense	13,875,156	30,198,088	3,878,013

13.	INCOME TAX

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

The Group’s Hong Kong subsidiaries, IJL,ITL and LQ are subject to Hong Kong profits tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For these subsidiaries, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

PRC

Entities incorporated in the People’s Republic of China (“PRC”) are generally subject to PRC enterprise income tax (“CIT”) at a statutory rate of 25% on their taxable income in accordance with the PRC Corporate Income Tax Law and its implementation rules.

Shenzhen Huiyue Technology Co., Ltd., a subsidiary incorporated in the PRC, is subject to PRC EIT at the statutory rate of 25% on its taxable income as determined under PRC tax laws and regulations.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	INCOME TAX (cont.)

In addition, dividends distributed by PRC entities to non-PRC resident enterprises are generally subject to PRC withholding income tax at a rate of 10%, unless a reduced rate is available under an applicable tax treaty or arrangement.

(a)	The components of the income tax provision are as follow:

	For the Year Ended November 30,
	2023	2024	2025
	HK$	HK$	HK$	US$
Current tax	886,191	127,968	(1,228,789)	(157,800)
Deferred tax	(355,566)	(804,021)	719,199	92,359
Total income tax expense (benefits)	530,625	(676,053)	(509,590)	(65,441)

(b)	The following table reconciles Hong Kong statutory rates to the Group’s effective tax rate:

	For the years ended November 30,
	2023		2024		2025
	Amounts	%	Amounts	%	Amounts		%
	HK$		HK$		HK$	US$
Current tax – Hong Kong profits tax Provision for the year	4,599,604		(1,101,052)		(18,685,165)	(2,399,533)
Income tax expense at the statutory rate	(758,935)	16.5	181,674	16.5	3,083,052	395,923	16.5
Effect of preferential tax rate	164,853	(3.6)	165,000	15.0	165,000	21,189	0.9
Effect of expenses not deductible for tax	(28,302)	0.6	(1,060)	(0.1)	417,698	53,640	2.2
tax loss benefit						-	-
Effect of Permanent difference*	91,759	(2.0)	330,439	30.0	(3,156,160)	(405,311)	(16.9)
Income tax expense (benefits)	(530,625)	11.5	676,053	61.4	509,590	65,441	2.7

*	Mainly represents non-taxable income due to governmental grants and other non-taxable interest.

(c)	Deferred tax:

The deferred tax assets which are principally comprised of provision of credit losses. The movement of recognized deferred tax assets were as follows:

	As of November 30,
	2024	2025	2025
	HK$	HK$	US$
Deferred tax assets:
Balance, beginning of the year	355,566	1,159,587	148,913
Addition	804,021	(719,199)	(92,359)
Balance, end of the year	1,159,587	440,388	56,554

As of November 30, 2025 and 2024, the Group had taxes payables of HK$1,536,569 (US$197,325) and HK$2,932,183, respectively.

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	OTHER INCOME

	For the Year Ended November 30,
	2023	2024	2025
	HK$	HK$	HK$	US$
Bank interest income	474,720	1,936,131	1,717,560	220,568
Sundry income	99,407	89,036	1,119	144
Exchange gain (or loss)	-	(498,985)	(542,359)	(69,650)
Other gain/loss	-	-	205,497	26,390
Total	574,127	1,526,182	1,381,817	177,452

Other income mainly represented (i) bank interest income arisen from the fixed term deposit, (ii) sundry income, (iii) exchange gain (or loss) from foreign currency，and (iv) other gain mainly arising from the acquisition of Shenzhen Huiyue Technology Co., Ltd. during the year, which resulted in a net acquisition-related gain of HK$205,497.

15.	ORDINARY SHARES

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

On March 20, 2024, the Company completed its initial public offering (the “IPO”) on the NASDAQ. In the offering, 1,875,000 ordinary shares were issued and sold to the public at a price of US$4 per share. The net proceeds to the Company from the IPO, after deducting the escrow fund, accrued and paid commissions and offering expenses, were approximately US$6,303,045 (HKD49.04 million).

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

INTELLIGENT GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	ORDINARY SHARES (cont.)

The re-designation of its ordinary shares of a single class each with a par value of US$0.00001 (issued and unissued) (the “Ordinary Shares”) that all the currently issued 13,125,000 Ordinary Shares be and are re-designated into Class A ordinary shares each with a par value of US$0.00001 with one vote per share but with all rights and restrictions remaining identical to the Ordinary Shares (the “Class A Ordinary Shares”) on a one-for-one basis, the remaining authorized but unissued Ordinary Shares be and are re-designated into 436,875,000 Class A Ordinary Shares and 50,000,000 Class B ordinary shares each with a par value of US$0.00001 with fifty votes per share (the “Class B Ordinary Shares”) on a one-for-one basis and such that the Company will be authorized to issue a maximum of 500,000,000 shares each with a par value of US$0.00001 divided into 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares. As a result of the issuances and reclassification stated above, the Company had 0 and 450,000,000 authorized Class A ordinary shares, par value of US$0.00001, of which 0 and 11,625,000 Class A ordinary shares were issued and outstanding as of November 30, 2023 and 2024, respectively. The Company had 0 and 50,000,000 authorized Class B ordinary shares, par value of US$0.00001, of which 0 and 1,500,000 Class B ordinary shares were issued and outstanding as of November 30, 2023 and 2024, respectively.

In June 2025, the company issued 15,000,000 Class A ordinary shares in a private placement financing for aggregate gross proceeds of approximately US$ 3,922,500. The issuance was accounted for as an equity financing transaction, with par value recorded as share capital and the excess over par value recorded as additional paid -in capital. The net proceeds were used for general corporate purposes. As of the reporting date, the company has not yet received investment proceeds amounting to US$1,333,650(equivalent to HK$10,385,133).

In July 2025, the company issued 2,625,000 Class A ordinary shares to certain consultants and one employee pursuant to the company’s 2025 Stock Incentive plan. The grant date fair value of the Company’s Class A ordinary shares was US$1.205 per share, determined with reference to the quoted closing market price on the grant date. The shares were issued to eligible participants at subscription price of US$0.3 per share. The difference between the grant date fair value and the subscription price represents share- based compensation in accordance with ASC718. AS of the reporting date, the company has not yet received investment proceeds amounting to US$60,000(equivalent to HK$467,220).

On January 15, 2026, the company’s board of directors approved a reverse stock split of the Company’s issued and outstanding ordinary shares at a ratio of one-for-twenty (1:20). The reverse stock split became effective on February 17, 2026. All share and per share amounts, including the number of shares outstanding, earnings per share, and other per share data, have been retrospectively adjusted for all periods presented to reflect the reverse stock split.

16.	COMMITMENTS AND CONTINGENCIES

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

17.	SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the issuance of the consolidated financial statements and, On January 15, 2026, the company’s board of directors approved a reverse stock split of the Company’s issued and outstanding ordinary shares at a ratio of one-for-twenty (1:20). The reverse stock split became effective on  February 17, 2026, and the Company’s ordinary shares began trading on a post-split basis on the Nasdaq Capital Market thereafter. The reverse stock split was effected to enable the Company to regain compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a). All share and per share amounts, including the number of shares outstanding, earnings per share, and other per share data, have been retrospectively adjusted for all periods presented to reflect the reverse stock split.