Form 20-F/A
period 2025-11-30
Intelligent Group Ltd
filed 2026-04-21
CIK 1916416

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

☐ Yes ☐ No

i

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of Intelligent Group Limited for the fiscal year ended November 30, 2025 (this “Form 20-F/A”), originally filed with the Securities and Exchange Commission on March 31, 2026 (the “Original Form 20-F”), is being filed solely for the purpose of updating the disclosure in Item 16G of Part II of the Original Form 20-F. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, Item 16G of Part II of the Original Form 20-F is hereby amended and restated in its entirety.

This Form 20-F/A also includes re-executed certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 12.1 and 12.2, dated as of the date of filing of this Form 20-F/A.

Except as otherwise indicated herein, this Form 20-F/A continues to speak as of the date of the Original Form 20-F, and this Form 20-F/A does not reflect events occurring after the date of the Original Form 20-F and does not update or otherwise modify any other disclosures made in the Original Form 20-F. Accordingly, this Form 20-F/A should be read in conjunction with the Original Form 20-F.

PART II

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

While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the exemptions afforded to us and follow certain home country corporate governance practices. We currently follow British Virgin Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Capital Market as listed below:

●	Rule 5605(b)(2), pursuant to which the independent board members of a company must have regularly scheduled meetings at which only independent directors are present;

●	Rule 5620(c), pursuant to which a company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3% of the outstanding shares of the company’s common voting stock;

●	Rule 5635(a), pursuant to which shareholder approval is required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company;

●	Rule 5635(b), pursuant to which shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company;

●	Rule 5635(c), pursuant to which shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions; and

●	Rule 5635(d), pursuant to which shareholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving:

-	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of the company equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance; or

-	the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

●	Rule 5640, pursuant to which the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 may not be disparately reduced or restricted through any corporate action or issuance.

Our BVI counsel, Ogier, has provided letters to Nasdaq certifying that BVI law does not require us to follow or comply with the requirements of the above corporate governance rules, and our non-compliance with the above requirements will not breach any law, public rule or regulation applicable to the Company in force in the BVI at such time.

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

PART III

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Executive director and chairlady of the Board

Date: April 21, 2026

4